United Overseas Bank Limited
Annual Report 2008


09046054



UOB
大華銀行

Contents

Our mission

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent service.

All figures in this Annual Report are in Singapore dollars unless otherwise specified.

Five-year group financial summary

	2008	2007	2006[1]	2005	2004
Profit and loss account ($ million)					
Operating profit	**3,200**	2,854	2,488	2,337	2,032
Net profit after tax[2]	**1,937**	2,109	1,882	1,709	1,452
Balance sheet ($ million)					
Total assets	**182,941**	174,950	161,312	145,073	134,879
Customer loans (net)	**99,840**	92,669	76,875	67,142	64,300
Customer deposits	**118,171**	106,967	95,552	85,503	79,019
Shareholders' equity[3]	**15,573**	17,329	16,791	14,929	13,439
Financial indicators (%)					
Return on average ordinary shareholders' equity[4]	**12.2**	12.6	12.3	12.4	10.8
Return on average total assets	**1.07**	1.24	1.21	1.25	1.19
Expense/Income ratio	**39.0**	41.4	41.1	37.9	37.6
Capital adequacy ratio[5]					
Tier 1	**10.9**	10.0	11.0	11.0	11.0
Total	**15.3**	14.5	16.3	16.1	15.6
Per ordinary share					
Basic earnings ($)[4]	**1.25**	1.36	1.20	1.11	0.93
Net asset value ($)[6]	**8.90**	10.91	10.48	9.17	8.75
Net dividend (¢)	**60.0**	73.7	81.2	70.8	48.0

1 *Excluding one-time income/gain, comprising special dividend from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited.*

2 *Refer to profit attributable to equity holders of the Bank.*

3 *Refer to equity attributable to equity holders of the Bank.*

4 *Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.*

5 *The Group adopted Basel II framework for its capital adequacy ratio computation in accordance with the revised MAS Notice 637 with effect from January 2008.*

6 *Preference shares are excluded from the computation.*

74 years of heritage and resilience

United Overseas Bank ("UOB") was incorporated on 6 August 1935 as the United Chinese Bank. Founded by Datuk Wee Kheng Chiang, the Bank catered mainly to the Fujian community in its early years. The change of name was effected in 1965.

Over the past 74 years, UOB has grown from strength to strength. Through a series of acquisitions, it is now a leading bank in Asia. Besides Far Eastern Bank in Singapore, UOB's major banking subsidiaries in the region are United Overseas Bank (Malaysia), United Overseas Bank (Thai), PT Bank UOB Indonesia, PT Bank UOB Buana and United Overseas Bank (China). Today, the UOB Group has a network of over 500 offices in 18 countries and territories in Asia Pacific, Western Europe and North America.

UOB provides a wide range of financial services through its global network of branches, offices, subsidiaries and associates: personal financial services, private banking, commercial and corporate banking, investment banking, corporate finance, capital market activities, treasury services, futures broking, asset management, venture capital management, general insurance, life assurance and stockbroking services. UOB also has diversified interests in travel and leasing.

In Singapore, UOB is a market leader in the credit card business and the private residential home loan business. It is also a key player in loans to small and medium enterprises. Its fund management arm, UOB Asset Management, is one of Singapore's most awarded fund managers. UOB is rated among the world's top banks by Moody's Investors Service, receiving B for financial strength, and Aa1 and Prime-1 for long-term and short-term bank deposits respectively.

UOB plays an active role in the community, focusing on children, education and the arts. Its staff volunteerism programme was initiated in 2007. Through the UOB Heartbeat Run/Walk, UOB has raised funds for its named beneficiaries, including Very Special Arts Singapore which provides art programmes for people with special needs. UOB has also organised the prestigious Painting Of The Year Competition and Exhibition since 1982. In recognition of its contributions to the arts, UOB was conferred the National Arts Council's Distinguished Patron of the Arts Award for four consecutive years since 2005.

Our key strengths

Sound financial discipline

We maintain sound financial health with a disciplined approach. Our robust risk management ensures a well-diversified loans portfolio that spreads across segments and industries. We have a strong balance sheet and capital position. > Pages 4 to 5

Steady financial performance

We have delivered profitability even in volatile times. The UOB Group recorded a net profit after tax of $1.9 billion and an operating profit of $3.2 billion in 2008. > Pages 8 to 9

Wide industry recognition

We continue to receive recognition from leading publications and organisations, including "Best Domestic Bank in Singapore" by Asiamoney and "Best Domestic Bank (Singapore)" by The Asset in 2008.
> Pages 22 to 23

Valuable human capital

We take pride in our people. Our policies allow us to attract, develop and retain talents. With a team of capable and knowledgeable individuals, we are able to provide comprehensive banking solutions to customers.
> Pages 36 to 37

Established regional footprint

We have a strong foothold in Asia. Our extensive network comprises more than 500 offices in 18 countries and territories. We are well-positioned to capture new growth opportunities and strengthen customer relationships.
> Pages 44 to 45

Sound financial discipline

We have a strong balance sheet and capital position, and practise sound liquidity management.

Out of the total assets of $183 billion as at December 2008, 55% were in customer loans spread across segments and industries, and another 14% were in investment securities. Our Tier 1 capital adequacy ratio ("CAR") of 10.9% and total CAR of 15.3% as at end December 2008 are well above the regulatory minimum requirements of 6% and 10% respectively.

As at December 2008, we had liquid assets of $31.6 billion, representing 17% of total assets. Our funding base is stable, with customer deposits accounting for 81% of our deposit base for the year under review.

We will continue to be prudent in our provisioning policy. We will also remain disciplined in cost management. Our expense-to-income ratio was 39% for the year ended December 2008.

Tier 1 capital adequacy ratio

Tier 1 capital adequacy ratio remained strong, well above the regulatory minimum requirement.

10.9%

Expense-to-income ratio

Expense-to-income ratio improved by 2.4% points.

39%


Singapore

We are here.

United Overseas Bank has 63 branches in Singapore. We have grown beyond Singapore, with major banking subsidiaries in Malaysia, Indonesia, Thailand and China.

Financial highlights


Net profit after tax
($ million)
1,452
1,709
1,882
2,109
1,937
2004
2005
2006*
2007
2008


Return on average ordinary shareholders' equity
(%)
10.8
12.4
12.3
12.6
12.2
2004
2005
2006*
2007
2008


Return on average total assets
(%)
1.19
1.25
1.21
1.24
1.07
2004
2005
2006*
2007
2008


Earnings per ordinary share
($)
0.93
1.11
1.20
1.36
1.25
2004
2005
2006*
2007
2008


Net dividend per ordinary share
(cents)
Special
48.0
22.8
48.0
24.2
57.0
12.3
61.4
60.0
2004
2005
2006
2007
2008


Total assets
($ billion)
134.9
145.1
161.3
175.0
182.9
2004
2005
2006
2007
2008

* *Excluding one-time income/gain, comprising special dividend from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited.*


Net customer loans
($ billion)
64.3
67.1
76.9
92.7
99.8
2004
2005
2006
2007
2008


Customer deposits
($ billion)
79.0
85.5
95.6
107.0
118.2
2004
2005
2006
2007
2008


Shareholders' equity
($ billion)
13.4
14.9
16.8
17.3
15.6
2004
2005
2006
2007
2008


Non-performing loan ratio
(%)
8.0
5.6
4.0
1.8
2.0
2004
2005
2006
2007
2008


Cumulative impairment/
non-performing assets
(%)
67.9
69.0
79.2
111.8
110.5
2004
2005
2006
2007
2008


Capital adequacy ratios
(%)
Tier 1
Total
15.6
16.1
16.3
14.5
15.3
11.0
11.0
11.0
10.0
10.9
2004
2005
2006
2007
2008#

The Group adopted Basel II framework for its capital adequacy ratio computation in accordance with the revised MAS Notice 637 with effect from January 2008.

Steady financial performance

Despite the challenging market conditions, we registered a net profit after tax of $1.9 billion in 2008. Our core banking activities remained strong with operating profit growing 12.1% to $3.2 billion. Net interest income rose 20% from an expanded loan portfolio and higher contributions from interbank money market activities.

The Board has recommended a final one-tier tax-exempt dividend of 40 cents per ordinary share to shareholders. Together with the interim one-tier tax-exempt dividend of 20 cents, we would have a payout ratio of 47% for the year.

Net profit after tax

We achieved a commendable net profit after tax despite the challenging market conditions.

$1.9 billion

Operating profit

We recorded a strong growth at the operating level.

$3.2 billion

Net interest margin

Net interest margin rose by 23 basis points over the year.

2.27%

Malaysia



We are here.

United Overseas Bank (Malaysia) has
41 branches, making it the foreign bank
with the largest branch network in the country.

Chairman's statement

"The systemic failure of the financial system calls for an urgent review of the banking architecture, and concerted global actions to revive confidence and international trade."

2008 In Review

Given the cyclical nature of economic activities, some downward adjustment had been expected after almost a decade of global growth and affluence. What was unexpected was the speed and magnitude of the tsunami that swept the world's financial markets in 2008.

What started as a US sub-prime mortgage securitisation problem consumed the global economy as liquidity and credit virtually dried up. It is the worst financial crisis that I have encountered in my half-a-century banking career.

And because banks are a primary conduit of the world economy, the clogging up of toxic waste in the arteries impacted international trade. Faced with a global credit squeeze, the world tottered into a recessionary mode by the end of the year.

Singapore, which had started 2008 with a GDP growth forecast of 4% to 6%, was not unscathed. Two successive quarters of negative growth because of falling exports led to a technical recession in the latter part of the year. GDP growth for the whole year fell to 1.1%.



UOB Group's Performance & Dividend

In the challenging environment, the Group's after-tax profit fell by 8.2% to $1.9 billion (2007: $2.1 billion). Although margins generally improved, the Group was affected by higher impairment charges as a consequence of the financial crisis and the business downturn in Singapore as well as the region.

During the year, UOB raised $1.32 billion from the issue of 13.2 million Class E non-cumulative non-convertible preference shares at $100 per share at a fixed dividend rate of 5.05% per annum. As a consequence, the Bank's capital position was further strengthened.

In furtherance of the Group's growth strategy in the region, the Bank increased its stake in PT Bank UOB Buana to almost 99% and de-listed it. UOB also increased its interest in The Southern Commercial Joint Stock Bank in Vietnam from 10% to 15%. In China, UOB took a 15% stake in Evergrowing Bank in Yantai, Shandong.

The UOB Board has transferred $300 million to general reserves. It recommends a final one-tier tax-exempt dividend of 40 cents per ordinary share. Together with the interim one-tier tax-exempt dividend of 20 cents, the total net dividend per ordinary share in 2008 would amount to 60 cents.

2009 Outlook

The financial storm showed no sign of abatement in the first quarter of 2009. As major banks continued to announce higher write-offs, the credit squeeze tightened further and international trade shrank. That we are now in the grip of a global recession is not in doubt; the question is how long and deep the recession will run.

The past year has thrown up some major flaws and weaknesses in the international financial structure. The US, long held as the beacon of sound corporate governance, stellar financial innovation and liberal capitalism, is now vilified in some quarters as the country which sparked off the fall of the dominoes because of long years of easy credit, low regulatory standards and high greed. But the US continues to be the world's major economy and global recovery will depend, to a large extent, on the effectiveness of the American stimulus packages.

The resolution of this unprecedented crisis also requires the concerted efforts of the major governments and regulators in the world. The systemic failure of the financial system calls for an urgent review of the banking architecture, and concerted global actions to revive confidence and international trade.

As a small country with an open economy, there is no way that Singapore can avoid the tidal waves. In the wake of falling exports, more redundancies can be expected. The property markets are likely to continue with their downward trend, and GDP might contract by more than 5%.

In this turbulent environment, the Group will steer a cautious course. While we will continue to support our loyal customers in their time of need, we will focus on reducing operating costs and improving our corporate governance, risk management and service standards. We will also embark on a restructuring exercise to ensure that we are well-positioned to move expeditiously when the crisis blows over.

Acknowledgement

Board director Mr Lien Jown Leam Michael has decided not to seek re-election at this annual general meeting to devote more time to his family and work commitments. On behalf of the Board, I thank Mr Lien for his many contributions during the last four years.

I thank my fellow directors for their wise counsel and guidance, management and staff members for their dedication and contributions, and shareholders and customers for their support during the year.

With the continuation of such support, I am confident that the Group will be able to ride out the current storm. Like all past crises, this one will blow over. As the I-Ching has rightly pointed out: "否极泰来" ("When misfortune reaches its peak, prosperity will follow").

Wee Cho Yaw
February 2009

Deputy Chairman & Chief Executive Officer's report

"We will stay focused on the fundamentals, whether it is about customer profile, building our core franchise or investing for the future. We will continue to adopt a prudent and disciplined approach in managing our business and balance sheet."

Remaining Steadfast In 2008

2008 was a tumultuous year for the global financial system as it suffered from the huge after-shocks of the US sub-prime mortgage meltdown, collateralised debt obligations default and ensuing credit crunch. The global financial crisis quickly developed into a world economic crisis as countries went into recession.

Amidst a difficult year, UOB's operating profit grew 12.1% to $3.2 billion. This was largely driven by higher net interest income and helped to cushion the rise in impairment charges. We achieved a net profit after tax of $1.9 billion in the year under review. We continued to be disciplined in managing costs and kept our expense-to-income ratio at 39%. Net customer loans increased 7.7% to $99.8 billion, while customer deposits rose 10.5% to $118.2 billion.

Non-performing loan ratio rose to 2% from 1.8% a year ago. To prepare for the uncertain times ahead, we provided more for collective impairments. Throughout 2008, we continued to focus on quality credits and were selective in portfolio management. Out of the total assets of $182.9 billion as at December 2008, 55% were in loans spread across segments and industries.

The current global financial turmoil highlights the importance of a robust risk management system. We adopted the Basel II Internal Ratings-Based Approach in 2008 to manage credit risks and capital. Our Basel II Pillar 3 disclosure is published in this annual report to provide greater transparency.

During the year, we raised $1.32 billion through our preference share issuance to further strengthen our capital position. Our capital adequacy ratio ("CAR") remained strong as at end-2008, with Tier 1 CAR and total CAR at 10.9% and 15.3% respectively.



Expanding Our Regional Franchise

While Singapore remained our flagship market, we continued to expand our regional portfolio in 2008.

In Vietnam, we increased our stake in The Southern Commercial Joint Stock Bank from 10% to 15%, and intend to increase the shareholding to 20%, subject to regulatory approval.

UOB acquired a 15% stake in Evergrowing Bank in Shandong, China. We also completed the local incorporation of United Overseas Bank (China) as a vehicle to grow our consumer and corporate franchise, and obtained approval from Chinese regulators to provide Renminbi services to Chinese citizens in Shanghai. These moves position us to grow organically in China and participate in the long-term growth of its economy.

Our business in Malaysia remains on track. In 2008, United Overseas Bank (Malaysia) ["UOB (Malaysia)"] continued its focus on the small and medium enterprises ("SMEs") and consumer segments.

In Thailand, United Overseas Bank (Thai) ["UOB (Thai)"] embarked on a capital restructuring exercise in the first half of 2008. It also raised $100 million in capital to support its future business expansion plans. Following the completion of this exercise, UOB (Thai)'s CAR stood at a strong 18.5%.

We consolidated our presence in Indonesia during the year. We increased our stake in PT Bank UOB Buana ("UOB Buana") to almost 99% with a de-listing tender offer. This will facilitate our efforts to build upon the bank's existing strength in commercial banking for SMEs, and increase consumer lending activities. Another subsidiary, PT Bank UOB Indonesia, continued its focus on corporate banking business.

Meeting Customers' Needs

We understand customers' needs and endeavour to serve customers better through innovative products and solutions.

Innovative consumer products launched during the year included: the UOB Preferred Platinum Card, which was launched simultaneously in Singapore and Malaysia to bring the best in Asia to cardholders; and the UOB High Yield Account, which was introduced in Malaysia following its successful debut in Singapore in 2007. In addition, a landmark deal with China UnionPay ("CUP") made UOB the first Singapore acquiring bank to represent CUP, adding to the Visa, MasterCard and JCB brands that UOB already represents.

For the SME segment, we introduced Enterprise Banking to look after the largely mid-tier SMEs. We extended our reach to the mid-tier SMEs and small businesses through strategically-sited Commercial Banking Hubs and Centres, to bring financial solutions closer to our customers.

In the area of debt capital markets, UOB played significant roles in several high-profile transactions, including the Stapled Financing in Temasek Holdings' divestment of Senoko Power Ltd and Marina Bay Sands Pte Ltd's Senior Credit Facilities. Beyond Singapore, we strengthened our regional footprint through involvement in several major transactions across diverse industry sectors.

Recent events have put the sales process for investment products in the limelight. UOB believes that growth can only be sustained through business conduct that not only meets regulatory requirements but also professional standards and best practices. We place great emphasis on safeguarding customer interest at all times.

Deputy Chairman & Chief Executive Officer's report

Strengthening Delivery & Operations

I have emphasised that there will be no let-up in UOB's efforts to boost service quality. In 2008, we continued with our efforts to build a flexible and agile operations engine to deliver quality and cost-effective financial solutions seamlessly across Singapore and the region. In Singapore, our ATM network was widened to cover bus interchanges, MRT stations and Shell petrol stations. Our regional ATM network was improved, and UOB customers now have access to their transaction accounts through our inter-country ATM system covering Singapore, Malaysia, Indonesia and Thailand. We opened eight new Privilege Banking Centres in Malaysia, Shanghai and Indonesia to tap the regional wealth management market. In China, we launched UOB Business Internet Banking to boost service levels for our corporate clients.

To better meet the needs of our customers, the Bank's Call Centre implemented an Integrated Voice Response System to facilitate basic customer transactions via telephone, thus enabling our staff to focus on more complex transactions. Our Call Centre received the Silver Award for Best Contact Centre of the Year (Outbound Campaign Programme category) for SmartPay and interest-free loan cross-selling, at the Contact Centre Association of Singapore International Contact Centre Award 2008.

UOB (Malaysia) made major investments in customer relationship management to integrate and provide seamless customer service across all channels and product offerings. UOB Buana rationalised its branch network by creating centres of excellence in regional offices located in major Indonesian cities to better support its loans and credit card businesses. UOB (Thai) continued to strategically re-position its operating network by re-locating branches, opening new foreign exchange booths at high-traffic tourist locations and growing its ATM network.

UOB's efforts to boost service quality and process efficiencies were recognised in 2008. We were named Best Domestic Bank in Singapore and Best Local Cash Management Bank in Singapore by Asiamoney, and Best Domestic Bank (Singapore) by The Asset. We also received the top-rated status from Global Custodian for our excellence in providing custody services.

Banking On Human Capital

I believe that people are the most important assets and the Bank can only be as good as its people. Our competitive edge comes from having a good team, stable management and an intimate understanding of the markets. As the world evolves, our people will have to upgrade continually. We will give them opportunities to take on new roles and challenges, and equip them through on-going training.

During the year, we worked with the National University of Singapore ("NUS"), Nanyang Technological University and Singapore Management University ("SMU") to develop and customise programmes for our specific needs. The SMU-UOB Advanced Diploma in Private Banking is the first Financial Industry Competency Standards ("FICS") accredited programme of its kind developed between a financial institution and a local university. The UOB-NUS Executive Certificate in Wealth Management Programme is the first FICS accredited training programme for Relationship Management (Mass Affluent) by a Singapore bank.

In 2007, we launched a new initiative called "Be Engaged at UOB" or BE@UOB. This initiative reflects the management's desire for each and every employee to feel a sense of purpose and belonging. I am happy to report that the BE@UOB initiative has taken off well. In 2008, we saw improvements in engagement across all staff levels and survey dimensions.

In recognition of our efforts and commitment to training and staff development, UOB received the Leading HR Practices in Learning and Human Capital Development Award from the Singapore Human Resources Institute in 2008.

Engaging The Community

Beyond donations to specific beneficiaries, UOB believes in contributing to the needs of the community through volunteerism. Our employees are encouraged to engage in volunteerism either through activities organised by the Bank or by participating in the beneficiaries' volunteer programmes. Since the launch of our staff volunteerism programme in 2007, more volunteer hours have been clocked. Apart from participation in UOB-initiated volunteer activities, our staff also initiated and led community service projects.

In the last 27 years, the UOB Painting Of The Year Competition and Exhibition has succeeded in creating a platform for nurturing local art and in challenging local artists to excel. We will continue our efforts in this direction, to bring about a greater public awareness of the arts and inject creative vibrancy into society. For its contribution to the arts, UOB was conferred the Distinguished Patron of the Arts Award by the National Arts Council for the fourth consecutive year in 2008.

Looking Ahead

The global financial scene may remain dire for some time and recovery does not appear to be on the immediate horizon. The de-leveraging process and the drying up of credit are clearly taking a toll on the real economy. Asia has not been spared though the impact to the region is cyclical rather than structural. The US, Japan and Europe have sunk into recession and the Asian tigers of Singapore, Hong Kong and Taiwan have followed suit.

We are operating in unprecedented times. The global banking system has seized up. Policy-makers are injecting large amounts of liquidity into the system and taking unconventional measures to restore stability but the distressed balance sheets of financial institutions, and now corporates, continue to weigh on the system. Clearly, there is a need to re-establish confidence in the global banking system and this is an effort that will take some time.

As an Asian bank, we cannot escape the global financial turmoil. But UOB's forte in commercial banking and long-standing focus on developing a strong distribution network, intimate local knowledge and long-term relationships with customers should stand us in good stead. The industry's move towards 'back to basics' validates this model which has worked and still works for us.

We will stay focused on the fundamentals, whether it is about customer profile, building our core franchise or investing for the future. We will continue to adopt a prudent and disciplined approach in managing our business and balance sheet.

We are also seizing opportunities during this turbulent period to strengthen our capabilities. We have begun to streamline our organisation to be more segment-driven across our key markets, supported by an integrated information technology and operations unit. We want to capture synergies and achieve stronger performance and alignment across all our key markets. We are working towards operating as a truly integrated regional bank rather than a collection of banks in the region. The regionalisation strategy that we have embarked on will better position us for the recovery phase when it eventually comes.

Finally, I would like to thank the Board of Directors for their wise counsel and guidance. My thanks also go to our customers, staff and shareholders for their continued strong support.

Wee Ee Cheong
February 2009

Board of directors


Wee Cho Yaw


Wee Ee Cheong

Wee Cho Yaw
Chairman

Age 80. Dr Wee has been the Chairman and Chief Executive Officer ("CEO") of UOB since 1974. He relinquished his position as CEO on 27 April 2007. He was appointed to the Board on 14 May 1958 and last re-appointed as Director on 30 April 2008. He is the Chairman of the UOB Executive and Remuneration Committees, and a member of the Nominating Committee.

Dr Wee is the Chairman of UOB subsidiaries, Far Eastern Bank, United Overseas Insurance, United Overseas Bank (Malaysia) and United Overseas Bank (Thai) Public Company, President Commissioner of PT Bank UOB Indonesia and PT Bank UOB Buana, and Supervisor of United Overseas Bank (China). He is also the Chairman of United International Securities, Haw Par Corporation, UOL Group, Hotel Plaza, United Industrial Corporation, and Singapore Land and its subsidiary, Marina Centre Holdings. He is the former Chairman of Overseas Union Enterprise.

The Businessman Of The Year award was conferred twice on Dr Wee at the Singapore Business Awards in 2001 and 1990. In 2006, he received the inaugural Credit Suisse-Ernst & Young Lifetime Achievement Award for his outstanding achievements in the Singapore business community. Dr Wee is the Honorary President of Singapore Chinese Chamber of Commerce & Industry, Pro-Chancellor of Nanyang Technological University and President of Singapore Federation of Chinese Clan Associations. He received Chinese high school education and was conferred Honorary Doctor of Letters by the National University of Singapore in 2008.

Wee Ee Cheong
Deputy Chairman & Chief Executive Officer

Age 56. Mr Wee joined UOB in 1979. He was appointed to the Board on 3 January 1990 and last re-elected as Director on 27 April 2007. He has been an executive director since 1990 and is a member of the UOB Executive Committee.

Mr Wee served as the Deputy Chairman and President of the Bank from 2000 to April 2007 and was appointed as Chief Executive Officer ("CEO") on 27 April 2007. He currently holds the position of Deputy Chairman and CEO.

He is a director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United Overseas Bank (Malaysia), United Overseas Bank (Thai) Public Company and United International Securities. He is the Chairman of United Overseas Bank (China) and a commissioner of PT Bank UOB Buana.

Mr Wee serves as a director of the Institute of Banking & Finance, and council member of The Association of Banks in Singapore and Singapore Chinese Chamber of Commerce & Industry. He is a member of the Board of Governors of the Singapore-China Foundation. He is also a member of Visa Inc Asia Pacific Advisory Council, India-Singapore CEO Forum and Advisory Board of the INSEAD East Asia Council. He had previously served as Deputy Chairman of Housing & Development Board, and a director of Port of Singapore Authority, UOL Group and Hotel Plaza.

He holds a Bachelor of Science (Business Administration) and a Master of Arts (Applied Economics) from The American University, Washington, DC.

Ngiam Tong Dow

Age 71. Mr Ngiam was appointed to the Board on 1 October 2001 and last re-appointed as Director on 30 April 2008. An independent and non-executive director, he is a member of the Bank's Executive and Nominating Committees. He is a director of Far Eastern Bank, a UOB subsidiary.

Mr Ngiam is also a director of Singapore Press Holdings and Yeo Hiap Seng. He served as the Chairman of Housing & Development Board from 1998 to 2003 and Chairman of Surbana Corporation Pte Ltd from 2003 to 2008. He has a distinguished public service career, having held the post of Permanent Secretary in the Prime Minister's Office and the Ministries of Finance, Trade and Industry, National Development, and Communications. He is the former Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, and the former Deputy Chairman of the Board of Commissioners of Currency, Singapore.

He holds a Bachelor of Arts (Economics, Hons) from the University of Malaya, Singapore, and a Master of Public Administration from Harvard University, USA.

Cham Tao Soon

Age 69. Prof Cham was appointed to the Board on 4 January 2001 and last re-elected as Director on 30 April 2008. An independent and non-executive director, he is the Chairman of the Bank's Audit Committee and a member of the Bank's Executive, Nominating and Remuneration Committees. Prof Cham is a director of the Bank's subsidiaries, namely, Far Eastern Bank and United Overseas Bank (China). He is the Chairman of NSL Ltd, MFS Technology, Singapore Symphonia Company and Singapore-China Foundation, and Deputy Chairman of Singapore Press Holdings. He is a director of WBL Corporation, Soup Restaurant Group and Singapore International Foundation. He is a former director of Adroit Innovations, Keppel Corporation, Land Transport Authority, TPA Strategic Holdings and Robinson & Company.

Prof Cham is the Chancellor and Chairman of SIM University and founding President of Nanyang Technological University (1981-2002). He serves as a member of the Council of Presidential Advisers.

He holds a Bachelor of Engineering (Civil, Hons) from the University of Malaya, a Bachelor of Science (Mathematics, Hons) from the University of London and a Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. He is also a Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.



Ngiam Tong Dow



Cham Tao Soon

Board of directors


Wong Meng Meng


Yeo Liat Kok Philip


Lim Pin

Wong Meng Meng

Age 60. Mr Wong was appointed to the Board on 14 March 2000 and last re-elected as Director on 27 April 2007. An independent and non-executive director, Mr Wong is the Chairman of the Bank's Nominating Committee. He is also a director of Far Eastern Bank, a UOB subsidiary.

Mr Wong is a lawyer by profession, and a Senior Counsel. He is the founder-consultant of Wong Partnership LLP. He also serves on the Boards of Mapletree Logistics Trust Management Ltd and Energy Market Company Pte Ltd, the Competition Appeal Board and the Advisory Board of the Law Faculty of the National University of Singapore. He had previously served on the Senate of the Academy of Law, the Military Court of Appeal, and the Advisory Committee of the Singapore International Arbitration Centre.

Yeo Liat Kok Philip

Age 62. Mr Yeo was appointed to the Board on 26 May 2000 and last re-elected as Director on 30 April 2008. An independent and non-executive director, he is a member of the Bank's Executive, Audit and Remuneration Committees. He is a director of Far Eastern Bank, a UOB subsidiary.

Mr Yeo is the Special Advisor for Economic Development in the Prime Minister's Office and Chairman of SPRING Singapore. Recognised for his contributions to Singapore's economic development and pioneering role in promoting and developing the country's information technology, semiconductor, chemical and pharmaceutical industries, Mr Yeo brings to the Bank wide government and private sector experience over a 35-year career.

He is the Chairman of Accuron Technologies Pte Ltd, MTIC Holdings Pte Ltd, Singapore Aerospace Manufacturing Pte Ltd, Ascendas Property Fund Trustee Pte Ltd and Hexagon Development Advisors. He is the former Chairman of the Agency for Science, Technology & Research ("A*STAR") and Dornier MedTech GmbH.

Mr Yeo holds a Bachelor of Applied Science (Industrial Engineering) and an honorary Doctorate in Engineering from the University of Toronto, an honorary Doctorate in Medicine from the Karolinska Institutet, Sweden, a Master of Science (Systems Engineering) from the University of Singapore, a Master of Business Administration from Harvard University, USA, and a Doctor of Science from Imperial College, London.

Lim Pin

Age 73. Prof Lim was appointed to the Board on 1 October 2001 and last re-appointed as Director on 30 April 2008. An independent and non-executive director, he is a member of the Bank's Nominating and Remuneration Committees. He is a Professor of Medicine at the National University of Singapore ("NUS") and Senior Consultant at the National University Hospital. He has been accorded the highest academic title of 'NUS University Professor'.

Prof Lim is the Chairman of the National Wages Council, Bioethics Committee, Singapore, Singapore Millennium Foundation, Singapore-MIT Alliance for Research & Technology ("SMART") and Special Needs Trust Company. He is a director of Raffles Medical Group. He served as Vice-Chancellor of NUS, Deputy Chairman of the Economic Development Board, Chairman of the National Longevity Insurance Committee and a board member of the Singapore Institute of Labour Studies.

Prof Lim holds a Master of Arts and a Doctor of Medicine from the University of Cambridge, UK. He is a Fellow of the Academy of Medicine of Singapore ("FAMS"), FRCP (London) and FRACP.

Lien Jown Leam Michael

Age 45. Mr Lien was appointed to the Board on 3 May 2005 and last re-elected as Director on 27 April 2006. He is an executive director of Wah Hin and Company, Managing Director of Fundamental Capital Advisors and a member of the National University of Singapore Endowment Investment Committee. Mr Lien was a managing director of Morgan Stanley and headed its Singapore corporate finance business up to 2002. He built up Morgan Stanley's Singapore and Indonesian corporate finance franchises from 1994, focusing on cross-border mergers and acquisitions, and international financings. He has advised companies including Temasek Holdings, Singapore Technologies Group, PSA Corporation, Singapore Airlines and PT Telkom. Before he joined Morgan Stanley, Mr Lien was responsible for equity origination at Standard Chartered Merchant Bank Asia, Singapore. Mr Lien started his career as an assistant director in Singapore's Ministry of Trade and Industry in the late 1980s.

Mr Lien was a Colombo Plan Scholar and holds a Bachelor of Economics (First Class Hons) with double majors in Finance and Econometrics from Monash University, Australia.

Thein Reggie

Age 68. Mr Thein was appointed to the Board and Audit Committee on 28 January 2008 and last re-elected as Director on 30 April 2008.

In 1999, he retired as Senior Partner, Coopers & Lybrand Singapore, the legacy firm of PricewaterhouseCoopers, after 37 years with the firm. Mr Thein is currently a director and chairman of the audit committees of several listed companies, namely GuocoLand, GuocoLeisure, Grand Banks Yachts, Haw Par Corporation, MFS Technology, FJ Benjamin Holdings, MobileOne, Keppel Telecommunications and Transportation, and Otto Marine. He is a former director of Lindeteves-Jacoberg and Pearl Energy.

Mr Thein is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Singapore. He is also a member of the governing council of the Singapore Institute of Directors. Mr Thein was awarded the Public Service Medal by the President of Singapore in 1999.



Lien Jown Leam Michael



Thein Reggie

Principal officers

Wee Ee Cheong
Deputy Chairman & Chief Executive Officer

Chong Kie Cheong
Head, Group Institutional Financial Services

Mr Chong joined UOB in 2005. He leads the Group's institutional financial services business, focusing on medium enterprises and large corporates. He oversees the Transaction Banking, Structured Trade, Ship Finance and Private Banking businesses. Mr Chong holds a Bachelor of Social Sciences (Hons) in Economics from the University of Singapore. He has more than 30 years of experience in the financial industry.

Lee Chin Yong Francis
Head, Group Retail

Mr Lee joined UOB in 1980. He leads the Group's retail businesses for consumers and small-business customers in Singapore, Malaysia, Thailand, Indonesia and China. He also oversees the business of overseas branches. Prior to his appointment in Singapore in 2003, he was the Chief Executive Officer ("CEO") of the Bank's operations in Malaysia. Between 2003 and 2008, he was responsible for the Bank's consumer banking business and business expansion outside Singapore. He holds a Malaysia Certificate of Education and has 30 years of experience in the financial industry.

Ong Sea Eng Terence
Head, Group Global Markets & Investment Management

Mr Ong joined UOB in 1982. He leads the Group's treasury, asset management and financial institutions group businesses. He holds a Bachelor of Accountancy from the University of Singapore. Mr Ong has more than 20 years of experience in treasury services and operations.

Cheo Chai Hong
Head, Group Credit

Mr Cheo joined UOB in 2005. He leads the credit approval team for Middle Market Corporates, Structured Trade, Private Banking and Ship Finance. Mr Cheo holds a Bachelor of Business Administration (Hons) from the University of Singapore. He has 30 years of experience in corporate banking, relationship management and credit approval.

Hwee Wai Cheng Susan
Head, Group Technology & Operations

Ms Hwee joined UOB in 2001. She oversees the Group's operational areas and is responsible for the provision of information technology services. She holds a Bachelor of Science from the National University of Singapore. She has 27 years of experience in information technology.

Khoo Boo Jin Eddie
Head, Personal Financial Services

Mr Khoo joined UOB in 2005. He holds a Bachelor of Business Administration in Finance and Management from the University of Oregon, USA. He has 22 years of experience in consumer banking.

Lee Wai Fai
Chief Financial Officer & Head, Group Corporate Services

Mr Lee joined UOB in 1989. He holds a Bachelor of Accountancy (Hons) from the National University of Singapore and a Master of Business Administration in Banking and Finance from the Nanyang Technological University, Singapore. He has more than 20 years of experience in finance and administration.

Liew Khiam Soong Peter
Head, Group Credit

Mr Liew joined UOB in 2000. He oversees the credit approval for the consumer and corporate segments, and financial institutions. He holds a Bachelor of Commerce (Hons) in Banking and Finance from the University of Birmingham, England. He has close to 30 years of corporate experience, with stints in foreign banks in a number of countries.

Tay Tong Poh
Head, Investment Banking

Mr Tay joined UOB in 2006. He holds a Bachelor of Electrical Engineering from the University of Southern California, USA, and a Master of Business Administration in Finance from The University of Chicago Booth School of Business, USA. He has 19 years of experience in corporate and investment banking.

Tham Ming Soong
Head, Risk Management

Mr Tham joined UOB in 2005. He holds a Master of Applied Finance from Macquarie University, Australia, and is a Fellow of the Financial Services Institute of Australasia. He has more than 25 years of experience in the financial services industry.

Wee Joo Yeow
Head, Corporate Banking

Mr Wee joined UOB in 2002. He holds a Bachelor of Business Administration (Hons) from the University of Singapore and a Master of Business Administration from New York University, USA. Mr Wee has more than 30 years of corporate banking experience.

Wong Mei Leng Jenny
Head, Group Human Resources

Ms Wong joined UOB in 2005. She holds a Bachelor of Arts (Hons) from the University of Singapore and a Graduate Diploma in Personnel Management from the Singapore Institute of Management. She is a seasoned human resource practice leader with many years of experience in managing human resources.

Yeo Eng Cheong
Head, Commercial Banking

Mr Yeo joined UOB in 1986. He holds a Bachelor of Business Administration (Hons) from the University of Singapore. He has more than 30 years of experience in commercial banking.

Chan Vivien
Head, Group Legal & Secretariat

Mrs Chan joined UOB in 1981. She holds a Bachelor of Law (Hons) from the University of Singapore. She was appointed as Group Secretary and Head of Legal in 1988.

Chew Mei Lee
Head, Group Compliance

Ms Chew joined UOB in 2006. She holds a Bachelor of Laws (Hons) from the University of Malaya, Malaysia, and was admitted to the Malaysian Bar in 1979 to practise law. She has more than 28 years of experience in compliance, legal and corporate secretariat capacities.

Ngo Victor
Head, Group Internal Audit

Mr Ngo joined UOB in 2004. He holds a Bachelor of Applied Science from the University of Technology, Sydney, a Master of Business Administration from Deakin University, Australia, and an Executive Master of Science in Finance from Baruch College, City University of New York. He is a Certified Practising Accountant (Australia) and a Certified Information Systems Auditor. He has 21 years of banking experience in internal audit, compliance and information technology.

Major Overseas Banking Subsidiaries

Armand B Arief
President Director, PT Bank UOB Buana Tbk

Mr Arief was appointed as President Director of UOB Buana in 2007. He holds a Bachelor of Business Administration from Curry College, Milton, Massachusetts, USA and a Master of Business Administration from Suffolk University, Boston, Massachusetts, USA. He has more than 20 years of experience in the banking industry.

Chan Kok Seong
Chief Executive Officer, United Overseas Bank (Malaysia) Bhd

Mr Chan was appointed as CEO of UOB (Malaysia) in 2003. He holds a Bachelor of Accounting from the University of Malaya, Malaysia, and is a member of The Malaysian Institute of Certified Public Accountants. He has 24 years of experience in banking.

Iwan Satawidinata
President Director, PT Bank UOB Indonesia

Mr Satawidinata joined UOB Indonesia (formerly PT United Overseas Bank Bali) in 1991. He was appointed as President Director in 2006. He holds a Bachelor of Business Administration from the University of Southern California, USA. He held senior positions in commercial and corporate lending as well as branches development in the bank prior to his current appointment.

Tan Kian Huat
President & Chief Executive Officer,
United Overseas Bank (China) Limited

Mr Tan was appointed as President and CEO of UOB (China) in 2008. He holds a Bachelor of Science (Hons) from the University of Leeds, UK, and a Master of Business Administration from the University of Bradford, UK. He has 25 years of experience in corporate and commercial banking.

Wong Kim Choong
President & Chief Executive Officer,
United Overseas Bank (Thai) Public Company Limited

Mr Wong was appointed as President and CEO of UOB (Thai) in 2004. Prior to his current appointment, he served in UOB and UOB (Malaysia). Mr Wong holds a Bachelor of Commerce from the University of Toronto, Canada. He has 25 years of experience in banking.

Wide industry recognition

UOB continues to earn accolades and awards from leading publications and organisations. Key accolades received in 2008 included:

Asiamoney
Best Domestic Bank in Singapore
Best Local Cash Management Bank in Singapore
Best Local Currency Cash Management Services in Singapore
Best Domestic Provider of FX Services in Singapore

Contact Centre Association of Singapore
Silver Award for Best Contact Centre of the Year (Outbound Campaign Programme category)

Corporate Governance Asia
The Best of Asia – UOB Group

DP Information Group
Net Profit Excellence Award in Industry (Finance)

Global Custodian
'Top Rated' status for excellence in providing custody services

IR Magazine
Grand Prix for Best Overall Investor Relations – Large Cap

National Arts Council
Distinguished Patron of the Arts Award

Singapore Human Resources Institute
Leading HR Practices in Learning and Human Capital Development Award

The Asset
Best Domestic Bank (Singapore)

The Edge-Lipper Singapore Fund Awards 2008
Best Overall Fund Group


Indonesia
We are here.
We serve our Indonesian customers through PT Bank UOB Buana and PT Bank UOB Indonesia. The two subsidiaries have a combined network count of 215 offices.

2008 in review

In 2008, UOB remained steadfast in its quest to become a premier bank in Asia Pacific. Amidst the challenging environment, the Bank's key business segments remained focused on delivering quality products and excellent service and staying relevant to the evolving needs of customers in Singapore and the region.

- **Individual Financial Services**
- **Institutional Financial Services**
- **Investment Banking**
- **Global Markets**
- **Asset Management**
- **Private Equity & Venture Capital**
- **Delivery Channels**
- **Information Technology**
- **Operations**
- **Technology & Operations**
- **Human Resources**
- **Corporate Social Responsibility**
- **Investor Relations**

Individual Financial Services

Individual Financial Services delivers a wide range of products and services through Personal Financial Services, Privilege Banking and Private Banking.

Personal Financial Services

Personal Financial Services serves individual customers, providing unsecured credit, secured loans as well as wealth management services, such as deposits, insurance, investments and treasury products.

In 2008, UOB celebrated 20 years of success in the credit card business in Singapore. Over the years, we have built on our established brand and strong position in Singapore to extend our reach and business in the region. Today, UOB credit cards are also offered in Malaysia, Indonesia and Thailand. With a full product suite to serve retail and commercial customers, UOB is poised to become a leading credit card player and payments solution provider in the region.

In our mortgage business in Singapore, UOB continues to be a leading market player in the private residential home loan segment, financing one in three property transactions in 2008. In the region, we grew the mortgage business by tapping our extensive branch network as well as working with strategic-alliance partners to distribute our loan products. In China, we set up the infrastructure to offer housing loans and put in place product, sales and risk management teams.

For wealth management services, our series of fixed deposit and investment/insurance bundles offered some of the most attractive interest rates in Singapore. We offer a wide range of investment and treasury products that caters to customers of varying risk profiles. Similarly in the region, we continue to introduce products that are innovative and meet customers' needs.



The new Privilege Banking Centre in Shanghai reaches out to affluent customers, offering foreign currency and Renminbi-denominated loans, deposits and investment services.

Privilege Banking

For our Privilege Banking customers, we offer a comprehensive suite of solutions to meet their different financial needs and risk profiles. In 2008, eight new Privilege Banking Centres were set up, bringing the total number of such centres in Singapore and the region to 40.

We take a long-term view to customer relationships. On top of dedicated relationship managers, customers can seek one-to-one consultations with our team of Insurance and Treasury Specialists and Portfolio Counsellors on financial matters.

Our relationship managers in Singapore underwent an industry-accredited programme to equip them with best practices and latest technical know-how in the area of wealth management. To augment the Bank's growing base of non-resident clients, we expanded the offshore team of relationship managers during the year to serve clients in Malaysia, Indonesia and Greater China.


UOB
NUS
Graduation Ceremony of the Inaugural Class of the

The inaugural class of relationship managers in Singapore completed the UOB-NUS Executive Certificate in Wealth Management Programme to better equip themselves with in-depth financial knowledge and practical skills.

Private Banking

Private Banking caters to our high-net worth customers, offering a full suite of wealth solutions tailored to their distinct requirements. With the crisis of confidence in 2008, we took the opportunity to engage customers and guide them through the difficult financial landscape, to establish ourselves as the trusted partner for their financial needs.

Private Banking continued to deepen its presence in the region and leverage collaboration opportunities with internal and external partners such as our Commercial Banking, Corporate Banking, Corporate Finance and credit card businesses, offshore centres as well as trust service providers. As a customised solutions provider, we will continue to build upon our strengths and synergies with our partners to remain competitive in the current economic climate, and position ourselves for the future.


UOB
VISA


UOB
LADY'S SOLITAIRE
MasterCard


UOB
JCB


UOB
Platinum
UnionPay

UOB is the first Singapore acquiring bank to represent four major brands: Visa, MasterCard, JCB and CUP.

Key Product Highlights

- *Landmark deal with China UnionPay ("CUP")*: With this deal, UOB became the first Singapore acquiring bank to represent CUP, adding to the Visa, MasterCard and JCB brands it already represents. Our aim is to provide comprehensive and round-the-clock service to UOB merchants and bring incremental business through facilitating card acceptance.

- *UOB Preferred Platinum Card*: Launched simultaneously in Singapore and Malaysia, this card aims to bring the best in Asia to UOB cardholders.

- *UOB Lady's Solitaire World MasterCard*: Launched in Singapore, it is the first World MasterCard for women only. The card completes a three-card series that caters to discerning women executives, following the introduction of the UOB Lady's Card in 1989 and UOB Lady's Platinum Card in 2005.

- *UOB JCB Platinum Card*: Launched in Singapore, it offers access to over 1,000 Japanese dining, shopping, beauty and travel privileges at the finest merchants in Singapore and Japan.

- *UOB High Yield Account*: This was introduced in Malaysia following its successful launch in Singapore in 2007. This is an innovative chequeing account that offers Privilege Banking customers attractive interest rates based on their total assets with the bank.

- *UOB Maxiyield (Dual Currency Investment) and Capital Guaranteed Structured Deposits*: These investment products were launched with success in Malaysia, Indonesia and China.

- *UOB Life Maxi Cash Special*: In Singapore, we launched a ten-year limited payment endowment plan, which offered a combination of short premium commitment term, liquidity from the coupons paid out under the scheme and savings for the future.

- *UOB Gold Saving Account*: Launched in Indonesia, this product is linked to the customer's current account with the bank. It provides an overdraft safeguard for the current account through automatically transferring funds to the current account, if there are insufficient funds in the current account.

- *UOB Duo Invest Programme*: Our customers in Indonesia can enjoy a high potential return and insurance protection through this product-bundle programme, which offers them an attractive interest rate on their time deposit when they take up an insurance plan.

Institutional Financial Services

Institutional Financial Services covers:

- Commercial Banking, which serves small and medium enterprises ("SMEs");
- Corporate Banking, which serves the large corporate groups and multinational corporations; and
- Financial Institutions Group, which serves as the global relationship manager for financial institutions.

Commercial Banking

In Singapore, we continue to be a market leader in the SME segment, with customised and innovative products and services to meet specific business requirements. Throughout 2008, we continued to explore ways to strengthen our market position. We refined our SME customer base and introduced Enterprise Banking to look after the largely mid-tier SMEs that are heavily reliant on banks for financing requirements. We also extended our reach to the mid-tier SMEs and small businesses through strategically-sited Commercial Banking Hubs and Centres, bringing financial solutions closer to them. These refinements were necessary and timely, given the changing profiles of our customers.

Outside Singapore, PT Bank UOB Buana ("UOB Buana") also established a new business segment that focuses on mid-tier SMEs. Our Malaysian subsidiary improved its customer relationship management to provide better customer service. It also grew its deposits business significantly. The Thai operations created new teams to focus on retail SMEs and launched three new product programmes to cater to the needs of this segment.

Corporate Banking

Corporate Banking in Singapore achieved good loan growth and a diversified portfolio with commendable growth in total deposit balance. Its overall profitability was enhanced through credit re-pricing in line with changes in the global financial industry.

Elsewhere in the region, PT Bank UOB Indonesia continued to focus on strengthening its corporate banking business and recorded strong loan growth. United Overseas Bank (Thai) ["UOB (Thai)"] also registered some growth in loans.

Financial Institutions Group

In 2008, Financial Institutions Group continued to strengthen UOB's position as a leading Singapore-dollar clearing bank. It also successfully grew its regional bank risk trade finance and global account relationship business on the back of its market knowledge of Asia, supported by a dedicated team of relationship and product managers.

Product & Industry Specialisation

To provide greater support to our customers, we have specialist teams covering specific products and industries.

Transaction banking

Transaction Banking offers a total, end-to-end solution to support customers' supply-chain management, complemented by a comprehensive product suite, an established global network of offices and strong correspondent banking relationships.

Transaction Banking now covers the full range of payments, collections, liquidity management, trade products and custody services for companies and financial institutions. In addition, we offer our customers the option of electronic delivery channels by means of Internet banking or through a host-to-host link for timely and controlled account management. Besides Singapore, we have transaction banking teams in Malaysia, Thailand and more recently, China.

UOB is committed to providing regional product capabilities across locations to meet customers' needs. We will continue to focus on expanding to other locations in Asia to support customers that are expanding overseas, as well as tap opportunities in local markets. We differentiate ourselves through our ability to deliver solutions and our proven implementation track record.

Industry specialisation

UOB continues to support its clients through its specialist teams. In addition to its traditional strongholds in property and electronics, the Bank also focuses on developing new businesses in the areas of Structured Trade and Commodity Finance ("STCF"), and Ship Finance.

The commodity markets worldwide experienced an unprecedented rate of decline in commodity prices from the second half of 2008 but the STCF team remained committed to its customers in the energy, metals and agricultural sectors. Our financing solutions range from straight-forward shipment sales financing, stock and receivable financing, to pre-payment, pre-export and tolling financing of the basic commodities. Our team in Hong Kong continues to be an active financier there and serves the needs of customers throughout Asia.

The year under review was an unprecedented year of extreme volatility for the shipping industry, affected by the global financial turmoil and economic meltdown, but our Ship Finance portfolio remained sound and well-diversified across various asset classes.

Investment Banking

Investment Banking covers Debt Capital Markets and Corporate Finance.

Debt Capital Markets

In Singapore, syndicated loans volume bucked the regional downtrend due to the sizeable deals of the two Integrated Resorts and Temasek Holdings' divestment of the three power-generating companies. UOB was involved in several key transactions, notably, the $2.3 billion Stapled Financing in Temasek Holdings' divestment of Senoko Power Ltd; Marina Bay Sands Pte Ltd's $5.44 billion Senior Credit Facilities; $2 billion Syndication for Morganite Pte Ltd; and US$800 million Syndicated Revolving Credit Facility for LaSalle Asia Opportunity Fund III.

In the fixed-income domain, we successfully completed the Bank's capital-raising via the $1.32 billion Class E Non-Cumulative Non-Convertible Preference Shares in September 2008. In addition, UOB successfully arranged the $500 million Medium-Term Note Programme for Ezra Holdings Limited in June 2008, and placed its maiden issuance thereunder.

Beyond Singapore, we strengthened our regional footprint through involvement in several major transactions across diverse industry sectors. UOB acted as Mandated Lead Arranger and Underwriter for PT Adaro Indonesia and Coaltrade Services International Pte Ltd's US$750 million Syndicated Term Loan Facility and PT Saptaindra Sejati's US$300 million Debt Financing to finance their activities in coal-mining in Indonesia; and Trafigura Beheer B. V.'s US$300 million Syndicated Revolving Credit Facility for its working capital requirements.

Following our success in arranging and underwriting a few leveraged finance transactions in 2007, UOB set up a dedicated Leveraged Finance unit in Hong Kong in May 2008. This unit is responsible for financial sponsor coverage and execution of leveraged finance transactions in Asia Pacific.

In addition to traditional debt arrangement and underwriting, Debt Capital Markets Division worked seamlessly with colleagues from the Mergers and Acquisitions and Corporate Finance units to provide holistic financial solutions for the Bank's customers.

Corporate Finance
In 2008, Corporate Finance in Singapore was involved in four Initial Public Offerings ("IPOs"), of which three were managed by us and one in which we acted as the co-ordinator for the public offer. The three IPOs we managed were for Otto Marine Limited, Qualitas Medical Group Limited and Hai Leck Holdings Limited. The three IPOs raised total proceeds of $147.6 million, placing UOB in the second position in the Underwriter League Table for "SGX Equity Offerings (IPO) for 2008".

Global Markets

Global Markets offers a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading and futures broking, as well as an array of structured products. We are the foremost provider of banknote services in the region and the only bank in Singapore to offer the full range of gold investment products.

For the structured products market, the year began on an optimistic note on expectations of another year of steady growth in structured product sales. However, with equity and commodity markets heading south due to the financial crisis and the onset of a global recession, new product issuance fell in the last quarter of the year.

Trading in 2008 was highlighted by strong performance in traditional asset classes like Foreign Exchange ("FX") and Interest Rates, whilst Equity Trading suffered sharp declines in financial markets worldwide. The trading volume in plain-vanilla FX, Government Securities and Interest Rate Swaps increased in 2008. Corporate customers, anxious over the gyrations of oil prices and currency turmoil, had increased hedging activities by engaging basic FX and interest rate swaps and moved away from structured transactions. The volume of simple Interest Rate Swaps outstanding had increased significantly over 2007 and we managed to capitalise on the marked increase in volatility.

During the year, liquidity management became a top priority as we centralised all our global funding needs to be managed in Singapore. We closely monitored the funding needs of our overseas centres and had reciprocal arrangements with other global banks that needed Singapore-dollar funding.

We also expanded our Treasury presence at our regional subsidiaries, particularly in China in the wake of further market liberalisation. Treasury systems for major centres were hubbed to achieve economies of scale and capitalise on the available pool of experienced staff.



Listing ceremony of Otto Marine Limited at the Singapore Exchange in November 2008.

2008 in review

Asset Management

Our Asset Management business covers proprietary and third-party asset management activities. We also provide asset management services through our subsidiaries in Singapore, Malaysia, Thailand, Brunei, Taiwan, France and USA, serving institutional clients as well as retail customers with a broad array of investment products.

The extreme market dislocation over 2008 and the resultant near-collapse of the financial system led to massive declines not only in stock markets globally, but also in most other asset classes. With investor confidence falling to extremely low levels, asset managers saw very significant declines in assets under management both as a result of negative market performance and on-going investor redemptions. Amidst such difficult conditions, we continued to reach out to clients as we positioned ourselves for market turnaround.

We continued to progress with a stronger presence in the institutional customer segment in the European and South Korean markets where we were appointed the manager of the main Asia-focused equity product of one of Switzerland's leading private banks and two new ASEAN-focused equity products of two major South Korean asset management firms.

Private Equity & Venture Capital

Our private equity and venture capital business comprises direct investment and fund-of-funds activities. We managed and advised funds totalling more than $1.3 billion in committed capital as at the end of 2008.

We are now in the midst of raising new funding following the success of the ASEAN China Investment Fund, which will capitalise on investment opportunities in the ASEAN-China Growth Corridor. The fund-of-funds business saw further progress in the year with the launch of the UOB Portfolio Advisors Pan Asia Select Fund II. Both funds invest in Asian private equity opportunities and attract investors from Asia, Europe and North America.


PROSPECTUS
United Commodities Plus Fund
UNITED
COMMODITIES
PLUS
FUND
UOB
UNITED
FINANCIALS
OPPORTUNITIES
FUND
UOB

Two funds – United Commodities Plus Fund and United Financials Opportunities Fund – were launched in Singapore.

Delivery Channels

We continued to invest in and improve on customer service delivery and touch-points to strengthen the brand experience that uniquely distinguishes UOB.

In Singapore, the UOB ATM network was expanded to nearly 500. This followed the Bank's tie-up with 7-Eleven to install ATMs in its stores at Shell petrol stations islandwide, as well as agreements with SMRT and SBS Transit to install ATMs at all MRT stations and bus interchanges. Customers can thus enjoy the convenience of ATM services, whether they travel by car, bus or MRT. In the region, our ATM cardholders can make withdrawals through any UOB ATM in Singapore, Malaysia, Thailand and Indonesia.

To imbue stronger brand visibility, our self-service machines such as ATMs and Cash Deposit Machines ("CDMs") offer customers a refreshing "sight-and-sound" self-service banking experience. The kiosks, with a new look, are equipped with LCD screens to showcase the Bank's latest products and services.

In addition, our Call Centre implemented an Integrated Voice Response System to facilitate basic customer transactions via telephone, enabling our staff to focus on more complex transactions. As part of enhancement for Disaster Recovery Planning, an alternate Call Centre was set up and began operations in May 2008 to provide customers with consistent and uninterrupted service.

In China, the Business Internet Banking service was launched to complement the suite of products and services available to corporate customers. To provide convenience to customers, the front-end user-interface was implemented with Chinese-language capability.

In Indonesia, UOB Buana rationalised its branch network by creating centres of excellence in regional offices located in major cities. This initiative aims to accelerate the process for credit approval and administration to provide better and more efficient service for customers. Additionally, the card payment network was augmented, following the link-up with the ATM network of other banks, to give customers more venues to make their payments.

UOB (Thai) continued to strategically re-position its operating network by re-locating branches, opening new foreign exchange booths at high-traffic tourist locations and growing the ATM network.


UOB

UOB customers in Singapore can enjoy the convenience of ATM services, whether they travel by car, bus or MRT.

2008 in review

Information Technology

In 2008, we focused on further strengthening the regional information technology ("IT") strategy. We accelerated the deployment of core banking systems to the regional offices to share and harmonise banking practices; enable rapid product deployment; improve operational efficiency; and lay a better risk management framework for revenue growth.

In Singapore, we invested in building a comprehensive anti-money laundering compliance infrastructure. For our asset liability management systems, we reviewed and re-engineered our process and data to raise the effectiveness of our risk and exposure management. Treasury systems for currency margin trading and structured derivatives were upgraded. In Private Banking, we focused on building a portfolio tracking and management system to improve the front and middle-office's ability to provide portfolio advisory services to our high net-worth customers.

In addition, we commissioned a Regional Data Centre in Singapore as part of the Bank's efforts to strengthen the regional IT strategy to support regional growth. As a critical IT processing hub, the data centre must have the resilience to provide high availability of our information systems to our businesses. The data centre is rated one of the first Tier-4 commercial data centres in the region. With its completion, it will enable and further hasten the pace of deployment of many other systems in our subsidiaries and overseas branches going forward.

Additionally, our Malaysian and Thai banking operations were brought into the Group's Basel II programme. In United Overseas Bank (Malaysia) ["UOB (Malaysia)"], the Group's Basel II-related systems such as behavioural scorecard system, decision tools in account management and collection management were implemented. It also provided the basis to unify and improve the overall credit risk management processes. In UOB (Thai), enhancements were made to meet the regulations to improve the overall accuracy and integrity of our reporting infrastructure, following its successful implementation of the Basel II infrastructure.

Operations

UOB continued to improve and re-design its work processes to fortify its service and processing platforms for seamless financial services to its customers in Singapore and the region.

Process re-engineering and enhancements implemented in Singapore during the year yielded cost savings, productivity and service improvements. This included re-engineering of the process flows for Credit Card Operations to shorten the fulfilment process, and re-designing Centralised Credit Operations' process flows for hire purchase, margin trading and legal mortgage. Enhancement was made to our CDMs through the introduction of two-in-one machines, with the capabilities of a CDM and a Passbook Update Machine. A regional project team was formed in 2008 to intensify the regionalisation process, through consolidating and rationalising processes and systems of our regional subsidiaries.

In Singapore, we achieved re-certification in our recent ISO Renewal Assessment in August 2008 with 13 positive attributes in process improvements, customer service and quality management.

Technology & Operations

To leverage and maximise operations and technology to achieve greater effectiveness and efficiencies, a combined Technology and Operations Sector was formed in January 2009. This will allow for greater synergy, and an end-to-end view of process and solution delivery.

Human Resources

Our employees are integral to the success and future of the Bank. We need to have the right employees who are motivated and share the long-term view of the Bank. While we have the benefit of continuity and stability in our senior management team, we will continue with efforts to enhance regional bench strength and develop a strong regional talent pool for the future.

Growing Our Talents

Our Management Associate programme has been extended in phases to our banking subsidiaries in Malaysia, Thailand and Indonesia. First implemented in 2006 in Singapore, the programme seeks to recruit outstanding graduates to be part of a bigger team that contributes to the Bank's growth.

We also identify potential successors to key positions through our Organisation and People Review, a key initiative in all our operating locations. Employees of high potential are given challenging roles or tasks and sent for leadership development.

To prepare our cadre of high-potential employees for leadership positions, we worked with Nanyang Business School, the executive training arm of the Nanyang Technological University ("NTU"), to conduct a series of leadership programmes. Two core programmes – Impactful Managers Programme and Inspirational Leaders Programme – were launched in 2008 for local and overseas participants.

Developing Our People

UOB is committed to developing employees. Besides leadership development programmes, the Bank implemented many technical and other soft-skill programmes for employees. We worked with the National University of Singapore ("NUS"), NTU and Singapore Management University ("SMU") to develop and customise programmes for our specific needs.

Designed by NUS Business School, the UOB-NUS Executive Certificate in Wealth Management Programme seeks to equip relationship managers with in-depth financial knowledge and practical advisory skills to better serve affluent clients. About 100 Privilege Banking relationship managers and team heads completed the programme in 2008. UOB is the first Singapore bank to have the Financial Industry Competency Standards ("FICS") accredited training programme for Relationship Management (Mass Affluent).


SMU-UOB ADVANCED DIPLOMA IN PRIVATE BANKING

The inaugural cohort of 20 UOB staff celebrated their successful completion of the SMU-UOB Advanced Diploma in Private Banking.

The SMU-UOB Advanced Diploma in Private Banking is the first FICS accredited programme developed between a financial institution and a local university. The first batch of 20 employees from Private Banking graduated in 2008. The second run of the programme, extended to other employees in the Bank, is underway.

In addition, customised programmes were delivered to employees in Commercial Banking and Branches.

During the year, our Deputy Chairman and Chief Executive Officer ("CEO"), Mr Wee Ee Cheong, was conferred the Financial Industry Certified Professional ("FICP") by the Institute of Banking & Finance. The FICP title is the highest certification for a financial practitioner in Singapore under the FICS framework.



UOB leaders and managers participated in a highly interactive session on building greater engagement at a team-building event.

Engaging Our People

Our "Be Engaged at UOB" programme made some inroads in building and enhancing employee engagement at all levels in the Bank. In 2008, 96% of all employees responded to a follow-up bank-wide survey. This response was higher than the 90% participation in 2007. Improvements in engagement across all staff levels and survey dimensions were seen. This was a result of the efforts, processes and activities that managers had put in to involve and engage employees.

Other initiatives to engage employees are our Leadership Plenary sessions where the CEO engaged managers to share corporate plans and developments; and regional team-building events for employees within the UOB Group.

Caring For Our People

To help our employees cope with high inflation and fuel prices in 2008, we made a special one-off payment to lower-income employees in Singapore, Malaysia, Thailand and Indonesia.

Being a pro-family employer, we further enhanced our benefits during the year. Over and above the mandatory pro-family leave, we introduced Family Care Leave and Adoption Leave for all employees in Singapore.

In addition, scholarships were awarded to the children of our employees in 2008. This scholarship is to help them pursue academic excellence in their tertiary education. Introduced in 2004, the scholarship has since helped more than 300 children of our staff.

Corporate Social Responsibility



UOB volunteers guiding children from Very Special Arts Singapore on how to bake simple fruit pastries.

UOB is committed to playing an active role and making a positive contribution to the communities in which it operates. During the year, UOB organised activities under its corporate social responsibility ("CSR") programme with a focus on children, education and the arts.

Children & Education

UOB believes that CSR is not about giving money *per se*. Our employees are one of our best assets to help meet the needs of the community, and they are encouraged to engage in volunteerism either through volunteer activities organised by the Bank or by participating in the beneficiaries' volunteer programmes. Since the launch of our staff volunteerism programme in 2007, more than 2,400 volunteer hours have been contributed by close to 420 staff.



Employees participating in the Best Dressed Competition at the UOB Heartbeat Run/Walk in Singapore.

Over and above staff volunteerism, our employees played an active role in raising funds for our named beneficiaries – Very Special Arts ("VSA") Singapore and The Children's Aid Society ("CAS"). In 2008, our employees in Singapore raised nearly $360,000 through the UOB Heartbeat Run/Walk.

During the year, the volunteering momentum also caught on rapidly in the Bank. Apart from participation in UOB-initiated volunteer activities such as kite-flying at West Coast Park and a children's baking workshop, our staff also initiated and led community service projects. These included a children's outing to Pasir Ris Park and a residential camp for CAS and VSA beneficiaries respectively.

UOB (Malaysia) also launched its inaugural UOB Heartbeat Run/Walk in December 2008 in Kuala Lumpur, Malaysia. More than 750 employees participated in this event and raised funds for the Protect And Save The Children Association of Selangor and Kuala Lumpur. Funds are channelled to organise talks and workshops to educate and promote a safer environment for the children.

UOB (Thai) raised more than THB155,000 for the children of Baan Nonthabhumi with a successful auction of ten red-packet creations for "UOB's Joy of Giving Day".



(From left) Hu Wen Hao, winner of the Most Promising Young Artist (Youth Section) award, introducing his winning piece to the Chief Judge, Choo Thiam Siew, Minister for Transport and Second Minister for Foreign Affairs, Raymond Lim, and UOB Deputy Chairman and CEO, Wee Ee Cheong.

The Arts

UOB recognises how the arts can add vibrancy to society and enrich lives, and has been organising the annual flagship UOB Painting Of The Year Competition since 1982. The Competition has grown in the last 27 years with 1,200 entries received in 2008. Past winners have also enjoyed publicity and gained recognition within the art community.

Besides supporting the arts in Singapore through the Competition, UOB has sponsored the activities of organisations like the Nanyang Academy Of Fine Arts, Esplanade – Theatres On The Bay, National Arts Council and Singapore Symphony Orchestra. For its contribution to the arts, UOB was conferred the Distinguished Patron of the Arts Award by the National Arts Council for four consecutive years since 2005.

Disaster Relief Efforts

UOB employees across the Group also contributed to a special donation appeal to support disaster relief efforts in aid of the victims of the earthquake in Sichuan, China, and the Cyclone Nargis in Myanmar. A total of $205,000 was collected, with $110,000 contributed by employees in Singapore.

Investor Relations

UOB is committed to maintaining regular and open communication with the investment community to enhance their understanding of our business and keep them informed of our developments and strategies. A dedicated Investor Relations ("IR") team supports the CEO and Chief Financial Officer in engaging institutional investors and analysts. In 2008, the senior management and IR engaged more than 360 global investors through meetings, conference calls, briefings and participation in six non-deal investor road-shows and conferences.

In our communication approach, information is shared in a transparent, timely and fair manner, adhering to the policy that no material non-public information can be disclosed on an individual or selective basis. To increase the effectiveness of the Internet as a communication tool, IR revamped its webpage with improved content and interface during the year.

Valuable human capital

We believe that people are our most important assets. That's why we spare no effort to attract, develop and retain talents. We have an established framework to engage our people at all levels and work closely as a team.

We have an experienced management team, most of whom have over 20 years of experience in their areas of expertise. We continue to develop bench strength and a strong regional talent pool for sustainable long-term growth. We provide an environment that rewards enterprise, and have put in place a remuneration policy that motivates staff to give their best.

The depth and breadth of our people is reflected in their dynamism and adaptability to bring the Bank to greater heights.



Thailand

We are here.

United Overseas Bank (Thai) provides a wide suite of financial products and services through over 150 branches.

Corporate governance

The UOB Group believes that good corporate governance is necessary for sustaining good business performance and safeguarding the interests of stakeholders. UOB is committed to the highest standards of corporate governance. UOB's approach to corporate governance is guided by the provisions of the Singapore Code of Corporate Governance 2005 ("Code"), the Banking (Corporate Governance) Regulations 2005 ("Banking Regulations") and the Guidelines On Corporate Governance For Banks, Financial Holding Companies And Direct Insurers issued by the Monetary Authority of Singapore ("MAS Guidelines").

Board Of Directors

The Board's duties include:

- providing entrepreneurial leadership and guidance;
- setting long-term strategic objectives;
- overseeing senior management's performance;
- approving business plans and annual budgets;
- ensuring true and fair financial statements;
- monitoring the Group's financial performance;
- determining the Bank's capital/debt structure;
- setting dividend policy and declaring dividends;
- approving major acquisitions and divestments;
- reviewing the Bank's risk management framework;
- setting company values and standards;
- performing succession planning; and
- approving the organisational structure of the Bank.

Board Composition: After Mr Tan Kok Quan's retirement, there are nine directors on the Board, six of whom are considered as independent directors by the Nominating Committee ("NC"). The Board members are:

Wee Cho Yaw *(Chairman)*	Non-executive and non-independent
Wee Ee Cheong *(Deputy Chairman and Chief Executive Officer)*	Executive and non-independent
Ngiam Tong Dow	Independent
Cham Tao Soon	Independent
Wong Meng Meng	Independent
Yeo Liat Kok Philip	Independent
Tan Kok Quan *(Retired on 30 April 2008)*	Independent
Lim Pin	Independent
Lien Jown Leam Michael	Non-independent
Thein Reggie	Independent

The Board considers its present size adequate. Directors retire by rotation at least once every three years and may offer themselves for re-election. Directors above 70 years of age are subject to annual re-appointment.

The curriculum vitae of the present Board members are described on pages 16 to 19.

The NC assessed the performance of each director and the effectiveness of the Board as a whole. In its assessment of the directors, the NC took into account their attendance record, overall preparedness, participation, candour and clarity in communication, strategic insight, financial literacy, business judgment and sense of accountability.

In its assessment of the effectiveness of the Board, the NC took into account factors such as the strategic directions set by the Board, quality of risk management, adequacy of internal controls and the Bank's financial performance in terms of return on assets, return on equity and economic value added.

Regular detailed financial, risk management and operational reports are submitted to all directors who have direct access to the senior management and the company secretary for further information and clarification. The company secretary keeps the Board updated on pertinent corporate governance matters. Directors may attend courses and seminars to upgrade their skills as bank directors and may seek independent professional advice on any matter concerning the Bank, the costs of which are borne by the Bank. New directors are briefed on the Bank's business and corporate governance practices upon taking office.

Directors' Independence: The NC had performed an annual review of the independent status of directors. The NC considers all but three directors to be independent. The non-independent directors are Dr Wee Cho Yaw, a substantial shareholder, Mr Wee Ee Cheong, an executive director and substantial shareholder, and Mr Lien Jown Leam Michael who is connected to a substantial shareholder.

Mr Tan Kok Quan's law firm provided legal services to the UOB Group in 2008 prior to his retirement as director at the conclusion of the annual general meeting on 30 April 2008. The NC had considered the legal services provided by Mr Tan's firm and was of the view that the provision of the services had not compromised his objectivity and independence.

The NC had also considered whether there was a need to appoint a lead independent director as recommended by the Code and MAS Guidelines. The NC was of the view that a lead independent director need not be appointed as shareholders could approach any independent director with their concerns.

Board Meetings: Five board meetings were held in 2008. Directors who are unable to attend meetings in person would, wherever possible, participate via telephonic and/or video conference. The 2008 attendance record of the directors is set out below.

	Number of meetings attended in 2008				
Name of Director	**Board of Directors**	**Executive Committee**	**Audit Committee**	**Nominating Committee**	**Remuneration Committee**
Wee Cho Yaw	5	10	NA	1	2
Wee Ee Cheong	4	11	NA	NA	NA
Ngiam Tong Dow	5	10	NA	1	NA
Wong Meng Meng	4	NA	NA	1	NA
Yeo Liat Kok Philip	3	8	3	NA	2
Cham Tao Soon	5	11	4	1	2
Tan Kok Quan *(Retired on 30 April 2008)*	0	NA	0	NA	NA
Lim Pin	5	NA	NA	1	2
Lien Jown Leam Michael	4	NA	NA	NA	NA
Thein Reggie	5	NA	4	NA	NA
No. of meetings held in 2008	**5**	**11**	**4**	**1**	**2**

NA: Not applicable

Board Committees

Four board committees assist the Board in the discharge of its duties. They are the Executive Committee, Nominating Committee, Remuneration Committee and Audit Committee.

Executive Committee ("EXCO"): Messrs Wee Cho Yaw (chairman), Wee Ee Cheong, Cham Tao Soon, Ngiam Tong Dow and Yeo Liat Kok Philip are EXCO members. A majority of them are independent directors. The Board has delegated to the EXCO certain discretionary limits and authority for approving loans and other credit facilities, treasury and investment activities, and capital expenditure. The EXCO assists the Board in overseeing the management of credit, market, liquidity, operational, legal and reputation risks and the Bank's risk profile. The EXCO reviews the adequacy of the Bank's risk management processes and receives regular reports on the Bank's risk profile and exposures. The EXCO met 11 times in 2008.

Nominating Committee ("NC"): There are five NC members, a majority of whom are independent directors. The NC members are Messrs Wong Meng Meng (chairman), Wee Cho Yaw, Cham Tao Soon, Lim Pin, Ngiam Tong Dow and Wee Ee Cheong (alternate to Wee Cho Yaw). The Board reviews the composition of the NC annually. The NC evaluates candidates for appointment to the Board and board committees taking into consideration a candidate's ability to contribute to the Board's collective skills, knowledge and experience. Annually, the NC reviews the composition of the Board, the board committees and the key executive positions and assesses the independence and performance of the directors. The NC met once in 2008.

Remuneration Committee ("RC"): There are four RC members, a majority of whom are independent directors. The RC members are Messrs Wee Cho Yaw (chairman), Cham Tao Soon, Yeo Liat Kok Philip and Lim Pin. The RC reviews top management's remuneration and directors' fees as well as administers the UOB Restricted Share Plan, the UOB Share Appreciation Rights Plan and the Share Option Scheme for Employees. Each RC member abstains from decisions as regards his own remuneration. The RC met twice in 2008.

The Banking Regulations require the RC chairman to be an independent director but make an exception for incumbents. Dr Wee Cho Yaw, a non-independent director, was the incumbent RC chairman when the Banking Regulations came into force. The Board is of the view that Dr Wee Cho Yaw is the best person to continue to chair the RC because he has vast experience in remuneration matters.

- *Remuneration Policy:* The Bank believes in remunerating its employees at competitive and appropriate levels, commensurate with their performance and contributions. The Bank seeks to attract and retain talented staff. The remuneration framework comprises fixed compensation, variable compensation, provident fund, benefits and long-term incentives and these are designed to strike a balance between linking rewards to short-term and long-term objectives, and maintaining competitiveness in the market. The UOB Restricted Share Plan and the UOB Share Appreciation Rights Plan were introduced in September 2007 under a long-term incentive programme to attract and retain talented employees. Details of these Plans are contained in the Directors' Report. No new option was granted under the UOB 1999 Share Option Scheme during the year as the Scheme was being phased out.

- *Disclosure on Remuneration:* The fees and remuneration paid to directors are shown in bands of $250,000 in the Directors' Report. No director received any share option or restricted share or share appreciation right during the financial year. Each year, shareholders approve the total amount of directors' fees which are shared among the directors. Directors who serve on board committees would receive a larger share of the approved fees.

Although the Code and MAS Guidelines require the remuneration of at least the top five key non-director executives to be disclosed, the Bank believes that such disclosure is not in the Bank's interest in a highly competitive environment for talent. Except for the CEO who is the son of the Chairman, no immediate family member of a director is in the employ of the Bank.

Audit Committee ("AC"): There are three AC members and they are Messrs Cham Tao Soon (chairman), Yeo Liat Kok Philip and Thein Reggie. All of them are independent directors. The AC's duties include reviewing the following:

- financial statements, internal and external audit plans and audit reports;
- system of internal accounting controls;
- scope and results of internal and external audit procedures;
- adequacy of internal audit resources;
- cost effectiveness, independence and objectivity of external auditors;
- significant findings of Group Audit investigations;
- interested person transactions; and
- appointment and resignation of the Head of Group Audit.

The AC had reviewed with the management and external auditors, the Bank's audited financial statements for 2008, the quality of accounting principles applied to such statements and items that might affect the financials. Based on the review, the AC was of the view that the financial statements were fairly presented in line with generally-accepted accounting principles in all material aspects.

The AC had also reviewed the Bank's internal controls that were designed and implemented having regard to the materiality of relevant risks and the probability of loss. From reports submitted to the Board by the AC and the EXCO, the Board had derived reasonable assurance that the internal control systems, including financial, operational and compliance controls and risk management processes, were adequate.

The AC had also reviewed the external auditors' objectivity and independence taking into consideration any non-audit services rendered by the external auditors to the UOB Group. The AC was satisfied that the external auditors had been objective and independent in their audit of the Bank. The AC had nominated Ernst & Young LLP for re-appointment as auditors at the forthcoming annual general meeting of the Bank.

The AC had received unfettered access to the management as well as their full co-operation. If there was any issue that the internal and external auditors wished to raise privately with the AC, members of the AC would meet with them separately in the absence of the management. AC members would also meet among themselves.

Senior Management

Senior management duties include the following:

- prepare the Bank's annual budget and business plan for the Board's approval;
- execute business strategies;
- design and implement internal accounting and other control systems;
- monitor compliance with the Bank's risk management framework;
- adopt competitive human resource practices and remuneration policies for achieving the Bank's business strategies;
- monitor the expenses of the Bank; and
- monitor compliance with regulatory requirements.

The CEO had appointed the following senior management committees to assist in the running of the Bank:

Asset And Liability Committee: maintains oversight of the effectiveness of the Group's market and liquidity risk management infrastructure, which includes the framework, policies, people, processes, information, methodologies and systems for management of such risks.

Credit Committee: handles all credit and country/transfer risk matters. Its duties include approving credit applications, formulating credit policies, reviewing existing credit portfolio and assessing credit risk profiles.

ICAAP Committee: designs and implements the Bank's Internal Capital Adequacy Assessment Process ("ICAAP"). It facilitates the Board/senior management's determination of the Group's risk profile and control environment, capital requirement and future needs.

Investment Committee: formulates, reviews and approves policies, limits and strategies in relation to the investment and management of funds.

IT Committee: reviews information technology ("IT") strategies, related IT investments and progress of major IT initiatives of the Bank.

Management Committee: prepares business and budget plans, monitors the Bank's financial and operating performance, approves framework and policies for management of the Bank's regulatory compliance risks, and facilitates bank-wide co-ordination, communication and teamwork.

Management Executive Committee: recommends strategic directions, monitors execution of strategic plans and key performance indicators, allocates resources, oversees management of capital, reviews risk management policies and determines key human resource policies.

Operational Risk And Compliance Committee: reviews and approves policies, framework and strategies in relation to operational, legal and reputation risks, as well as reviews the Group's operational risk profile.

Group Audit

Group Audit reports to the AC functionally and to the CEO administratively.

Group Audit follows the Standards for the Professional Practice of Internal Auditing set by the Institute of Internal Auditors. It has been accredited with ISO 9001 Certification by the UK and USA Accreditation Services since August 2001. Group Audit adopts strict procedures in reporting its audit findings to the management and AC.

Group Audit inspects all units, operations, overseas branches and subsidiaries of the Bank according to a risk-based audit plan which is reviewed annually to ensure that it is relevant to the business and risk environment. Group Audit also audits various application system controls, data centres and network security in the Information Technology Sector.

The internal audit units of the Group's banking subsidiaries report functionally to Group Audit and administratively to their respective local chief executive officers. They also report to their respective local audit committees, where applicable. They submit monthly reports on their audit activities and important issues to the Head of Group Audit who is invited to attend the subsidiaries' audit committee meetings.

Risk Management

Risk Management is an integral part of the Bank's business strategy for safeguarding the Bank's financial soundness and integrity. Risk Management employs a risk management framework to identify, measure, monitor and manage risk so that no excessive risk is taken for any given expected return. The Risk Management function is independent of the business units it monitors. The risk management process is described under the 'Pillar 3 Disclosure' section on pages 46 to 65.

Group Compliance

Group Compliance is an independent function which provides oversight of the Bank's compliance with applicable laws and regulations to safeguard the Bank against regulatory and reputation risks. These risks are managed through a compliance framework comprising appropriate policies and procedures, regulatory advisory and methodologies for identifying, measuring, and monitoring the risks including those relating to money laundering and terrorism financing.

Communication With Shareholders

Annual reports are sent by post to registered shareholders. The Bank's quarterly financial results and relevant corporate developments are released via Singapore Exchange's SGXNET. The Bank's financial results and major announcements are also available at the Bank's investor relations webpage at uobgroup.com.

Ethical Standards

The Bank subscribes to the core values of integrity, performance excellence, teamwork, trust and respect. The Bank has a Code of Conduct for staff to observe. Directors and staff also observe a Code on Dealing in Securities. A whistle-blowing policy has been established for employees to bring to the attention of the top management, Group Audit or Group Compliance, any concern, suspected breach or fraud, or activity or behaviour that may not accord with the law, Code of Conduct or the Bank's policies.

Established regional footprint

We remain focused on our goal to build a premier regional bank. Over the years, UOB has increased its overseas network substantially, through organic growth, acquisitions and strategic alliances. Today, the UOB Group has a network of more than 500 offices in 18 countries and territories. We have an established presence in Asia, with Singapore, Malaysia, Indonesia, Thailand and Greater China as key markets. Our strong presence and market insights make us a trusted partner in the region.

The subsidiaries in Malaysia, Indonesia, Thailand and China also provide a strong network to complement our business in Singapore, and enable us to cross-sell products and deliver value efficiently and effectively to customers throughout the region.

Consumers and small and medium enterprises ("SMEs") are our traditional strongholds, and are growing customer segments in Asia. We will continue to draw upon our strengths in consumer and SME banking in Singapore to expand our regional reach. Outside Asia, our involvement has been primarily in wholesale banking. As a long-term player, we will seize opportunities in a pragmatic and disciplined manner to grow our business regionally.

Our extensive Asian network

We have 514 offices in 13 Asian countries and territories.

514 offices

Our reach beyond Asia

We have a presence in the US, UK, France, Canada and Australia.

8 offices

China


We are here.

United Overseas Bank (China) has eight offices located in Beijing, Chengdu, Guangzhou, Shanghai, Shenyang, Shenzhen and Xiamen. We have had a presence in China since 1984.

Pillar 3 disclosure

In compliance with the requirements under Basel II Pillar 3 and the Monetary Authority of Singapore ("MAS") Notice 637 Public Disclosure, various additional quantitative and qualitative disclosures have been included in the annual report under the sections 'Pillar 3 Disclosure', 'Group Financial Review', and 'Notes to the Financial Statements'. This is to facilitate the understanding of UOB Group's risk profile and assessment of the Group's capital adequacy.

Scope Of Application

In accordance with the accounting standards for financial reporting, all subsidiaries of the Group are fully consolidated from the date the Group obtains control until the date such control ceases. The Group's investment in associates is accounted for using the equity method from the date the Group obtains significant influence over the associates until the date such significant influence ceases.

However, for the purpose of computing capital adequacy requirements at the Group level, investments in a subsidiary that carries out insurance business as an insurer are excluded from the consolidated financial statements of the Group. In compliance with MAS Notice 637 on capital adequacy, such investments are deducted from eligible Tier 1 and Upper Tier 2 capital.

The transfer of funds or regulatory capital within the Group is subject to minority shareholders' and regulatory approval.

Capital Management

Our capital management is overseen by the senior management and the Board of Directors ("the Board"), and seeks to ensure that UOB and its principal subsidiaries maintain sufficient capital to:
- support the underlying risks of their businesses;
- comply with all applicable regulatory standards and guidelines; and
- meet other factors such as rating agency considerations.

Capital management involves a continuous capital assessment process which encompasses the following key elements:
- Assessment of capital and business risks on an integrated basis across business segments, products and geographies, and the integration of such assessment with the budgeting process;
- Setting and tracking of internal capital targets to ensure that UOB and its principal subsidiaries are able to maintain adequate capital for business growth;
- Assessment of short-term and long-term capital needs, including stress testing and scenario reviews, for the purposes of capital management and planning; and
- Assessment of the quality of capital and financing structures.

Capital management is led by the Chief Financial Officer, with support from Risk Management, Corporate Development and Planning, and key businesses.

Risk Management

The assumption of financial and non-financial risks is an integral part of the Group's business. Our risk management strategy is targeted at ensuring on-going effective risk discovery and achieving effective capital management. Risks are managed within levels established by the management committees, and approved by the Board and its committees.

The Group applies the following risk management principles:

- Promotion of sustainable long-term growth through embracing sound risk management principles and business practices;
- Continual improvement of risk discovery capabilities and establishment of appropriate value-creating risk controls; and
- Focus on facilitating business development within a prudent, consistent and efficient risk management framework that balances risks and returns.

The Group has a comprehensive framework of policies and procedures for the identification, measurement, monitoring and control of risks. This framework is governed by the appropriate Board and senior management committees.

Credit Risk

Credit risk policies and processes

Credit policies and processes are in place to manage credit risk in the following key areas:

Credit approval process

To maintain independence and integrity of the credit approval process, the credit approval function is segregated from credit origination. Credit approval authority is delegated through a risk-based credit discretionary limit ("CDL") structure that is tiered according to the borrower's rating. Delegation of CDL follows a stringent process that takes into consideration the experience, seniority and track record of the officer. All credit approving officers are guided by credit policies and credit acceptance guidelines. Approval of consumer and small business loans is guided by product programmes. These credit policies, guidelines and product programmes are periodically reviewed to ensure their continued relevance.

Credit risk concentration

A risk-sensitive process is in place to regularly review, manage and report credit concentrations and portfolio quality. This includes monitoring concentration limits and exposures by obligors, portfolios, borrowers, industries and countries. Limits are generally set as a percentage of the Group's capital fund.

Obligor limits ensure that there is no undue concentration to a group of related borrowers that may potentially pose a single risk to the Group.

Portfolio and borrower limits ensure that lending to borrowers with weaker credit ratings is confined to acceptable levels. These limits are generally tiered according to the borrowers' internal ratings.

Industry limits ensure that any adverse effect arising from an industry-specific risk event is confined to acceptable levels.

Country risk

Country risk is managed within an established framework that includes setting of limits for each country based on the country's risk rating, economic potential measured by its GDP, as well as the Group's business strategy. Country exposures are analysed and significant trends are reported to the Credit Committee ("CC") and the Board's Executive Committee ("EXCO") periodically.

Pillar 3 disclosure

Credit stress test

The Group incorporates periodic credit stress testing as an integral part of its credit portfolio management process. This allows the Group to assess the potential credit losses arising from the impact of unlikely but plausible adverse events. Remedial actions such as exposure reduction, portfolio rebalancing, hedging and reviewing of credit acceptance guidelines are taken if necessary.

Settlement risk

The Group's foreign exchange-related settlement risk has been significantly reduced through our membership in the Continuous Linked Settlement scheme. This scheme allows transactions to be settled irrevocably on a delivery-versus-payment basis.

Credit exposures from foreign exchange and derivatives

For internal risk management, master agreements such as International Swaps and Derivatives Association ("ISDA") agreements and Credit Support Annex are established with active counterparties to manage credit risk arising from foreign exchange and derivative activities. Such agreements allow the Group to cash-settle transactions in the event of counterparty default, resulting in a single net claim against or in favour of the counterparty.

For Internal Ratings-Based ("IRB") purpose, the Group does not recognise ISDA netting. The Current Exposure Method is used to estimate its foreign exchange ("FX") and derivative exposures on a gross basis. The estimated exposures are shown on the following tables:

Credit counterparty risk exposures ($ million)

Gross fair value of contracts		9,941
Netting effects		-
Net fair value		9,941
Collateral held		
Financial Collateral	-	
Other	-	
Net credit exposure		**9,941**
Analysed as:		
Interest rate contract	6,651	
Foreign exchange	2,819	
Equity	403	
Credit derivative	58	
Commodity/other	10	
Credit derivative hedges (notional amount)		-

Credit derivative exposures

	Own credit portfolio		Intermediation	
	Notional amounts bought $ million	Notional amounts sold $ million	Notional amounts bought $ million	Notional amounts sold $ million
Credit default swap	14	-	30	14
Total	**14**	**-**	**30**	**14**

- ***Delinquency monitoring***
  All delinquent accounts, including credit limit excesses, are closely monitored and managed through a robust process by officers from business units and risk management. Where appropriate, these accounts are also subject to more frequent credit reviews.

  Delinquency trends are monitored, analysed and reported to the CC and the EXCO periodically.

  Classification and loan loss impairment
  The Group classifies its loan portfolios according to the borrower's ability to repay the loan from its normal source of income. All loans and advances to customers are classified into 'Pass', 'Special Mention' or 'Non-Performing' categories. Non-performing loans ("NPL") are further classified as 'Substandard', 'Doubtful' or 'Loss' in accordance with MAS 612 Notice to Banks (March 2005).

  Upgrading and de-classification of a NPL account to 'Pass' or 'Special Mention' status shall be supported by a credit assessment of the repayment capability, cash flows and financial position of the borrower. The Group must also be satisfied that once the account is de-classified, the account is unlikely to be classified again in the near future.

  A restructured account is categorised as non-performing and placed on the appropriate classified grade depending on the Group's assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms. A restructured account must comply fully with the restructured terms in accordance with MAS 612 Notice to Banks (March 2005) before it can be declassified.

  The Group provides for impairment of its overseas operations based on local regulatory requirements for local reporting purposes. Where necessary, additional impairment is provided for to comply with the Group's impairment policy and MAS's requirements.

  Group Special Asset Management
  Group Special Asset Management ("GSAM") manages the non-performing portfolios of the Group. GSAM Restructuring Group proactively manages a portfolio of NPL accounts, with the primary intention of nursing these accounts back to health and transferring them back to the respective business units. GSAM Recovery Group manages accounts that the Group intends to exit in order to maximise debt recovery.

  Write-off policy
  A classified account that is not secured by any realisable collateral will be written off either when the prospect of a recovery is considered poor or when all feasible avenues of recovery have been exhausted.

Pillar 3 disclosure

Credit exposures under Basel II

Under Basel II, credit risk for the various asset classes may be computed using a combination of (i) Standardised Approach; (ii) Foundation Internal Ratings-Based ("FIRB") Approach; and (iii) Advanced Internal Ratings-Based ("AIRB") Approach. The table below summarises the approaches adopted by the Group for credit risk computation.

	Standardised $ million	FIRB $ million	AIRB $ million
Corporate[a]	12,721	66,532	NA
Sovereign and Bank[a]	2,481	62,130	NA
Retail[a]	8,879	NA	36,336
Others (including Equity, Asset Securitisation, Fixed Assets)	5,650	5,844	-
Total	**29,731**	**134,506**	**36,336**

[a] *Amount under Standardised Approach refers to credit exposure where no IRB model is currently available to rate the portfolio, or, credit portfolios in our banking subsidiaries which have yet to receive approval from the authority to adopt IRB Approach.*

NA: Not applicable

Credit risk mitigation

As a fundamental credit principle, the Group generally does not grant credit facilities solely on the basis of the collateral provided. All credit facilities are granted based on the credit standing of the borrower, source of repayment and debt servicing ability.

Collateral is taken whenever possible to mitigate the credit risk assumed. The value of the collateral is monitored periodically. The frequency of valuation depends on the type, liquidity and volatility of the collateral value. The main types of collateral taken by the Group are cash, marketable securities, real estate, equipment, inventory and receivables. Policies and processes are in place to monitor collateral concentration.

In extending credit facilities to small and medium enterprises ("SMEs"), personal guarantees are often taken as a form of moral support to ensure moral commitment from the principal shareholders and directors. For IRB purpose, the Group does not recognise personal guarantees as an eligible credit risk protection.

Corporate guarantees are often obtained when the borrower's credit worthiness is not sufficient to justify an extension of credit.

To recognise the effects of guarantees under the FIRB Approach, the Group adopts the Probability of Default ("PD") substitution approach whereby an exposure guaranteed by an eligible guarantor will utilise the PD of the guarantor in the computation of its capital requirement.

In general, the following eligibility criteria must be met before collateral can be accepted for IRB purpose:

Legal certainty – The documentation must be legally binding and enforceable (on an on-going basis) in all relevant jurisdictions.

Material positive correlation – The value of the collateral must not be significantly affected by the deterioration of the borrower's credit worthiness.

Third-party custodian – The collateral that is held by a third-party custodian must be segregated from the custodian's own assets.

The Group currently uses supervisory prescribed haircuts for eligible financial collateral. The following table summarises credit exposures by asset class secured by eligible collateral, guarantees and credit derivatives:

	Standardised $ million		**FIRB $ million**	
	Amount by which total exposures are covered by:		Amount by which total exposures are covered by:	
	eligible collateral	credit protection	eligible collateral	credit protection
Corporate	766	145	6,939	1,791
Sovereign	-	-	283	-
Bank	1	-	1,807	-
Retail	721	52	NA	NA
Total	**1,488**	**197**	**9,029**	**1,791**

NA: Not applicable

Credit exposures subject to Standardised Approach

For exposures subject to the Standardised Approach, approved External Credit Assessment Institutions ("ECAI") ratings and prescribed risk weights based on asset class are used in the computation of regulatory capital.

The ECAI used by the Group are Fitch Ratings, Moody's Investors Service and Standard & Poor's. ECAI ratings are mapped to a common credit quality grade prescribed by the MAS.

The following table shows the breakdown of net exposures after credit mitigation and provisions by risk weights under the Standardised Approach:

Risk weights	**Net exposures $ million**
0% to 50%	7,510
51% to 100%	20,070
101% and above	335
Deducted	-
Total	**27,915**

Pillar 3 disclosure

Credit exposures subject to supervisory risk weights under IRB Approach

Equity investments under the Simple Risk Weight ("SRW") Method, Specialised Lending ("SL"), as well as Asset Securitisation exposures under the IRB Approach are subject to supervisory risk weights. The following table shows the breakdown of Equity investments and SL exposures under the IRB Approach:

Risk weights	Specialised Lending $ million	Equity $ million
0% to 50%	3,579	-
51% to 100%	16,949	-
101% and above	1,614	2,832
Total	**22,142**	**2,832**

The Group has investments in collateralised debt obligations ("CDOs") and mortgage-backed securities ("MBSs") classified under 'available-for-sale' in its investment portfolio. Full provision has been made for asset-backed securities CDOs, while provisions for corporate CDOs are made for the shortfall between market value and carrying costs. For MBSs, the short-fall between market value and carrying costs is deducted from reserves, and no provisions have been made for them. The subsidiary, UOB Asset Management ("UOBAM"), manages CDOs as part of their asset management activities. Conditions in the CDO market have been extremely challenging. Over the year, UOBAM has streamlined its analytical and operational processes to strengthen its CDO management capabilities.

Securitisation exposures

Risk weights	Corporate CDOs[a] $ million	MBSs $ million
0% to 50%	72	672
51% to 100%	7	-
101% and above	-	-
Deducted	36	-
Total	**115**	**672**

[a] *Revaluation differences of $68 million is excluded in accordance to Basel II framework.*

IRB rating system

IRB rating system refers to the methods, processes, controls, data collection and information technology systems that support the assessment of credit risk, the assignment of exposures to rating grades or pools, as well as the parameterisation process for the various classes of exposure.

Rating system governance

The Group has established a credit rating governance framework to ensure the reliable and consistent performance of the Group's rating systems. The framework specifies the roles and responsibilities of the various parties in the credit rating process, including independent model performance monitoring, annual model validation and independent reviews by Group Internal Audit.

Rating structure

The Group has currently adopted the FIRB Approach for its non-retail exposures and AIRB Approach for its retail exposures.

The Group's internal rating system is illustrated below.


IRBA Rating Structure
Large Corporate
SME
Specialised Lending
Banks
Sovereigns
Retail
Customer Risk Rating
Facility Risk Rating
Borrower Risk Rating
Customer Risk Rating
Risk Drivers
16 Pass Grades
4 Default Grades
Supervisory Grades
15 Pass Grades
Homogeneous Risk Pools
Derive Risk Estimates
Use of Internal Estimates
Credit Approval
Stress Test
Collections
Credit Review & Monitoring
Limits Setting & Monitoring
Risk-based Pricing

Internal rating system

The Group's internal rating system consists of statistical and expert judgement models.

A statistical model is one whereby the risk factors and their risk weights are determined using a statistical method (for example, logistic regression). Such models are developed for portfolios with sufficient internal historical loss data such as the SME portfolio.

Pillar 3 disclosure

An expert judgement model is one whereby the risk factors and their risk weights are determined judgementally by credit experts. Such models are developed for portfolios with limited or no internal historical loss data, such as the Bank and Sovereign asset sub-classes.

All rating models are independently validated before they are implemented for use. They are also subject to annual reviews to ensure that the chosen risk factors appropriately measure the risks in the respective portfolios.

The PD is an estimate of the likelihood that an obligor will default within the next 12 months. An obligor is considered in default if:
- the obligor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising the security; or
- the obligor is past due more than 90 days on any credit obligation to the Group.

The Group's internal Corporate risk rating process provides a PD-based credit assessment of a borrower over a one-year time horizon.

The rating represents the Group's assessment of the borrower's ability and willingness to contractually perform despite adverse economic conditions or the occurrence of unexpected events. Therefore, the Group uses a longer time horizon in the rating assignment process, although the time horizon used in PD estimation is one year.

While the Group's internal Corporate risk rating grades may show some correlation with the rating grades of ECAIs, they are not directly comparable or equivalent to the ECAI ratings.

Corporate asset sub-class

The rating structure for Corporate asset sub-class (excluding SL exposures) consists of two separate and distinct dimensions:

Risk of borrower default

Customer Risk Rating ("CRR") is the standalone rating of a borrower's credit risk based on financial (quantitative) and non-financial (qualitative) factors. This is derived from a comprehensive assessment of the borrower's financial strength, quality of management, business risks, and the industry it operates in.

Transaction-specific factors

Facility Risk Rating ("FRR") is the rating of a facility's risk based on the borrower's CRR, facility and collateral-specific factors. This incorporates transaction-specific factors such as the type and structure of the facility, availability and type of collateral, and seniority of the exposure.

The Group's internal rating grade structure for the Corporate asset sub-class consists of 16 pass grades and four default grades. The Corporate rating model is mapped onto the rating scale by calibration that takes into account the Group's long-term average portfolio default rate.

SL exposures are treated separately from normal Corporate exposures. Such exposures generally possess the following attributes either in legal form or economic substance:

- The exposure is typically to an entity (often a special purpose entity) which is created specifically to finance and/or operate physical assets;
- The borrowing entity has little or no other material assets or activities, and therefore little or no independent capacity to repay the obligation besides from the income that it receives from the asset(s) being financed;
- The terms of the obligation give the Group a substantial degree of control over the asset(s) and the income that it generates; and
- The primary source of repayment of the obligation is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.

Sovereign asset sub-class

The Group has developed an internal Sovereign scorecard to rate exposures in this asset sub-class. As there was insufficient internal default data, the scorecard took into account external default data from ECAIs. The scorecard has an internal rating grade structure consisting of 15 pass grades.

Bank asset sub-class

The Group has developed an internal Bank scorecard to rate exposures in this asset sub-class. As there was insufficient internal default data, the scorecard took into account external default data from ECAIs. The scorecard has an internal rating grade structure consisting of 15 pass grades.

Equity asset sub-class

The Group adopts the following approaches for its Equity investments:

- SRW Method for its Equity investment portfolio; and
- Probability of Default/Loss Given Default ("PD/LGD") Method for its investments in Tier 1 and Tier 2 perpetual securities issued by banks.

Investment exposures adopting the SRW Method will use the risk weights prescribed by the MAS. Investment exposures adopting the PD/LGD Method are rated using the Group's internal Bank scorecard.

Retail asset sub-class

For Retail exposures under the AIRB Approach, PD, Loss Given Default ("LGD") and Exposure At Default ("EAD") parameters are estimated using internal loss data covering a mix of economic conditions, including downturns. A key principle of the PD, LGD and EAD models is that the model outputs are calibrated to reflect a long-run, cycle-neutral average. Where internal loss data do not cover an appropriate mix of economic conditions and/or are insufficient to provide robust risk estimates, the PD, LGD and EAD models may incorporate internal and/or external proxies, and where necessary, may be augmented with appropriate margins of conservatism.

<u>Probability of Default</u>

PD is estimated using the long-run average of one-year default rates for obligors in a pool. Where internal default data used for estimation do not cover a mix of economic conditions (including downturns), internal and/or external proxies are used to adjust default rates to reflect a long-run, cycle-neutral average.

Pillar 3 disclosure

Loss Given Default
LGD measures the long-run default-weighted average rate of economic loss associated with a facility/pool should default occur. The definition of default in the LGD model is identical to that of the PD model. Loss rates are estimated from historical workout experiences, taking into account the timing and uncertainty of recovery cash flows, direct and indirect costs associated with workouts, as well as the various post-default outcomes, such as cures, full recoveries and liquidations.

Where there are significant adverse dependencies between default and recovery rates, LGD estimates are calibrated to reflect economic downturns. In the event that internal workout data are insufficient to fully reflect loss rates during economic downturns, internal and/or external proxies are used to adjust the loss rates accordingly.

Exposure At Default
EAD measures the expected gross exposure of a facility upon default. The definition of default in the EAD model is identical to that of the PD model. EAD comprises (i) the amount currently drawn; and (ii) an estimate of future drawings of available but unutilised credit up to and after the time of default, known as the Credit Conversion Factor ("CCF").

Since the amount currently drawn is known, the estimation of EAD involves the estimation of the CCF using realised CCF of all defaulted facilities for a given risk pool, covering a sufficiently long period of time and different economic conditions, including downturns. Where there are significant adverse dependencies between default rates and CCFs, CCF estimates are calibrated to reflect economic downturns.

Residential Mortgage asset sub-class
Residential Mortgage asset sub-class includes any credit facilities (for example, housing loan, term loan and overdraft) secured against a mortgage of a residential property or properties, that meet the following criteria stipulated by the MAS:
- The facility is extended to an individual, a group of individuals or a non-individual entity that replicates the risk profile of an individual;
- The facility is managed as part of a pool of similar loans; and
- The facility is not granted to a corporation, partnership, sole proprietorship or trust engaged in residential building, development or management.

Residential Mortgage exposures are assessed and managed using the Group's framework of credit policies, procedures and the Retail segmentation model that integrates the PD, LGD and CCF models to discriminate exposures according to their borrower and transaction risks.

Qualifying Revolving Retail Exposures asset sub-class
Qualifying Revolving Retail Exposures ("QRRE") asset sub-class includes credit card exposures and unsecured credit lines that meet the following criteria stipulated by the MAS:
- The exposure is revolving, unsecured, and uncommitted both contractually and in practice;
- The exposure is to an individual and the aggregate QRRE exposure to the same individual is not more than $200,000; and
- The volatility of loss rate is lower than that of the Other Retail asset sub-class.

QRRE are assessed and managed using a combination of application and behavioural scorecards, LGD and CCF models, as well as internal credit policies and procedures.

Other Retail asset sub-class

Other Retail asset sub-class includes auto loans, share financing and any other retail exposures not classified as Residential Mortgage and QRRE. These exposures fulfil the following criteria stipulated by the MAS:

- The exposure is to an individual and managed as part of a pool of similar exposures; or
- The exposure is to a small business and the aggregate exposure to the small business is not more than $2 million and the exposure is not managed individually but rather as part of a pool of similar exposures.

Other Retail exposures are assessed and managed using the Group's framework of credit policies, procedures and the Retail segmentation model which integrates the PD, LGD and CCF models to discriminate exposures according to their borrower and transaction risks.

Credit risk profile

The following tables reflect the breakdown of exposures by risk-weighted asset ("RWA") and EAD using the respective internal rating scale for the model applicable to the asset sub-classes:

Corporate asset sub-class (Large Corporate and SME)

CRR band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %
1-9	23,597	36,446	65
10-16	10,840	7,002	155
17-20	-	921	-
Total	**34,437**	**44,368**	**78**

Corporate asset sub-class (Specialised Lending)

CRR band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %
Strong	3,310	5,390	61
Good	12,796	14,811	86
Satisfactory	1,929	1,583	122
Weak	84	32	265
Default	-	327	-
Total	**18,119**	**22,143**	**82**

Sovereign asset sub-class

CRR band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %
1-9	-	29,229	-
10-16	167	338	49
17-20	-	-	-
Total	**167**	**29,567**	**1**

Pillar 3 disclosure

Bank asset sub-class

CRR band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %
1-9	3,732	31,482	12
10-16	695	1,081	64
17-20	-	-	-
Total	**4,427**	**32,563**	**14**

Equity asset sub-class (subject to PD/LGD Method)

CRR band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %
1-9	2,339	2,139	109
10-16	324	121	268
17-20	-	-	-
Total	**2,663**	**2,260**	**118**

Retail asset sub-class (Residential Mortgage)

PD band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %	Exposure-weighted average LGD %	Undrawn $ million
0.00% to 1.00%	1,293	18,430	7	10	1,829
1.01% to 2.00%	458	2,858	16	10	44
2.01% to 99.99%	1,809	5,243	34	10	93
Default	-	267	-	11	-
Total	**3,560**	**26,799**	**13**	**10**	**1,966**

Retail asset sub-class (QRRE)

PD band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %	Exposure-weighted average LGD %	Undrawn $ million
0.00% to 1.00%	236	1,645	14	44	654
1.01% to 2.00%	108	435	25	42	151
2.01% to 99.99%	608	702	87	55	105
Default	-	21	-	61	-
Total	**952**	**2,802**	**34**	**46**	**909**

Retail asset sub-class (Other Retail)

PD band	Credit RWA $ million	EAD $ million	Exposure-weighted average risk weights %	Exposure-weighted average LGD %	Undrawn $ million
0.00% to 1.00%	330	4,149	8	11	404
1.01% to 2.00%	113	1,052	11	8	441
2.01% to 99.99%	423	1,450	29	18	140
Default	-	83	-	26	-
Total	**866**	**6,735**	**13**	**12**	**985**

Actual losses by asset sub-class

Actual losses consist of impairment loss allowance and charge-off to the Group's income statement for the financial year ended 31 December 2008.

Asset Sub-class	Actual loss $ million
Corporate asset sub-class	197
Sovereign asset sub-class	-
Bank asset sub-class	88
Equity asset sub-class	-
Retail asset sub-class	19
Total	**304**

Use of internal estimates

Internal ratings are used pervasively by the Group in the areas of credit approval, credit review and monitoring, credit stress test, limits setting, pricing and collections.

Pillar 3 disclosure

Market Risk

Market risk is governed by the Asset and Liability Committee ("ALCO"), which meets twice monthly to review and provide directions on market risk matters. The Market Risk Management Division ("MRM") supports the EXCO and the ALCO with independent assessment of the market risk profile of the Group.

The Group's market risk framework comprises market risk policies and practices, the validation of valuation and risk models, the control structure with appropriate delegation of authority and market risk limits. In addition, robust risk architecture as well as a new Product/Service Programme process ensures that market risk issues identified are adequately addressed prior to launch. Management of derivatives risks is continually reviewed and enhanced to ensure that the complexities of the business are appropriately controlled.

Overall market risk appetite is balanced at the Group, Bank and business unit levels and the targeted revenue, and takes into account the capital position of the Group and Bank to ensure that it remains well-capitalised under stress circumstances. The appetite is translated to risk limits that are delegated to business units. These risk limits have proportional returns that are commensurate with the risks taken.

Standardised Approach

The Group currently adopts the Standardised Approach for the calculation of regulatory market risk capital but uses internal models to measure and control trading market risks. The financial products warehoused, measured and controlled with internal models include vanilla FX and FX options, vanilla Interest Rate ("IR") and IR options, government and corporate bonds, equities and equity options, and commodities. The table below shows the capital charge for market risk based on the Standardised Approach.

	$'000
Interest rate	4,587
Equity	148
Foreign exchange	2,211
Commodity	115
Total	**7,061**

Internal model approach

The Group adopts a daily Value-at-Risk ("VaR") to estimate market risk within a 99% confidence interval using the historical simulation method. This methodology does not make assumptions on the distribution of returns and the correlations between risk classes. The method assumes that possible future changes in market rates may be implied by observed historical market movements.

VaR estimates are backtested against profit and loss of the trading book to validate the robustness of the methodology. The backtesting process analyses whether the exceptions are due to model deficiencies or market volatility. All model deficiencies are addressed with appropriate model enhancements.

Group Trading backtesting chart
(Hypothetical daily profit and loss versus VaR at 99% confidence interval)


Profit/Loss
($'000)
15,000
10,000
5,000
0
(5,000)
(10,000)
(15,000)
(20,000)
Hypothetical daily profit and loss ($'000)
VaR at 99% confidence interval ($'000)
31 Dec 07
31 Jan 08
29 Feb 08
31 Mar 08
30 Apr 08
31 May 08
30 Jun 08
31 Jul 08
31 Aug 08
30 Sep 08
31 Oct 08
30 Nov 08
31 Dec 08

To complement the VaR measure, stress and scenario tests are performed to identify the Group's vulnerability to event risk. These tests serve to provide early warnings of plausible extreme losses to facilitate proactive management of market risks. The Group's daily VaR on 31 December 2008 was $4.63 million.

Group Trading VaR for general market risk by risk class[a]


Foreign Exchange
22%
Interest Rate
65%
Equity
13%

[a] *Contribution from commodity risk is insignificant.*

Interest Rate Risk In Banking Book

The ALCO, under delegated authority from the Board, approves policies, strategies and limits for the management of balance sheet risk exposure. Balance Sheet Risk Management Division ("BSRM") supports the ALCO in monitoring the interest rate risk profile of the banking book. At a tactical level, the Management Portfolio unit of Group Global Market and Investment Management ("GMIM") is responsible for the effective management of balance sheet risk in accordance with approved balance sheet risk management policies.

The primary objective in managing balance sheet risk is to manage the volatility in net interest income ("NII") and economic value of equity ("EVE"). EVE is the present value of the Group's assets less the present value of the Group's liabilities.

Exposure is quantified using a combination of static analysis tools and dynamic simulation techniques on a monthly basis. Static analysis tools such as repricing schedules and sensitivity analysis provide indications of the potential impact of interest rate changes on interest income and price value through the analysis of the sensitivity of assets and liabilities to changes in interest rates. Interest rate sensitivity varies with different repricing periods, currency and embedded optionality. Mismatches in the longer tenor will experience greater change in the price-value of interest rate positions than similar positions in the shorter tenor.

The table in Note 39(c)(ii) to the financial statements on page 143 represents the Group's interest rate risk sensitivity based on contractual repricing mismatches as at 31 December 2008. The Group had an overall positive interest rate sensitivity gap of $16,062 million, which represented the net difference between interest rate sensitive assets and liabilities. Note 39(c)(iii) shows the EVE at risk sensitivities for 100 basis points ("bp") and 200bp parallel rate shock to the banking book for major currencies (Singapore dollar, US dollar and Malaysian ringgit) from major subsidiaries and branches. The reported figures are based on the worst case of an upward and downward parallel movement for NII and EVE. The repricing profile of loans and deposits that do not have maturity dates are generally based on the earliest possible repricing dates taking into account the notice period to be served to customers. Loan prepayment is generally estimated based on past statistics and trends where possible and material. There may be some differences in the assumptions across geographical locations due to variation in local conditions.

In the dynamic simulation process, both the earnings and EVE approaches are applied to assess interest rate risk. The potential effects of interest rate change on NII are estimated by simulating the possible future course of interest rates, expected changes in business activities over time, as well as the effects of embedded options. Embedded options may be in the form of loan prepayment and deposit pre-upliftment. Changes in interest rates are simulated using different interest rate scenarios such as changes in the shape of the yield curve, including high and low rates, as well as positive and negative tilt scenarios.

In EVE sensitivity simulations, the present values for repricing cash flows are computed, with the focus on changes in EVE under different interest rate scenarios. This economic perspective measures interest rate risks across the full maturity profile of the balance sheet, including off-balance sheet items.

Stress testing is also performed regularly to determine the adequacy of capital in meeting the impact of extreme interest rate movements on its balance sheet. Such tests are also performed to provide early warnings of potential extreme losses, facilitating the proactive management of interest rate risks in an environment of rapid financial market changes.

The risks arising from the trading book, such as interest rates, foreign exchange rates and equity prices, are managed and controlled under the market risk framework that is discussed under the 'Market Risk' section.

Liquidity Risk

The Group maintains sufficient liquidity to fund its day-to-day operations, meet deposit withdrawals and loan disbursements, participate in new investments, and repay borrowings. Hence, liquidity is managed in a manner to address known as well as unanticipated cash funding needs.

Liquidity risk is managed in accordance with a framework of policies, controls and limits approved by the ALCO. These policies, controls and limits enable the Group to monitor and manage liquidity risk to ensure that sufficient sources of funds are available over a range of market conditions. These include minimising excessive funding concentrations by diversifying the sources and terms of funding as well as maintaining a portfolio of high quality and marketable debt securities.

The Group takes a conservative stance in its liquidity management by continuing to gather core deposits, ensuring that liquidity limits are strictly adhered to and that there are adequate liquid assets to meet cash shortfall.

The distribution of deposits is managed actively to ensure a balance between cost effectiveness, continued accessibility to funds, and diversification of funding sources. Important factors in ensuring liquidity are competitive pricing, proactive management of the Group's core deposits and the maintenance of customer confidence. Core deposits are generally stable non-bank deposits, such as current accounts, savings accounts and fixed deposits. The Group monitors the stability of its core deposits by analysing their volatility over time.

Liquidity risk is aligned with the regulatory liquidity risk management framework, and is measured and managed on a projected cash flow basis. The Group is monitored under 'business as usual', 'bank-specific crisis' and 'general market crisis' scenarios. Behavioural modelling is carried out regularly to ensure that the cash flow requirements for 'business as usual' and crisis scenarios are realistic. Cash flow mismatch limits are established to limit the Group's liquidity exposure. The Group also employs liquidity early warning indicators and trigger points to signal possible contingency situations.

Contingency funding plans are in place to identify liquidity crises using a series of warning indicators. Crisis escalation processes and various strategies including funding and communication have been developed to minimise the impact of any liquidity crunch.

Overseas banking branches and subsidiaries are required to comply with their local regulatory requirements. In the event that they are unable to source sufficient funds to meet the financial obligation of their operations, the Group's Head Office in Singapore would meet such requirements.

For major foreign currencies, the Group practises pool funding where regional branches and subsidiaries clear their placement and funding requirements with Head Office, improving the efficiency of the Group's deployment of funds.

The table in Note 39(d) to the financial statements on page 145 presents the maturity mismatch analysis of the Group's near and long-term time bands relating to the cash inflows and outflows based on contractual maturity arising from the Group's activities. Behavioural adjustments were made on significant balance sheet items that have actual maturity dates that differ substantially from their contractual profile for the operations in Singapore, Malaysia and Thailand.

Behavioural modelling is carried out based on industry-approved methodologies and reviewed regularly. Loans and deposits which do not have maturity dates, and fixed deposits which are rolled over frequently, are generally estimated based on their past statistics or trends. There may be some differences in the assumptions across geographical locations due to variation in local conditions. Other balance sheet items like credit cards are generally estimated based on the behavioural patterns of customers.

Operational Risk

Operational risk is managed through a framework of policies, processes and procedures by which business units identify, assess, monitor and control/mitigate their operational risks.

Operational Risk Self Assessments involve identifying and assessing inherent risks, as well as assessing the effectiveness of controls to mitigate the identified risks. Action plans to address issues are documented and monitored via Operational Risk Action Plans.

Key Operational Risk Indicators are statistical data collected and monitored by business and support units on an on-going basis to facilitate early detection of potential operational control weaknesses. Trend analysis is carried out to identify systemic issues that need to be addressed.

A database of operational risk events and losses has been established to facilitate the use of advanced approaches for quantification of operational risks. The analysis of loss trends and root causes of loss events helps in strengthening the internal control environment.

A Group Insurance Programme is in place to effectively mitigate the risk of high impact operational losses.

A Product/Service Programme ensures that risks associated with the introduction of new products and services are identified, analysed and addressed prior to launch. The Product Committee also reviews product suitability, product risk disclosures and reputation issues associated with the distribution of retail investment products. For online products and services, extra care and precautionary measures are implemented to protect customers' confidentiality and interests.

With the increasing need to outsource for cost and operational efficiency, The Group's Outsourcing Policy and Framework ensures that outsourcing risks are adequately identified and managed prior to entering new arrangements and on an on-going basis.

Effective business continuity and crisis management strategies and plans have been developed and tested to ensure prompt recovery of critical business functions in the event of major business and/or system disruptions.

Legal risk, part of operational risk, arises from unenforceable or unintended contracts, defective documentation, insufficient authority of customers, lawsuits, and non-compliance with applicable laws. Business units work with the Group's legal counsel and external legal counsel to ensure that legal risks are effectively managed.

Reputation risk is the adverse impact of negative stakeholder perception or opinion on the Group's business practices, activities and financial condition. The Group has a framework for managing reputation risk.

An operational risk management training and awareness programme is in place to facilitate on-going promotion of an effective risk management culture.

The Group adopts the Standardised Approach for the calculation of regulatory operational risk capital.

Equity Exposures In The Banking Book

The value of the Equity exposure is shown below.

	Standardised Approach		IRB Approach (SRW)		IRB Approach (PD/LGD)	
	Fair Value $ million	Average risk weights %	Fair Value $ million	Average risk weights %	Fair Value $ million	Average risk weights %
Listed securities	-	-	1,759	150	1,861	117
Other equity holdings	-	-	1,073	200	399	124
Private equity/Venture capital	250	200				
Total	**250**		**2,832**		**2,260**	

Total Equity exposures that were deducted from capital amounted to $1,085 million.

Gains and losses

	Revaluation gains on equity eligible as Tier 2 capital $ million	Realised gains/(losses) during the period $ million
Total	**56**	**183**

Group financial review

Contents

Notes:
Certain comparative figures have been restated to conform with the current year's presentation.
Certain figures in this section may not add up to the relevant totals due to rounding.
Amounts less than $500,000 in absolute term are shown as "0".
"NM" denotes not meaningful.

Financial Highlights

	2008	2007	+/(-) %
Profit and loss summary ($ million)			
Net interest income	**3,576**	2,980	20.0
Non-interest income	**1,675**	1,892	(11.5)
Total income	**5,250**	4,872	7.8
Less: Total expenses	**2,050**	2,018	1.6
Operating profit	**3,200**	2,854	12.1
Less: Amortisation/impairment charges	**818**	311	162.9
Add: Share of profit of associates	**103**	207	(50.5)
Less: Tax and minority interests	**548**	641	(14.4)
Net profit after tax [1]	**1,937**	2,109	(8.2)
Financial indicators			
Income mix (%)			
Net interest income	**68.1**	61.2	6.9% points
Non-interest income	**31.9**	38.8	(6.9)% points
Profit distribution (%)			
Singapore	**76.4**	71.1	5.3% points
Overseas	**23.6**	28.9	(5.3)% points
Basic earnings per ordinary share ($) [2]	**1.25**	1.36	(8.1)
Return on average ordinary shareholders' equity (%) [2]	**12.2**	12.6	(0.4)% point
Return on average total assets (%)	**1.07**	1.24	(0.17)% point
Net interest margin (%)	**2.27**	2.04	0.23% point
Expense/Income ratio (%)	**39.0**	41.4	(2.4)% points
Net dividend per ordinary share (¢)			
Interim	**20.0**	16.4	22.0
Special interim	**-**	12.3	(100.0)
Final	**40.0**	45.0	(11.1)
Total	**60.0**	73.7	(18.6)

1 *Refer to profit attributable to equity holders of the Bank.*

2 *Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.*

Group financial review

Financial Highlights (continued)

	2008	2007	+/(-) %
Financial indicators (continued)			
Customer loans (net) ($ million)	**99,840**	92,669	7.7
Customer deposits ($ million)	**118,171**	106,967	10.5
Loans/Deposits ratio (%) [1]	**84.5**	86.6	(2.1)% points
Non-performing loan ratio (%) [2]	**2.0**	1.8	0.2% point
Total assets ($ million)	**182,941**	174,950	4.6
Shareholders' equity ($ million) [3]	**15,573**	17,329	(10.1)
Revaluation surplus ($ million) [4]	**2,989**	3,263	(8.4)
Net asset value ("NAV") per ordinary share ($) [5]	**8.90**	10.91	(18.4)
Revalued NAV per ordinary share ($) [5]	**10.89**	13.07	(16.7)
Net tangible asset per ordinary share ($) [5]	**6.11**	8.10	(24.6)
Capital adequacy ratios (%)			
Tier 1	**10.9**	10.0	0.9% point
Total	**15.3**	14.5	0.8% point

1 *Refer to net customer loans and customer deposits.*

2 *Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.*

3 *Refer to equity attributable to equity holders of the Bank.*

4 *Refer to revaluation surplus on properties not recognised in the financial statements.*

5 *Preference shares are excluded from the computation.*

Performance Review

The Group's net profit after tax ("NPAT") of $1,937 million for 2008 was 8.2% below that of 2007 despite the 12.1% growth in operating profit. The lower NPAT was mainly attributed to higher impairment charges on loans and investment securities, lower non-interest income and lower contributions from associates, partly offset by higher net interest income.

Total operating income rose 7.8% to $5,250 million. The increase was driven by higher net interest income from expanded loan portfolio and higher contributions from interbank money market activities. This was partly offset by lower fee and commission income from fund management and investment-related activities.

Total operating expenses increased 1.6% to $2,050 million. Staff costs increased 3.5% to $1,082 million mainly due to higher headcount to support business expansion. Other operating expenses decreased 0.5% to $968 million mainly due to lower expenses on business promotion, partly offset by higher occupancy-related expenses. Expense-to-income ratio improved 2.4% points to 39.0% due to higher income growth.

Impairment charges rose 169.1% to $807 million. The increase was mainly due to collective impairment of $288 million provided in the light of the global economic uncertainty, as well as on the expanded loan base. The increase was also due to higher individual impairment on loans and debt securities, reflecting the difficult economic conditions.

Share of pre-tax profit of associates decreased 50.5% to $103 million, mainly due to lower contributions from the major associates.

Net customer loans increased 7.7% over 31 December 2007 to $99.8 billion as at 31 December 2008. Non-performing loan ratio increased to 2.0% from 1.8% a year ago.

Shareholders' equity decreased 10.1% over 31 December 2007 to $15.6 billion as at 31 December 2008. The decrease was largely due to revaluation loss on available-for-sale assets, partly negated by issuance of the Class E preference shares.

The Group's Tier 1 and total capital adequacy ratios of 10.9% and 15.3% as at 31 December 2008 were above the minimum 6% and 10% required by the Monetary Authority of Singapore ("MAS") respectively.

Group financial review

Net Interest Income

Net interest margin

	2008			2007		
	Average balance $ million	Interest $ million	Average rate %	Average balance $ million	Interest $ million	Average rate %
Interest bearing assets						
Customer loans	**97,526**	**4,704**	**4.82**	81,379	4,616	5.67
Interbank balances	**30,948**	**1,050**	**3.39**	36,371	1,526	4.20
Securities	**28,941**	**1,102**	**3.81**	28,591	1,228	4.30
Total	**157,415**	**6,855**	**4.35**	146,341	7,371	5.04
Interest bearing liabilities						
Customer deposits	**112,920**	**1,949**	**1.73**	103,680	2,549	2.46
Interbank balances/other	**40,296**	**1,331**	**3.30**	38,565	1,841	4.77
Total	**153,216**	**3,280**	**2.14**	142,245	4,390	3.09
Net interest margin [1]			**2.27**			2.04

[1] *Net interest margin represents net interest income as a percentage of total interest bearing assets.*

Volume and rate analysis

	2008 vs 2007			2007 vs 2006		
	Volume change $ million	Rate change $ million	Net change $ million	Volume change $ million	Rate change $ million	Net change $ million
Interest income						
Customer loans	**916**	**(829)**	**87**	650	(112)	538
Interbank balances	**(227)**	**(248)**	**(476)**	(290)	(78)	(368)
Securities	**15**	**(142)**	**(127)**	254	(15)	239
Total	**704**	**(1,219)**	**(515)**	614	(205)	409
Interest expense						
Customer deposits	**227**	**(827)**	**(600)**	328	(110)	218
Interbank balances/other	**74**	**(584)**	**(510)**	(118)	39	(79)
Total	**301**	**(1,411)**	**(1,111)**	210	(71)	139
Net interest income	**403**	**192**	**595**	404	(134)	270

Net interest income grew 20.0% over 2007 to $3,576 million for 2008. The increase was driven by expanded loan volume and higher contributions from interbank money market activities. Net interest margin increased 23 basis points to 2.27% mainly due to lower funding costs and improved asset mix.

Non-Interest Income

	2008 $ million	2007 $ million	+/(-) %
Fee and commission income			
Credit card	**185**	172	7.5
Fund management	**164**	358	(54.2)
Futures broking	**35**	34	3.4
Investment-related	**117**	209	(43.8)
Loan-related	**256**	202	26.5
Service charges	**82**	81	1.0
Trade-related	**201**	187	7.3
Other	**55**	34	59.6
	1,095	1,278	(14.3)
Dividend income	**64**	54	20.3
Rental income	**112**	77	45.7
Other operating income			
Net gain/(loss) from:			
Trading activities	**18**	123	(85.2)
Non-trading activities			
Financial instruments measured at fair value to profit and loss	**(69)**	(94)	26.5
Available-for-sale assets and other	**279**	229	22.1
	228	258	(11.5)
Other income	**175**	226	(22.3)
	404	484	(16.5)
Total	**1,675**	1,892	(11.5)
Fee and commission income/Total income (%)	**20.8**	26.2	(5.4)% points
Non-interest income/Total income (%)	**31.9**	38.8	(6.9)% points

Non-interest income decreased 11.5% over 2007 to $1,675 million for 2008. The decrease was mainly due to lower fee and commission income from fund management and investment-related activities.

Operating Expenses

	2008 $ million	2007 $ million	+/(-) %
Staff costs	**1,082**	1,046	3.5
Other operating expenses			
Revenue-related	**472**	508	(7.0)
Occupancy-related	**200**	170	17.8
IT-related	**162**	160	1.5
Other	**133**	135	(0.9)
	968	972	(0.5)
Total	**2,050**	2,018	1.6
Of which:			
Total IT costs [1]	**285**	272	4.8
Total IT costs/Total operating expenses (%)	**13.9**	13.5	0.4% point
Expense/Income ratio (%)	**39.0**	41.4	(2.4)% points

[1] *Comprise IT staff costs and other IT-related expenses.*

Total operating expenses increased 1.6% over 2007 to $2,050 million for 2008. Staff costs increased 3.5% to $1,082 million mainly due to higher headcount to support business expansion. Other operating expenses decreased 0.5% to $968 million mainly due to lower expenses on business promotion, partly offset by higher occupancy-related expenses. Expense-to-income ratio improved 2.4% points to 39.0% due to higher income growth.

Impairment Charges

	2008 $ million	2007 $ million	+/(-) %
Individual impairment on loans			
Singapore	**42**	15	174.2
Malaysia	**78**	46	67.9
Thailand	**46**	87	(47.1)
Indonesia	**7**	(8)	NM
Greater China [1]	**40**	3	NM
Other	**112**	13	788.7
	324	155	108.8
Individual impairment on securities and other assets	**195**	145	34.6
Collective impairment	**288**	-	NM
Total	**807**	300	169.1

[1] *Comprise China, Hong Kong S.A.R. and Taiwan.*

Impairment charges rose 169.1% over 2007 to $807 million for 2008. The increase was mainly due to collective impairment of $288 million provided in the light of the global economic uncertainty, as well as on the expanded loan base. The increase was also due to higher individual impairment on loans and debt securities, reflecting the difficult economic conditions.

Customer Loans

	2008 $ million	2007 $ million
Gross customer loans	**102,033**	94,583
Less: Individual impairment	**800**	645
Collective Impairment	**1,393**	1,270
Net customer loans	**99,840**	92,669
By industry		
Transport, storage and communication	**5,800**	5,312
Building and construction	**12,694**	11,024
Manufacturing	**10,573**	9,840
Financial institutions	**16,451**	16,277
General commerce	**13,005**	12,825
Professionals and private individuals	**12,754**	11,222
Housing loans	**24,114**	22,598
Other	**6,641**	5,487
Total (gross)	**102,033**	94,583
By currency		
Singapore dollar	**56,075**	50,361
US dollar	**15,888**	14,146
Malaysian ringgit	**11,419**	10,821
Thai baht	**6,436**	6,967
Indonesian rupiah	**2,408**	2,332
Other	**9,807**	9,956
Total (gross)	**102,033**	94,583
By maturity		
Within 1 year	**40,341**	38,499
Over 1 year but within 3 years	**19,527**	13,764
Over 3 years but within 5 years	**12,090**	14,324
Over 5 years	**30,075**	27,996
Total (gross)	**102,033**	94,583

Net customer loans grew 7.7% over 31 December 2007 across all industries to $99.8 billion as at 31 December 2008.

Customer Deposits

	2008 $ million	2007 $ million
By product group		
Fixed deposits	**74,266**	70,424
Savings deposits	**24,365**	19,044
Current accounts	**18,312**	15,369
Other	**1,229**	2,131
Total	**118,171**	106,967
By maturity		
Within 1 year	**114,439**	103,247
Over 1 year but within 3 years	**2,344**	1,558
Over 3 years but within 5 years	**871**	1,707
Over 5 years	**516**	456
Total	**118,171**	106,967
Loans/Deposits ratio (%)	**84.5**	86.6

Customer deposits rose 10.5% over 31 December 2007 to $118.2 billion as at 31 December 2008, largely from savings deposits.

Shareholders' Equity

	2008 $ million	2007 $ million
Shareholders' equity	**15,573**	17,329
Add: Revaluation surplus	**2,989**	3,263
Shareholders' equity including revaluation surplus	**18,562**	20,592

Shareholders' equity decreased 10.1% over 31 December 2007 to $15.6 billion as at 31 December 2008. The decrease was due to revaluation loss on available-for-sale assets, partly offset by the issuance of S$1.32 billion Class E non-cumulative non-convertible preference shares.

As at 31 December 2008, revaluation surplus of $3.0 billion on the Group's properties was not recognised in the financial statements.

Non-Performing Assets

	2008 $ million	2007 $ million
Non-performing assets ("NPA")		
Loans ("NPL")	**2,062**	1,713
Debt securities	**243**	2
Total	**2,305**	1,715
By grading		
Substandard	**1,397**	1,106
Doubtful	**268**	76
Loss	**640**	533
Total	**2,305**	1,715
By security coverage		
Secured	**1,054**	1,001
Unsecured	**1,251**	714
Total	**2,305**	1,715
By ageing [1]		
Current	**501**	203
Within 90 days	**417**	216
Over 90 to 180 days	**344**	202
Over 180 days	**1,043**	1,094
Total	**2,305**	1,715
Cumulative impairment		
Individual	**1,008**	647
Collective	**1,540**	1,270
Total	**2,548**	1,917
Ratios (%)		
NPA ratio [2]	**1.2**	1.0
Cumulative impairment as % of NPA	**110.5**	111.8
NPL ratio [3]	**2.0**	1.8
Cumulative impairment as % of NPL [4]	**106.4**	111.8
Cumulative impairment as % of gross customer loans [4]	**2.1**	2.0
Collective impairment as % of gross customer loans net of individual impairment [4]	**1.4**	1.4

1 *Where payment of interest or principal of an account is overdue, all outstanding balances of that account are deemed non-current and aged accordingly.*

2 *Refer to non-performing assets (excluding contingent assets) as a percentage of total assets.*

3 *Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.*

4 *Debt securities and contingent assets are excluded from the computation.*

Group financial review

Non-Performing Assets (continued)

	NPA $ million	Cumulative impairment $ million	NPL ratio %	Secured NPL as % of respective NPL %	Cumulative impairment as % of respective NPL %
NPA by region					
Singapore					
2008	**808**	**1,230**	**1.1**	**51.1**	**140.3**
2007	630	728	1.1	60.2	115.6
Malaysia					
2008	**547**	**374**	**4.5**	**57.4**	**68.4**
2007	495	368	4.2	61.8	74.3
Thailand					
2008	**530**	**433**	**5.4**	**43.0**	**81.8**
2007	436	348	6.5	45.6	79.8
Indonesia					
2008	**72**	**90**	**2.0**	**73.6**	**125.0**
2007	73	103	2.0	74.0	141.1
Greater China					
2008	**97**	**106**	**2.2**	**52.6**	**109.3**
2007	18	66	0.6	94.4	366.7
Other					
2008	**251**	**315**	**2.3**	**43.0**	**125.5**
2007	63	304	0.6	73.0	482.5
Group					
2008	**2,305**	**2,548**	**2.0**	**51.1**	**106.4**
2007	1,715	1,917	1.8	58.4	111.8

	2008		2007	
	NPA $ million	Individual impairment $ million	NPA $ million	Individual impairment $ million
NPA by industry				
Transport, storage and communication	**18**	**14**	20	12
Building and construction	**152**	**52**	145	46
Manufacturing	**539**	**263**	418	206
Financial institutions	**533**	**301**	181	35
General commerce	**411**	**191**	347	171
Professionals and private individuals	**269**	**98**	272	111
Housing loans	**286**	**32**	263	35
Other	**97**	**57**	69	31
Total	**2,305**	**1,008**	1,715	647

Group NPA of $2,305 million as at 31 December 2008 constituted 1.2% (31 December 2007: 1.0%) of total assets.

Group NPL ratio increased to 2.0% from 1.8% as at 31 December 2007, reflecting the difficult global economic conditions.

Performance By Business Segment

	PFS $ million	IFS $ million	GMIM $ million	Other $ million	Total $ million
2008					
Operating income	**1,853**	**2,097**	**1,200**	**100**	**5,250**
Operating expenses	**(931)**	**(689)**	**(348)**	**(3)**	**(1,971)**
Amortisation/impairment charges					
Intangible assets	**(3)**	**(8)**	**-**	**-**	**(11)**
Loans and other assets	**(49)**	**(369)**	**(157)**	**(232)**	**(807)**
Segment profit	**870**	**1,031**	**695**	**(135)**	**2,461**
Unallocated corporate expenses					**(79)**
Share of profit of associates					**103**
Profit before tax					**2,485**
2007					
Operating income	1,714	2,041	1,128	(11)	4,872
Operating expenses	(835)	(626)	(416)	(72)	(1,949)
Amortisation/impairment charges					
Intangible assets	(4)	(7)	–	–	(11)
Loans and other assets	(59)	(64)	(65)	(112)	(300)
Segment profit	816	1,344	647	(195)	2,612
Unallocated corporate expenses					(69)
Share of profit of associates					207
Profit before tax					2,750

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Personal Financial Services ("PFS")

PFS's profit rose 6.6% over 2007 to $870 million in 2008. The increase was mainly from higher net interest income driven by loan growth, and lower impairment charges on loans. These were partly negated by higher revenue-related expenses in line with increased business activities.

Institutional Financial Services ("IFS")

IFS's profit reduced 23.3% over 2007 to $1,031 million in 2008. The decrease was mainly due to higher impairment charges on loans and lower gain from disposal of foreclosed securities. These were partly negated by higher net interest income and loan-related fee income on account of the strong loan growth from Singapore operations.

Global Markets and Investment Management ("GMIM")

GMIM's profit increased 7.4% over 2007 to $695 million in 2008. The increase was mainly attributed to higher income from money market activities and higher realised gain on investment securities. These were partially negated by mark-to-market losses on trading portfolio due to the global financial crisis, as well as lower contribution from asset management activities.

Other

Other's loss reduced 30.8% over 2007 to $135 million in 2008. The lower loss was mainly due to higher realised gain on investment securities and higher rental income on properties. These were partly offset by higher collective impairment provided in the light of the global economic uncertainty, as well as on the expanded loan base.

Group financial review

Performance By Geographical Segment[1]

	Total operating income		Profit before tax		Total assets	
	2008 $ million	2007 $ million	2008 $ million	2007 $ million	2008 $ million	2007 $ million
Singapore	**3,380**	2,980	**1,907**	1,963	**120,064**	111,305
Malaysia	**548**	568	**235**	296	**17,354**	15,771
Thailand	**459**	443	**77**	16	**8,902**	9,740
Indonesia	**286**	258	**107**	134	**4,082**	3,943
Greater China	**158**	154	**5**[2]	54	**8,597**	7,644
Other	**419**	469	**165**	298	**19,731**	22,282
	5,250	4,872	**2,496**	2,761	**178,730**	170,685
Intangible assets	**-**	–	**(11)**	(11)	**4,211**	4,265
	5,250	4,872	**2,485**	2,750	**182,941**	174,950

[1] *Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.*

[2] *Excluding the revaluation loss on the US dollar capital injected in United Overseas Bank (China) Limited, the pre-tax profit for Greater China would be $46 million for 2008. The US dollar capital was funded by borrowing of the same currency and amount in Singapore.*

Singapore and the regional countries accounted for 76.4% and 16.8% of the Group's pre-tax profit in 2008 respectively.

Capital Adequacy Ratios

	2008 $ million	2007 $ million
Tier 1 capital		
Share capital	**1,896**	2,014
Preference shares	**2,149**	832
Disclosed reserves/other	**13,251**	13,894
Capital deductions		
Intangible assets	**(4,223)**	(4,279)
Other	**(617)**	–
	12,456	12,461
Upper Tier 2 capital		
Cumulative collective impairment/other	**478**	1,511
Subordinated notes	**5,259**	5,196
Capital deductions	**(617)**	–
	5,120	6,707
Capital deductions	**–**	(1,086)
Total capital	**17,576**	18,082
Risk-weighted assets ("RWA")		
Credit risk	**98,900**	119,992
Market risk	**7,061**	4,780
Operational risk	**8,751**	–
	114,712	124,772
Capital adequacy ratios ("CAR")		
Tier 1	**10.9%**	10.0%
Total	**15.3%**	14.5%

The Group adopted Basel II framework for its CAR computation in accordance with the revised MAS Notice 637 with effect from January 2008. Risk-weighted assets are subject to capital floor for the first two years of Basel II implementation.

Group Tier 1 CAR and total CAR as at 31 December 2008 were 4.9% points and 5.3% points above the minimum 6% and 10% required by the MAS respectively.

Group financial review

Capital Adequacy Ratios (continued)

	2008	
	RWA $ million	Capital requirement $ million
Credit RWA and capital requirement		
Internal ratings-based approach		
Corporate	52,557	5,256
Sovereign and bank	4,594	460
Retail	5,378	538
Equity	7,733	773
Asset securitisation	114	11
	70,376	7,038
Standardised approach		
Corporate	9,186	919
Sovereign and bank	882	88
Retail	5,787	579
Fixed assets	2,505	250
Other exposures	10,164	1,016
	28,524	2,852
Total	98,900	9,890

Capital adequacy ratios of major banking subsidiaries [1]

	2008	
	Tier 1 CAR %	Total CAR %
United Overseas Bank (Malaysia) Bhd	10.2	12.0
United Overseas Bank (Thai) Public Company Limited	17.0	18.5
United Overseas Bank (China) Limited	29.5	30.7
PT Bank UOB Indonesia	24.1	25.4
PT Bank UOB Buana Tbk.	22.5	24.9

[1] *Computed on a solo basis based on the capital adequacy framework of the respective countries.*

and its subsidiaries

31 December [illegible]

Financial statements

Contents

Directors' report

for the financial year ended 31 December 2008

The directors are pleased to present their report to the members together with the audited financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") for the financial year ended 31 December 2008.

Directors

The directors of the Bank in office at the date of this report are:

Wee Cho Yaw *(Chairman)*
Wee Ee Cheong *(Deputy Chairman and Chief Executive Officer)*
Ngiam Tong Dow
Cham Tao Soon
Wong Meng Meng
Yeo Liat Kok Philip
Lim Pin
Lien Jown Leam Michael
Thein Reggie

Arrangements to enable directors to acquire shares or debentures

Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB 1999 Share Option Scheme, UOB Restricted Share Plan and UOB Share Appreciation Rights Plan as set out in this report.

Directors' interests in shares or debentures

(a) The following directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Singapore Companies Act, an interest in shares of the Bank or related corporations as stated below:

	Direct interest		Deemed interest	
	At 31.12.2008	**At 1.1.2008**	**At 31.12.2008**	**At 1.1.2008**
The Bank				
Ordinary shares				
Wee Cho Yaw	**16,390,248**	16,390,248	**247,208,142**	247,008,142
Wee Ee Cheong	**2,865,357**	2,794,899	**146,064,793**	146,135,251
Ngiam Tong Dow	**–**	–	**8,600**	8,600
Cham Tao Soon	**–**	–	**9,775**	9,775
Class E non-cumulative non-convertible preference shares				
Wee Cho Yaw	**155,900**	–	**–**	–
Wee Ee Cheong	**20,000**	–	**–**	–
Ngiam Tong Dow	**2,000**	–	**2,000**	–
Cham Tao Soon	**–**	–	**1,000**	–
Lim Pin	**2,500**	–	**–**	–
Yeo Liat Kok Philip	**–**	–	**1,000**	–
Thein Reggie	**1,000**	–	**–**	–
United Overseas Insurance Limited				
Ordinary shares				
Wee Cho Yaw	**38,100**	38,100	**–**	–

(b) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2009 (being the 21st day after the end of the financial year).

Directors' contractual benefits
Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Bank has received or become entitled to receive a benefit by reason of a contract made by the Bank or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest, except that certain directors received remuneration from related corporations in their capacity as directors and/or executives of those corporations.

Directors' remuneration
Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2008 are as follows:

	Chairman's fee %	Directors' fees %	Salary %	Bonus %	Benefits-in-kind and other %	Total %
$5,500,000 to $5,749,999						
Wee Ee Cheong	–	3.0	15.9	79.1	2.0	100.0
$2,750,000 to $2,999,999						
Wee Cho Yaw [1]	87.1	12.3	–	–	0.6	100.0
Below $250,000						
Ngiam Tong Dow	–	100.0	–	–	–	100.0
Cham Tao Soon	–	100.0	–	–	–	100.0
Wong Meng Meng	–	100.0	–	–	–	100.0
Yeo Liat Kok Philip	–	100.0	–	–	–	100.0
Tan Kok Quan (Retired on 30 April 2008)	–	100.0	–	–	–	100.0
Lim Pin	–	100.0	–	–	–	100.0
Lien Jown Leam Michael	–	100.0	–	–	–	100.0
Thein Reggie (Appointed on 28 January 2008)	–	100.0	–	–	–	100.0

[1] *In view of the invaluable guidance which Chairman Wee had provided to Management during the year, the Remuneration Committee has proposed that Chairman Wee be paid an additional fee of $2.5 million for the financial year ended 31 December 2008. The proposed fee is subject to shareholders' approval at the Annual General Meeting to be held on 29 April 2009.*

Share-based compensation plans
The share-based compensation plans, which are administered by the Remuneration Committee, comprise the UOB 1999 Share Option Scheme, UOB Restricted Share Plan and UOB Share Appreciation Rights Plan. Details of these plans are found below and in Note 36 to the financial statements.

(a) **UOB 1999 Share Option Scheme (the "Scheme")**
The Scheme was adopted by the shareholders of the Bank at an Extraordinary General Meeting held on 6 October 1999. Under the Scheme, options may be granted to selected employees of the Bank and its subsidiaries, and to directors and controlling shareholders, subject to certain conditions. The options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the participant or the take-over or winding up of the Bank. Further details of the Scheme are set out in the circular to shareholders dated 10 September 1999.

Since the commencement of the Scheme, no participant received 5% or more of the total options available under the Scheme and no option was granted to controlling shareholders (or their associates). During the financial year, no option was granted to employees or directors of the Bank as the Scheme was being phased out.

As at the balance sheet date, no options granted to the directors of the Bank since the commencement of the Scheme remained outstanding.

Directors' report

for the financial year ended 31 December 2008

Share-based compensation plans (continued)

(b) **UOB Restricted Share Plan and UOB Share Appreciation Rights Plan (the "Plans")**

Following a review of the remuneration strategy across the Group, the Bank implemented the Plans on 28 September 2007, with a view to aligning the interests of participants with that of shareholders and the Group by fostering a culture of ownership and to enhancing the competitiveness of the Group's remuneration for selected employees.

Employees with a minimum of one-year service may be selected to participate in the Plans based on factors such as market-competitive practices, job level, individual performance, leadership skills and potential. Generally granted on an annual basis, the Remuneration Committee will determine the number of Restricted Shares ("RS") and Share Appreciation Rights ("SAR") to be granted, the vesting period and the conditions for vesting.

RS represent UOB shares that are restricted by time and performance conditions as to when they vest. Upon vesting, participants will receive UOB shares represented by the RS.

SAR are rights, which upon exercise, confer the right to receive such number of UOB shares (or by exception, cash) equivalent to the difference between the prevailing market value and the grant value of the underlying UOB shares comprised in the SAR, divided by the prevailing market value of a UOB share. The grant value is determined with reference to the average of the closing prices of UOB shares over the three days preceding the grant date. Upon vesting of SAR, participants have up to six years from the date of grant to exercise their rights.

Subject to the achievement of pre-determined return on equity ("ROE") targets as shown below, 25% of the RS and SAR will vest after two years and the remainder after three years from the date of grant.

Percentage of ROE target achieved	Percentage of award to be vested
≥ 95%	100%
≥ 90%	80%
≥ 85%	60%
≥ 80%	50%
< 80%	At the discretion of the Remuneration Committee

Participants who leave the Group before vesting of the RS and SAR will forfeit their rights unless otherwise decided by the Remuneration Committee.

The Plans shall be in force for a period of ten years or such other period as the Remuneration Committee may determine. The Plans only allow the delivery of UOB ordinary shares held in treasury by the Bank.

Audit Committee
The Audit Committee comprises three members, all of whom are non-executive independent directors. The members of the Audit Committee at the date of this report are as follows:

Cham Tao Soon *(Chairman)*
Yeo Liat Kok Philip
Thein Reggie

The Audit Committee has reviewed the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and interested person transactions. The reviews were made with the internal and external auditors, the Chief Financial Officer and/or other senior management staff, as appropriate.

The Audit Committee has considered the financial, business and professional relationships between the external auditors and the Bank. It is of the view that the relationships are not incompatible with maintaining the independence of the external auditors.

Auditors
The Audit Committee has nominated Ernst & Young LLP for re-appointment as auditors of the Bank and Ernst & Young LLP have expressed their willingness to be re-appointed.

On behalf of the Board of Directors,

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman & Chief Executive Officer

Singapore
27 February 2009

Statement by directors

for the financial year ended 31 December 2008

We, Wee Cho Yaw and Wee Ee Cheong, being two of the directors of United Overseas Bank Limited, do hereby state that, in the opinion of the directors:

(a) the accompanying balance sheets, profit and loss accounts, statements of changes in equity and consolidated cash flow statement together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2008, the results of the business and changes in equity of the Bank and the Group and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors,

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman & Chief Executive Officer

Singapore
27 February 2009

Independent auditors' report

for the financial year ended 31 December 2008

To the members of United Overseas Bank Limited

We have audited the accompanying financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") set out on pages 88 to 150, which comprise the balance sheets of the Bank and the Group as at 31 December 2008, the profit and loss accounts and the statements of changes in equity of the Bank and the Group, and the cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards ("FRS"). This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the financial statements of the Bank and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Act and FRS, including the modification of the requirements of FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by MAS Notice 612 Credit Files, Grading and Provisioning, so as to give a true and fair view of the state of affairs of the Bank and the Group as at 31 December 2008, the results of the Bank and of the Group, the changes in equity of the Bank and the changes in equity and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG LLP
Public Accountants and Certified Public Accountants

Singapore
27 February 2009

Profit and loss accounts

for the financial year ended 31 December 2008

		The Group		The Bank	
	Note	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Interest income	3	**6,855,353**	7,370,626	**5,073,275**	5,661,253
Less: Interest expense	4	**3,279,739**	4,390,279	**2,635,400**	3,707,424
Net interest income		**3,575,614**	2,980,347	**2,437,875**	1,953,829
Dividend income		**64,384**	53,500	**1,129,887**	526,230
Fee and commission income	5	**1,094,614**	1,277,753	**659,522**	642,882
Rental income		**111,802**	76,750	**85,288**	53,330
Other operating income	6	**403,933**	483,960	**248,698**	333,338
Non-interest income		**1,674,733**	1,891,963	**2,123,395**	1,555,780
Total operating income		**5,250,347**	4,872,310	**4,561,270**	3,509,609
Less: Staff costs	7	**1,082,255**	1,045,904	**602,787**	594,683
Other operating expenses	8	**967,793**	972,499	**612,625**	593,342
Total operating expenses		**2,050,048**	2,018,403	**1,215,412**	1,188,025
Operating profit before amortisation/ impairment charges		**3,200,299**	2,853,907	**3,345,858**	2,321,584
Less: Amortisation/impairment charges					
Intangible assets	30	**10,676**	11,216	**–**	–
Loans and other assets	9	**807,372**	299,983	**561,493**	147,062
Operating profit after amortisation/ impairment charges		**2,382,251**	2,542,708	**2,784,365**	2,174,522
Share of profit of associates		**102,602**	207,346	**–**	–
Profit before tax		**2,484,853**	2,750,054	**2,784,365**	2,174,522
Less: Tax	10	**520,532**	573,340	**367,809**	403,321
Profit for the financial year		**1,964,321**	2,176,714	**2,416,556**	1,771,201
Attributable to:					
Equity holders of the Bank		**1,936,823**	2,109,476	**2,416,556**	1,771,201
Minority interests		**27,498**	67,238	**–**	–
		1,964,321	2,176,714	**2,416,556**	1,771,201
Earnings per share ($)	11				
Basic		**1.25**	1.36		
Diluted		**1.24**	1.36		

The accounting policies and explanatory notes form an integral part of the financial statements.

Balance sheets

as at 31 December 2008

		The Group		The Bank	
	Note	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Equity					
Share capital	12	**4,044,635**	2,845,309	**3,213,085**	2,013,759
Retained earnings	13	**5,724,455**	5,119,136	**5,030,928**	3,892,995
Other reserves	14	**5,803,793**	9,364,269	**5,632,450**	8,080,118
Equity attributable to equity holders of the Bank		**15,572,883**	17,328,714	**13,876,463**	13,986,872
Minority interests		**146,264**	397,612	**–**	–
Total equity		**15,719,147**	17,726,326	**13,876,463**	13,986,872
Liabilities					
Deposits and balances of:					
Banks		**28,451,524**	32,091,236	**27,129,411**	30,142,216
Non-bank customers	16	**118,171,468**	106,967,480	**93,600,960**	84,312,083
Subsidiaries		**–**	–	**3,722,225**	4,047,355
Bills and drafts payable		**1,548,197**	1,823,639	**103,695**	372,164
Derivative financial liabilities	32	**8,541,820**	5,163,279	**8,097,157**	4,966,890
Other liabilities	17	**3,638,402**	3,752,842	**1,179,983**	1,423,182
Tax payable		**610,838**	623,898	**542,631**	539,627
Deferred tax liabilities	18	**13,448**	135,293	**2,356**	82,816
Debts issued	19	**6,245,991**	6,666,298	**6,658,170**	6,665,036
Total liabilities		**167,221,688**	157,223,965	**141,036,588**	132,551,369
Total equity and liabilities		**182,940,835**	174,950,291	**154,913,051**	146,538,241
Assets					
Cash, balances and placements with central banks		**20,289,865**	17,666,802	**14,822,882**	14,975,690
Singapore Government treasury bills and securities		**7,301,586**	8,806,080	**7,231,712**	8,723,580
Other government treasury bills and securities		**2,341,120**	3,481,563	**1,251,388**	1,878,118
Trading securities	20	**139,222**	409,866	**123,773**	110,251
Placements and balances with banks	21	**14,006,015**	12,942,867	**12,217,659**	10,956,298
Loans to non-bank customers	22	**99,840,413**	92,668,609	**76,667,748**	71,993,863
Placements with and advances to subsidiaries		**–**	–	**2,865,731**	645,575
Derivative financial assets	32	**8,845,732**	5,068,467	**8,496,977**	4,962,030
Assets pledged	23	**2,999,564**	2,646,814	**2,999,564**	2,646,814
Investment securities	24	**15,531,705**	19,362,071	**14,587,164**	18,150,748
Other assets	25	**3,892,365**	4,213,808	**2,275,834**	2,710,235
Investment in associates	26	**1,095,926**	1,261,375	**372,201**	373,093
Investment in subsidiaries	27	**–**	–	**5,292,700**	3,858,977
Properties and other fixed assets	29	**2,093,713**	2,080,698	**2,229,749**	1,356,747
Deferred tax assets	18	**352,701**	76,396	**296,150**	14,403
Intangible assets	30	**4,210,908**	4,264,875	**3,181,819**	3,181,819
Total assets		**182,940,835**	174,950,291	**154,913,051**	146,538,241
Off-balance sheet items					
Contingent liabilities	31	**11,999,975**	13,082,452	**9,702,648**	11,089,019
Financial derivatives	32	**368,299,193**	388,058,206	**351,102,927**	377,778,800
Commitments	34	**45,231,942**	48,358,535	**36,761,272**	39,871,782

The accounting policies and explanatory notes form an integral part of the financial statements.

Statements of changes in equity

for the financial year ended 31 December 2008

	The Group					
	Attributable to equity holders of the Bank					
	Share capital $'000	Retained earnings $'000	Other reserves $'000	Total $'000	Minority interests $'000	Total equity $'000
2008						
Balance at 1 January	**2,845,309**	**5,119,136**	**9,364,269**	**17,328,714**	**397,612**	**17,726,326**
Currency translation adjustments	**–**	**–**	**(411,718)**	**(411,718)**	**(43,231)**	**(454,949)**
Change in available-for-sale reserve						
Net change in fair value	**–**	**–**	**(2,985,768)**	**(2,985,768)**	**(12,809)**	**(2,998,577)**
Transfer to profit and loss account on disposal/impairment	**–**	**–**	**53,860**	**53,860**	**98**	**53,958**
Change in share of associates' reserves	**–**	**–**	**(188,020)**	**(188,020)**	**–**	**(188,020)**
Total losses recognised directly in equity	**–**	**–**	**(3,531,646)**	**(3,531,646)**	**(55,942)**	**(3,587,588)**
Profit for the financial year	**–**	**1,936,823**	**–**	**1,936,823**	**27,498**	**1,964,321**
Total gains/(losses) recognised for the financial year	**–**	**1,936,823**	**(3,531,646)**	**(1,594,823)**	**(28,444)**	**(1,623,267)**
Transfers	**–**	**(312,145)**	**312,145**	**–**	**–**	**–**
Change in minority interests	**–**	**–**	**–**	**–**	**(188,460)**	**(188,460)**
Difference in consideration paid and minority interests acquired	**–**	**–**	**(355,791)**	**(355,791)**	**–**	**(355,791)**
Dividends	**–**	**(1,019,359)**	**–**	**(1,019,359)**	**(34,444)**	**(1,053,803)**
Share buyback – held in treasury	**(120,256)**	**–**	**–**	**(120,256)**	**–**	**(120,256)**
Share-based compensation	**–**	**–**	**14,816**	**14,816**	**–**	**14,816**
Issue of shares under share option scheme	**2,171**	**–**	**–**	**2,171**	**–**	**2,171**
Issue of Class E preference shares	**1,317,411**	**–**	**–**	**1,317,411**	**–**	**1,317,411**
Balance at 31 December	**4,044,635**	**5,724,455**	**5,803,793**	**15,572,883**	**146,264**	**15,719,147**
2007						
Balance at 1 January	3,078,882	4,450,116	9,261,636	16,790,634	385,307	17,175,941
Currency translation adjustments	–	–	(26,317)	(26,317)	(24,386)	(50,703)
Change in available-for-sale reserve						
Net change in fair value	–	–	9,581	9,581	(384)	9,197
Transfer to profit and loss account on disposal/impairment	–	–	(145,579)	(145,579)	(337)	(145,916)
Change in share of associates' reserves	–	–	48,031	48,031	–	48,031
Total losses recognised directly in equity	–	–	(114,284)	(114,284)	(25,107)	(139,391)
Profit for the financial year	–	2,109,476	–	2,109,476	67,238	2,176,714
Total gains/(losses) recognised for the financial year	–	2,109,476	(114,284)	1,995,192	42,131	2,037,323
Transfers	–	(213,493)	213,493	–	–	–
Change in minority interests	–	–	–	–	20,117	20,117
Dividends	–	(1,226,963)	–	(1,226,963)	(49,943)	(1,276,906)
Share buyback – held in treasury	(240,007)	–	–	(240,007)	–	(240,007)
Share-based compensation	–	–	3,424	3,424	–	3,424
Issue of shares under share option scheme	6,434	–	–	6,434	–	6,434
Balance at 31 December	2,845,309	5,119,136	9,364,269	17,328,714	397,612	17,726,326
Note	12	13	14			

The accounting policies and explanatory notes form an integral part of the financial statements.

	The Bank			
	Share capital $'000	Retained earnings $'000	Other reserves $'000	Total equity $'000
2008				
Balance at 1 January	**2,013,759**	**3,892,995**	**8,080,118**	**13,986,872**
Currency translation adjustments	**–**	**–**	**(26,821)**	**(26,821)**
Change in available-for-sale reserve				
Net change in fair value	**–**	**–**	**(2,862,859)**	**(2,862,859)**
Transfer to profit and loss account on disposal/impairment	**–**	**–**	**127,196**	**127,196**
Total losses recognised directly in equity	**–**	**–**	**(2,762,484)**	**(2,762,484)**
Profit for the financial year	**–**	**2,416,556**	**–**	**2,416,556**
Total gains/(losses) recognised for the financial year	**–**	**2,416,556**	**(2,762,484)**	**(345,928)**
Transfers	**–**	**(300,000)**	**300,000**	**–**
Dividends	**–**	**(978,623)**	**–**	**(978,623)**
Share buyback – held in treasury	**(120,256)**	**–**	**–**	**(120,256)**
Share-based compensation	**–**	**–**	**14,816**	**14,816**
Issue of shares under share option scheme	**2,171**	**–**	**–**	**2,171**
Issue of Class E preference shares	**1,317,411**	**–**	**–**	**1,317,411**
Balance at 31 December	**3,213,085**	**5,030,928**	**5,632,450**	**13,876,463**
2007				
Balance at 1 January	2,247,332	3,558,848	8,001,274	13,807,454
Currency translation adjustments	–	–	(3,113)	(3,113)
Change in available-for-sale reserve				
Net change in fair value	–	–	(30,609)	(30,609)
Transfer to profit and loss account on disposal/impairment	–	–	(142,615)	(142,615)
Total losses recognised directly in equity	–	–	(176,337)	(176,337)
Profit for the financial year	–	1,771,201	–	1,771,201
Total gains/(losses) recognised for the financial year	–	1,771,201	(176,337)	1,594,864
Transfers	–	(251,757)	251,757	–
Dividends	–	(1,185,297)	–	(1,185,297)
Share buyback – held in treasury	(240,007)	–	–	(240,007)
Share-based compensation	–	–	3,424	3,424
Issue of shares under share option scheme	6,434	–	–	6,434
Balance at 31 December	2,013,759	3,892,995	8,080,118	13,986,872
Note	12	13	14	

The accounting policies and explanatory notes form an integral part of the financial statements.

Consolidated cash flow statement

for the financial year ended 31 December 2008

	2008 $'000	2007 $'000
Cash flows from operating activities		
Operating profit before amortisation and impairment charges	**3,200,299**	2,853,907
Adjustments for:		
Depreciation of assets	**133,976**	140,599
Net gain on disposal of assets	**(163,305)**	(215,882)
Share-based compensation	**14,816**	3,424
Operating profit before working capital changes	**3,185,786**	2,782,048
Increase/(decrease) in working capital		
Deposits	**7,564,275**	10,058,453
Bills and drafts payable	**(275,442)**	1,435,377
Other liabilities	**3,263,401**	1,550,514
Trading securities	**270,644**	73,634
Placements and balances with banks	**(10,962)**	9,324,410
Loans to non-bank customers	**(7,636,697)**	(15,949,140)
Other assets	**(3,848,695)**	(1,259,274)
Cash generated from operations	**2,512,310**	8,016,022
Income tax paid	**(915,046)**	(566,514)
Net cash provided by operating activities	**1,597,264**	7,449,508
Cash flows from investing activities		
Net cash flow on disposal/(acquisition) of:		
Investment securities and associates	**669,832**	(1,812,705)
Properties and other fixed assets	**(129,624)**	(347,685)
Change in minority interests	**(188,460)**	20,117
Dividends received from associates	**59,295**	143,809
Net cash provided by/(used in) investing activities	**411,043**	(1,996,464)
Cash flows from financing activities		
Proceeds from issue of ordinary shares	**2,171**	6,434
Net proceeds from issue of Class E preference shares	**1,317,411**	–
Net (decrease)/increase in debts issued	**(420,307)**	70,234
Share buyback	**(120,256)**	(240,007)
Dividends paid on ordinary shares	**(978,623)**	(1,185,297)
Dividends paid on preference shares	**(40,686)**	(43,582)
Dividends paid to minority interests	**(34,444)**	(49,943)
Net cash used in financing activities	**(274,734)**	(1,442,161)
Currency translation adjustments	**(416,439)**	(19,762)
Net increase in cash and cash equivalents	**1,317,134**	3,991,121
Cash and cash equivalents at beginning of the financial year	**30,282,792**	26,291,671
Cash and cash equivalents at end of the financial year (Note 35)	**31,599,926**	30,282,792

The accounting policies and explanatory notes form an integral part of the financial statements.

Notes to the financial statements

for the financial year ended 31 December 2008

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. Corporate information

United Overseas Bank Limited (the "Bank") is a limited liability company incorporated in Singapore. The registered office of the Bank is at 80 Raffles Place, UOB Plaza, Singapore 048624.

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore ("MAS"). The principal activities of its major subsidiaries are set out in Note 27b to the financial statements. There has been no significant change in the nature of these activities during the financial year.

2. Summary of significant accounting policies

(a) Basis of preparation

The financial statements of the Bank and its subsidiaries (the "Group") have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Companies Act, Cap. 50, with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in MAS Notice 612 Credit Files, Grading and Provisioning.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial instruments at fair value through profit and loss and all financial derivatives. In addition, the carrying amount of assets and liabilities that are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks.

The financial statements are presented in Singapore dollars and to the nearest thousand unless otherwise indicated.

(b) Changes in accounting policies

The Group adopted the following FRS and Interpretations to FRS ("INT FRS") during the financial year:

- INT FRS111 Group and Treasury Share Transactions (effective 1 January 2008)
- Amendments to FRS39 Financial Instruments: Recognition and Measurement and FRS107 Financial Instruments: Disclosures (effective 1 July 2008)

The adoption of the FRS and INT FRS has no significant impact on the financial statements of the Group.

Other than the above changes, the accounting policies applied by the Group in the financial year were consistent with those adopted in the previous financial year.

Future changes in accounting policies

The following FRS and INT FRS that are in issue will apply to the Group for accounting period beginning 1 January 2009:

- FRS1 Presentation of Financial Statements (revised)
- FRS23 Borrowing Costs
- FRS102 Share-based Compensations: Vesting Conditions and Cancellations (amendment)
- FRS108 Operating Segments
- INT FRS113 Customer Loyalty Programmes

These pronouncements are not expected to have a significant impact on the financials of the Group when adopted.

(c) Subsidiaries

Subsidiaries are entities over which the Group has the power to govern their financial and operating policies. The Group generally has such power when it directly or indirectly holds more than 50% of the issued share capital, or controls more than 50% of the voting power or the composition of the board of directors, of the entities.

Notes to the financial statements

for the financial year ended 31 December 2008

2. Summary of significant accounting policies (continued)

(c) **Subsidiaries** (continued)

Subsidiaries are consolidated from the date the Group obtains control until the date such control ceases. Acquisition of subsidiaries is accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest. Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Goodwill is accounted for in accordance with Note 2j(i). Inter-company transactions and balances are eliminated. Adjustments are made to align the accounting policies of the subsidiaries to those of the Group.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that does not belong to the equity holders of the Bank. They are disclosed as separate items in the consolidated financial statements.

In the Bank's separate financial statements, investment in subsidiaries is stated at cost less provision for impairment, if any, determined on an individual basis.

(d) **Associates and joint ventures**

Associates are entities, not being subsidiaries or joint ventures, in which the Group has significant influence. This generally coincides with the Group having between 20% and 50% of the voting power or representation on the board of directors. Joint ventures are entities whereby the Group and its joint venture partners enter into a contractual arrangement to undertake an economic activity which is jointly controlled and none of the parties involved unilaterally has control over the entities.

The Group's investment in associates and joint ventures is accounted for using the equity method from the date the Group obtains significant influence or joint control over the entities until the date such significant influence or joint control ceases. Adjustments are made to align the accounting policies of the associates and joint ventures to those of the Group.

Under the equity method, the Group's investment in associates and joint ventures is carried in the balance sheet at cost (including goodwill on acquisition), plus post-acquisition changes in the Group's share of net assets of the associate and joint venture, less provision for impairment, if any, determined on an individual basis. The Group's share of results of the associates and joint ventures is recognised in the consolidated profit and loss account. Where the share of losses of an associate or joint venture exceeds the Group's interest in the associate or joint venture, such excess is not recognised in the consolidated profit and loss account.

In the Bank's separate financial statements, investment in associates and joint ventures is stated at cost less provision for impairment, if any, determined on an individual basis.

(e) **Foreign currencies**

(i) Foreign currency transactions

On initial recognition, transactions in foreign currencies are recorded in the respective functional currencies of the Bank and its subsidiaries at the exchange rate ruling at the transaction date. Subsequent to initial recognition, monetary assets and monetary liabilities denominated in foreign currencies are translated at the closing rate of exchange ruling at the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at balance sheet date are recognised in the profit and loss account. Exchange differences arising from monetary items that form part of the net investment in foreign operations, or on foreign currency borrowings that provide a hedge against a net investment in a foreign operation, are recognised initially in the foreign currency translation reserve in the consolidated balance sheet, and subsequently in the consolidated profit and loss account on disposal of the foreign operation.

2. Summary of significant accounting policies (continued)

(e) Foreign currencies (continued)

(ii) Foreign operations

Revenue and expenses of foreign operations are translated into Singapore dollars at the weighted average exchange rate for the financial year which approximates the exchange rate at the transaction date. Foreign operations' assets and liabilities are translated at the closing rate of exchange ruling at the balance sheet date. All resultant exchange differences are recognised in the foreign currency translation reserve, and are taken to the profit and loss account upon disposal of the foreign operations.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are recorded in the functional currency of the foreign operations and translated at the closing rate of exchange at the balance sheet date. For acquisitions prior to 1 January 2005, goodwill and fair value adjustments were recorded in Singapore dollars at the rate of exchange prevailing at the date of acquisition.

(f) Financial assets and financial liabilities

(i) Classification

Financial assets and financial liabilities are classified as follows:

At fair value through profit and loss

Financial instruments are classified as held for trading if they are acquired for short-term profit taking. Financial derivatives are classified as held for trading unless they are designated as hedging instruments.

Financial instruments are designated as fair value through profit and loss if they meet the following criteria:

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities on a different basis;
- the assets and liabilities are managed on a fair value basis in accordance with a documented risk management or investment strategy; or
- the financial instrument contains an embedded derivative, except where such derivative does not significantly modify the cash flows of the instrument.

Held-to-maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the intention and ability to hold the assets till maturity.

Loans and receivables

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Available-for-sale

Non-derivative financial assets that are not classified into any of the preceding categories and are available for sale are classified in this category.

Non-trading liabilities

Non-derivative financial liabilities that are not held for active trading or designated as fair value through profit and loss are classified as non-trading liabilities.

Notes to the financial statements

for the financial year ended 31 December 2008

2. Summary of significant accounting policies (continued)

(f) Financial assets and financial liabilities (continued)

(ii) Measurement

Initial measurement

Financial instruments are initially recognised at their fair value plus transaction costs directly attributable to the acquisition or issuance of the instruments. For financial instruments classified as fair value through profit and loss, transaction costs are expensed off.

Subsequent measurement

Financial instruments classified as held for trading and designated as fair value through profit and loss are measured at fair value with fair value changes recognised in the profit and loss account.

Available-for-sale assets are measured at fair value with fair value changes taken to the fair value reserve, and subsequently to the profit and loss account upon disposal or impairment of the assets.

All other financial instruments are measured at amortised cost using the effective interest method.

Interest earned/incurred and dividend received/receivable on all non-derivative financial instruments are recognised as interest income/expense and dividend income accordingly.

Fair value determination

Fair values of financial assets and financial liabilities with active markets are determined based on the market bid and ask prices respectively at the balance sheet date. For financial instruments with no active markets, fair values are established using valuation techniques such as making reference to recent transactions or other comparable financial instruments, discounted cash flow method and option pricing models.

(iii) Recognition and derecognition

Financial instruments are recognised when the Group becomes a party to the contractual provision of the instruments. All regular way purchases and sales of financial assets that require delivery within the period generally established by regulation or market convention are recognised on the settlement date.

Financial instruments are derecognised when the risks and rewards associated with the instruments are substantially transferred, cancelled or expired. On derecognition, the difference between the carrying amount of the instruments and the consideration received/paid, less the cumulative gain or loss that has been recognised in the equity are taken to the profit and loss account.

(iv) Impairment

Individual impairment

Financial assets, other than those measured at fair value through profit and loss account are subject to impairment review at each balance sheet date. Impairment loss is recognised when there is objective evidence such as significant financial difficulty of the issuer/obligor, significant or prolonged decline in market prices and adverse economic indicators that the recoverable amount of an asset is below its carrying amount.

Financial assets that are individually significant are assessed individually. Those not individually significant are grouped together based on similar credit risks and assessed as a portfolio.

For financial assets carried at amortised costs, impairment loss is determined as the difference between the assets' carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The loss is recognised in the profit and loss account.

For available-for-sale assets, impairment loss is determined as the difference between the assets' cost and the current fair value, less any impairment loss previously recognised in the profit and loss account. The loss is transferred from the fair value reserve to the profit and loss account. For available-for-sale equity instruments, subsequent recovery of the impairment loss is written back to the fair value reserve.

Financial assets are written off when all avenues of recovery have been exhausted.

Collective impairment

Collective impairment is made for estimated losses inherent in but not currently identifiable to the individual financial assets. The provision is made based on management's experience and judgement and taking into account country and portfolio risks. A minimum of 1% of credit exposure net of collaterals and individual impairment is maintained by the Group in accordance with the transitional provision set out in MAS Notice 612.

2. Summary of significant accounting policies (continued)

(g) Financial derivatives

Financial derivatives with positive and negative fair values are presented as assets and liabilities in the balance sheet respectively. Derivatives embedded in other financial instruments are accounted for separately as derivatives if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not carried at fair value through profit and loss.

(h) Hedge accounting

(i) Fair value hedge

Fair value changes of the hedging instrument are recognised in the profit and loss account. Fair value changes of the hedged item attributable to the hedged risk are taken to the profit and loss account with corresponding adjustment made to the carrying amount of the hedged item. The adjustment is amortised over the expected life of the hedged item when the hedge is terminated or no longer meet the hedge accounting criteria.

(ii) Hedge of net investment in a foreign operation

Fair value changes of the hedging instrument relating to the effective portion of the hedge are taken to the foreign currency translation reserve while those relating to the ineffective portion are recognised in the profit and loss account. The amount taken to the reserve is transferred to the profit and loss account upon disposal of the foreign operation.

(i) Properties and other fixed assets

Properties and other fixed assets are stated at cost less accumulated depreciation and provision for impairment.

Properties held for rental income and/or capital appreciation are classified as investment properties while those for office use are classified as owner-occupied properties.

Computer software is recognised as intangible assets if it is identifiable, probable of generating future economic benefits and its availability/accessibility is controlled by the Group.

Freehold land and leasehold land exceeding 99 years tenure are not depreciated. Other leasehold land is depreciated on a straight-line basis over the period of the lease. Buildings are depreciated on a straight-line basis over 50 years or the lease period, whichever is shorter. Other fixed assets are depreciated on a straight-line basis over five or ten years.

The residual value, useful life and depreciation method of properties and other fixed assets are reviewed annually. Their carrying amounts are reviewed for impairment when events or changes in circumstances indicate that the amounts may not be recoverable.

(j) Intangible assets

(i) Goodwill

Goodwill in a business combination represents the excess of acquisition cost over net fair value of identifiable assets acquired and liabilities and contingent liabilities assumed. Where the net fair value exceeds the acquisition cost, the difference, being negative goodwill, is taken to the profit and loss account. After initial recognition, goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill is reviewed for impairment annually or more frequently if the circumstances indicate that its carrying amount may be impaired. At the date of acquisition, goodwill is allocated to the cash-generating units ("CGU") expected to benefit from the synergies of the business combination. The Group's CGU correspond with the business segments reported in Note 38a. Where the recoverable amount of a CGU is below its carrying amount, the impairment loss is recognised in the profit and loss account.

(ii) Other intangible assets

Other intangible assets acquired are measured at cost on initial recognition. Subsequent to initial recognition, intangible assets are measured at costs less accumulated amortisation and accumulated impairment losses, if any.

For intangible assets with finite useful lives, they are amortised on a straight-line basis over the estimated useful lives and assessed for impairment whenever there is an indication of impairment. The amortisation charges are recognised in the profit and loss account. The useful life and amortisation method are reviewed annually.

Intangible assets with indefinite useful lives are not amortised but reviewed for impairment annually or more frequently if the circumstances indicate that the carrying amount may be impaired.

Notes to the financial statements

for the financial year ended 31 December 2008

2. Summary of significant accounting policies (continued)

(k) Tax

(i) Current tax

Current tax is measured at the amount expected to be recovered from or paid to the tax authorities. The tax rate and tax law applied are those that are enacted or substantively enacted by the balance sheet date.

(ii) Deferred tax

Deferred tax is provided using the liability method on all significant temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred tax is measured at the tax rate that is expected to apply to the year when the assets are realised or the liabilities are settled, based on the tax rate and tax law that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

Deferred tax is not provided for goodwill, initial recognition of assets and liabilities that does not affect accounting tax, taxable profit or tax loss, and on investment in subsidiaries, associates and joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are offset against deferred tax liabilities if a legally enforceable right to set off current tax assets against current tax liabilities exists and the deferred taxes relate to the same taxable entity and tax authority.

Deferred tax relating to items recognised directly in equity is taken to equity.

(l) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation where as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation can be made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(m) Revenue recognition

Interest income is recognised on a time proportion basis using the effective interest method.

Dividend income is recognised when the right to receive it is established.

Fee and commission income is recognised when services are rendered. Where the fee charged is in lieu of interest, such fee is amortised over the same period as the related interest income is recognised.

Rental income is recognised on a time proportion basis.

(n) Employee compensation/benefits

Base pay, cash bonuses, allowances, commissions and defined contributions under regulations are recognised in the profit and loss account when incurred.

Leave entitlements are recognised when they accrue to employees. Provision for leave entitlements is made based on contractual terms with adjustment for expected attrition.

Cost of share-based compensation is expensed to the profit and loss account over the vesting period with corresponding increase in the equity reserve. The estimated number of grants to be ultimately vested and its financial impact are reviewed on the balance sheet date and adjustments made accordingly to reflect changes in the non-market conditions.

(o) Dividend payment

Dividends are accounted for as an appropriation of retained earnings. Interim dividends on ordinary shares and dividends on preference shares are recorded when declared payable while final dividends on ordinary shares are recognised upon approval of equity holders.

2. Summary of significant accounting policies (continued)

(p) Repurchase and reverse repurchase agreements

Repurchase agreements ("Repo") are treated as collateralised borrowing and the amounts borrowed are reported as liabilities under deposits and balances of banks and non-bank customers accordingly. The assets sold under Repo are classified as assets pledged in the balance sheet.

Reverse Repo are treated as collateralised lending and the amounts lent are reported as assets under placements and balances with banks and loans to non-bank customers accordingly.

The difference between the amounts received and paid under Repo and reverse Repo are accounted for as interest expense and interest income respectively.

(q) Treasury shares

Ordinary shares reacquired are classified as treasury shares and presented as a deduction from ordinary share capital. No gain or loss is recognised in the profit and loss account on the purchase, sale, issue or cancellation of treasury shares.

(r) Significant accounting estimates and judgements

The preparation of the financial statements requires certain estimates, assumptions and judgements to be made such as fair value determination for unquoted financial instruments, provision for impairment of assets, impairment review of goodwill, tax computation and provision for litigation claims. These estimates, assumptions and judgements would affect the financials disclosed and they are being assessed on an on-going basis based on past experience and future expectation that are believed to be reasonable in the circumstances.

3. Interest income

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Loans to non-bank customers	**4,703,636**	4,616,437	**3,144,703**	3,238,194
Placements and balances with banks	**1,049,843**	1,525,781	**926,277**	1,307,757
Government treasury bills and securities	**303,403**	374,174	**242,928**	328,884
Trading and investment securities	**798,471**	854,234	**759,367**	786,418
	6,855,353	7,370,626	**5,073,275**	5,661,253
Of which, interest income on:				
Impaired financial assets	**13,652**	18,861	**13,632**	18,822
Financial assets at fair value through profit and loss	**120,614**	243,003	**103,874**	170,469

4. Interest expense

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Deposits of non-bank customers	**1,949,048**	2,549,172	**1,309,520**	1,879,546
Deposits and balances of banks and debts issued	**1,330,691**	1,841,107	**1,325,880**	1,827,878
	3,279,739	4,390,279	**2,635,400**	3,707,424
Of which, interest expense on financial liabilities at fair value through profit and loss	**57,433**	29,711	**56,711**	29,711

Notes to the financial statements
for the financial year ended 31 December 2008

5. Fee and commission income

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Credit card	**184,914**	172,000	**127,590**	121,320
Fund management	**164,061**	358,364	**1,644**	5,387
Futures broking	**34,871**	33,712	**–**	–
Investment-related	**117,286**	208,745	**97,319**	153,974
Loan-related	**256,039**	202,435	**210,088**	166,093
Service charges	**81,563**	80,757	**50,976**	52,920
Trade-related	**201,218**	187,482	**133,084**	121,449
Other	**54,662**	34,258	**38,821**	21,739
	1,094,614	1,277,753	**659,522**	642,882
Of which, fee and commission on financial assets and financial liabilities at fair value through profit and loss	**79**	532	**79**	532

6. Other operating income

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Net gain/(loss) from:				
Trading activities	**18,197**	123,196	**31,759**	93,028
Non-trading activities				
Financial instruments measured at fair value to profit and loss	**(68,930)**	(93,832)	**(66,230)**	(110,354)
Available-for-sale assets and other	**279,208**	228,740	**184,187**	177,992
Disposal of:				
Investment properties	**10,368**	11,672	**10,368**	10,708
Fixed and other assets	**21,684**	6,979	**(375)**	(335)
Other	**143,406**	207,205	**88,989**	162,299
	403,933	483,960	**248,698**	333,338

7. Staff costs

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Salaries, bonus and allowances	**900,771**	889,951	**494,384**	502,071
Employer's contribution to defined contribution plans	**72,862**	66,686	**45,913**	41,341
Share-based compensation	**14,816**	3,424	**11,731**	2,648
Other	**93,806**	85,843	**50,759**	48,623
	1,082,255	1,045,904	**602,787**	594,683
Of which, directors' remuneration	**13,849**	18,706	**5,523**	9,085

8. Other operating expenses

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Revenue-related	**472,362**	507,820	**233,218**	252,614
Occupancy-related	**199,992**	169,768	**147,451**	120,027
IT-related	**161,979**	160,272	**162,712**	152,832
Other	**133,460**	134,639	**69,244**	67,869
	967,793	972,499	**612,625**	593,342
Of which:				
Chairman/directors' fees	**4,710**	4,153	**3,420**	2,921
Depreciation of assets	**133,976**	140,599	**81,472**	85,738
Auditors' remuneration	**4,057**	3,868	**1,735**	2,068
Non-audit fees paid/payable to auditors	**554**	451	**527**	432
Expenses on investment properties	**35,393**	29,947	**27,400**	18,609

9. Impairment charges on loans and other assets

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Individual impairment on:				
Loans	**323,922**	155,116	**167,981**	103,815
Investment securities	**135,122**	63,252	**133,040**	78,619
Other	**59,921**	81,615	**35,393**	474
Collective impairment	**288,407**	–	**225,079**	(35,846)
	807,372	299,983	**561,493**	147,062
Included in the impairment charges are the following:				
Bad debts written off	**16,192**	57,801	**13,381**	130,334
Bad debts recovery	**(90,794)**	(98,140)	**(40,489)**	(39,527)

10. Tax

Tax charge to the profit and loss accounts comprises the following:

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
On profit of the financial year				
Current tax	**508,577**	557,778	**362,488**	416,269
Deferred tax	**5,738**	(21,993)	**16,131**	(13,206)
	514,315	535,785	**378,619**	403,063
(Over)/underprovision of prior year tax				
Current tax	**(11,792)**	1,707	**(10,033)**	(978)
Deferred tax	**231**	(44)	**(840)**	1,235
Effect of change in tax rate	**1,083**	1,050	**63**	1
Share of tax of associates	**16,695**	34,842	**–**	–
	520,532	573,340	**367,809**	403,321

Notes to the financial statements

for the financial year ended 31 December 2008

10. Tax (continued)

Tax charge on profit for the financial year differs from the theoretical amount computed using Singapore corporate tax rate due to the following factors:

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Operating profit after amortisation and impairment charges	**2,382,251**	2,542,708	**2,784,365**	2,174,522
Prima facie tax calculated at tax rate of 18%	**428,805**	457,687	**501,186**	391,414
Effect of:				
Losses deductible/(income taxed) at concessionary rates	**(1,637)**	(26,079)	**635**	(23,969)
Different tax rates in other countries	**89,983**	139,068	**29,803**	47,340
Losses of foreign operations not offset against taxable income of Singapore operations	**11,323**	3,107	**11,323**	97
Income not subject to tax	**(82,257)**	(111,853)	**(199,109)**	(48,388)
Expenses not deductible for tax	**72,482**	78,819	**34,781**	38,567
Deferred tax benefit on tax losses	**(4,384)**	(4,964)	**–**	(1,998)
Tax expense on profit of the financial year	**514,315**	535,785	**378,619**	403,063

The Singapore corporate tax rate has reduced from 18% to 17% with effect from the year of assessment 2010.

11. Earnings per share

Basic and diluted earnings per share ("EPS") are determined as follows:

	The Group	
	2008	**2007**
Profit attributable to equity holders of the Bank ($'000)	**1,936,823**	2,109,476
Less: Dividends on preference shares ($'000)	**60,460**	41,666
Adjusted profit ($'000)	**1,876,363**	2,067,810
Weighted average number of ordinary shares ('000)		
In issue	**1,505,834**	1,519,506
Adjustment for potential ordinary shares under share-based compensation plans	**2,309**	1,219
Diluted	**1,508,143**	1,520,725
EPS ($)		
Basic	**1.25**	1.36
Diluted	**1.24**	1.36

12. Share capital

(a)

	2008		2007	
	Number of shares '000	**Amount $'000**	**Number of shares '000**	**Amount $'000**
Ordinary shares				
Balance at 1 January	**1,523,760**	**2,253,766**	1,523,276	2,247,332
Issue of shares under share option scheme (Note 36a)	**171**	**2,171**	484	6,434
Balance at 31 December	**1,523,931**	**2,255,937**	1,523,760	2,253,766
Treasury shares				
Balance at 1 January	**(11,597)**	**(240,007)**	–	–
Share buyback – held in treasury	**(6,723)**	**(120,256)**	(11,597)	(240,007)
Balance at 31 December	**(18,320)**	**(360,263)**	(11,597)	(240,007)
Ordinary share capital	**1,505,611**	**1,895,674**	1,512,163	2,013,759
Class E non-cumulative non-convertible preference shares issued on 15 September 2008	**13,200**	**1,317,411**	–	–
Share capital of the Bank	**1,518,811**	**3,213,085**	1,512,163	2,013,759
Non-cumulative non-convertible guaranteed SPV-A preference shares at 1 January and 31 December	**5**	**831,550**	5	831,550
Share capital of the Group	**1,518,816**	**4,044,635**	1,512,168	2,845,309
Ordinary shares held by associates of the Group	**17,332**		17,632	

(b) The non-cumulative non-convertible guaranteed SPV-A preference shares of US$0.01 each with liquidation preference of US$100,000 per share were issued on 13 December 2005 by the Bank via its wholly-owned subsidiary, UOB Cayman I Limited. The entire proceeds were used by the subsidiary to subscribe for the US$0.5 billion subordinated note (Note 19b(v)) issued by the Bank.

The shares are perpetual securities with no maturity date. They are redeemable in whole but not in part, (a) at the discretion of the subsidiary for cash on any dividend payment date on or after 15 March 2016 or (b) at the discretion of the Bank, for cash or for one Class A preference share per SPV-A preference share in the event of certain changes in the tax laws of Singapore or the Cayman Islands, or on any day after 13 December 2010 on the occurrence of certain special events. The SPV-A preference shares will be automatically redeemed upon the occurrence of certain specific events.

The shares are guaranteed by the Bank on a subordinated basis in respect of dividends and redemption payments. In the event any dividend or guaranteed payment with respect to the shares is not paid in full, the Bank and its subsidiaries (other than those carrying on banking business) that have outstanding preference shares or other similar obligations that constitute Tier 1 capital of the Group on an unconsolidated basis are estopped from declaring and paying any dividend or other distributions in respect of their ordinary shares or any other security or obligation of the Group ranking *pari passu* with or junior to the subordinated guarantee.

Dividends on the shares are payable at the sole discretion of the Bank semi-annually at an annual rate of 5.796% of the liquidation preference from 15 March 2006 to and including 15 March 2016. After 15 March 2016, dividends are payable quarterly at a floating rate per annum equal to the three-month LIBOR plus 1.745%.

Notes to the financial statements

for the financial year ended 31 December 2008

12. Share capital (continued)

(c) As at 31 December 2008 and 2007, the Bank has the following unissued non-cumulative non-convertible preference shares:

	Number of shares '000	Liquidation preference per share '000
Class A	20	US$100
Class B	200	S$10
Class C	40	EUR50

In relation to the issue of the SPV-A preference shares (Note 12b), 5,000 Class A preference shares have been provisionally allotted to the holders of the SPV-A preference shares on a one-for-one basis.

(d) The Class E non-cumulative non-convertible preference shares with liquidation preference of S$100 per share were issued by the Bank on 15 September 2008. The shares are perpetual securities with no fixed maturity. Subject to the approval of MAS, they may be redeemed at the option of the Bank, in whole but not in part, for cash, (a) on 15 September 2013, 15 September 2018 or on each dividend payment date thereafter, or (b) in the event of certain changes in the tax laws of Singapore, or (c) on the occurrence of certain events.

Dividend is payable semi-annually on 15 March and 15 September of each year at a fixed annual rate of 5.05% of the liquidation preference, subject to declaration by the Board of Directors. In the event any dividend on the Class E preference shares is not paid, the Bank shall not pay, and shall not permit any of its subsidiaries, other than a banking subsidiary, to pay any dividend on or repurchase any of its securities that rank *pari passu* or junior to the Class E preference shares.

(e) During the financial year, the Bank purchased 6,723,000 (2007: 11,597,000) UOB ordinary shares in the open market at an average price of $17.89 (2007: $20.70) per share, amounting to total cash consideration of $120,256,000 (2007: $240,007,000). These shares were held in treasury.

(f) During the financial year, the Bank issued 171,000 (2007: 484,000) ordinary shares to option holders who exercised their rights. All newly issued shares rank *pari passu* in all respects with the previously issued shares.

13. Retained earnings

(a)

	The Group		The Bank	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Balance at 1 January	**5,119,136**	4,450,116	**3,892,995**	3,558,848
Profit for the financial year attributable to equity holders of the Bank	**1,936,823**	2,109,476	**2,416,556**	1,771,201
Transfer to other reserves	**(312,145)**	(213,493)	**(300,000)**	(251,757)
Dividends				
Ordinary shares				
Final dividend of 45 cents one-tier tax-exempt (2007: 50 cents net of tax at 18%) per share paid in respect of prior financial year	**(677,501)**	(624,710)	**(677,501)**	(624,710)
Special final dividend of 10 cents per share net of tax at 18% paid in respect of prior financial year	**–**	(124,942)	**–**	(124,942)
Interim dividend of 20 cents one-tier tax-exempt (2007: 20 cents net of tax at 18%) per share paid in respect of the financial year	**(301,122)**	(248,940)	**(301,122)**	(248,940)
Special interim dividend of 15 cents per share net of tax at 18% paid in respect of the financial year	**–**	(186,705)	**–**	(186,705)
Semi-annual dividends at 5.796% per annum on non-cumulative non-convertible guaranteed SPV-A preference shares	**(40,736)**	(41,666)	**–**	–
	(1,019,359)	(1,226,963)	**(978,623)**	(1,185,297)
Balance at 31 December	**5,724,455**	5,119,136	**5,030,928**	3,892,995

13. Retained earnings (continued)

(b) The retained earnings are distributable reserves except for an amount of $448,641,000 (2007: $421,876,000), being the Group's share of revenue reserves of associates which is distributable only upon realisation by way of dividend from or disposal of investment in the associates.

(c) In respect of the financial year ended 31 December 2008, the directors have proposed a final one-tier tax-exempt dividend of 40 cents per ordinary share amounting to $602,244,000. The proposed dividend will be accounted for in Year 2009 financials upon approval of the equity holders of the Bank.

14. Other reserves

(a)

	The Group								
	Fair value reserve $'000	Foreign currency translation reserve $'000	Share-based compensation reserve $'000	Merger reserve $'000	Statutory reserve $'000	General reserve $'000	Share of reserves of associates $'000	Other $'000	Total $'000
2008									
Balance at 1 January	**458,951**	**(168,816)**	**5,564**	**3,266,744**	**3,131,609**	**2,209,292**	**309,660**	**151,265**	**9,364,269**
Currency translation adjustments	**4,721**	**(416,439)**	**–**	**–**	**–**	**–**	**–**	**–**	**(411,718)**
Available-for-sale reserve									
Net change in fair value	**(2,985,768)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(2,985,768)**
Transfer to profit and loss account on disposal/impairment	**53,860**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**53,860**
Change in share of associates' reserves	**–**	**–**	**–**	**–**	**–**	**–**	**(188,020)**	**–**	**(188,020)**
Difference in consideration paid and minority interests acquired [1]	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(355,791)**	**(355,791)**
Transfer from/(to) retained earnings	**–**	**–**	**–**	**–**	**9,262**	**302,923**	**–**	**(40)**	**312,145**
Share-based compensation	**–**	**–**	**14,816**	**–**	**–**	**–**	**–**	**–**	**14,816**
Balance at 31 December	**(2,468,236)**	**(585,255)**	**20,380**	**3,266,744**	**3,140,871**	**2,512,215**	**121,640**	**(204,566)**	**5,803,793**
2007									
Balance at 1 January	601,504	(149,054)	2,140	3,314,987	3,130,136	1,906,167	256,765	198,991	9,261,636
Currency translation adjustments	(6,555)	(19,762)	–	–	–	–	–	–	(26,317)
Available-for-sale reserve									
Net change in fair value	9,581	–	–	–	–	–	–	–	9,581
Transfer to profit and loss account on disposal/impairment	(145,579)	–	–	–	–	–	–	–	(145,579)
Change in share of associates' reserves	–	–	–	–	–	–	48,031	–	48,031
Transfer from/(to) retained earnings	–	–	–	(48,243)	1,473	303,125	4,864	(47,726)	213,493
Share-based compensation	–	–	3,424	–	–	–	–	–	3,424
Balance at 31 December	458,951	(168,816)	5,564	3,266,744	3,131,609	2,209,292	309,660	151,265	9,364,269

[1] *Pertained to the acquisition of additional interests in PT Bank UOB Buana Tbk.*

Notes to the financial statements

for the financial year ended 31 December 2008

14. Other reserves (continued)

(a) (continued)

	The Bank						
	Fair value reserve $'000	Foreign currency translation reserve $'000	Share-based compensation reserve $'000	Merger reserve $'000	Statutory reserve $'000	General reserve $'000	Total $'000
2008							
Balance at 1 January	**355,410**	**(31,021)**	**5,564**	**3,266,744**	**2,752,922**	**1,730,499**	**8,080,118**
Currency translation adjustments	**3,868**	**(30,689)**	**–**	**–**	**–**	**–**	**(26,821)**
Available-for-sale reserve							
Net change in fair value	**(2,862,859)**	**–**	**–**	**–**	**–**	**–**	**(2,862,859)**
Transfer to profit and loss account on disposal/impairment	**127,196**	**–**	**–**	**–**	**–**	**–**	**127,196**
Transfer from retained earnings	**–**	**–**	**–**	**–**	**–**	**300,000**	**300,000**
Share-based compensation	**–**	**–**	**14,816**	**–**	**–**	**–**	**14,816**
Balance at 31 December	**(2,376,385)**	**(61,710)**	**20,380**	**3,266,744**	**2,752,922**	**2,030,499**	**5,632,450**
2007							
Balance at 1 January	528,537	(27,811)	2,140	3,314,987	2,752,922	1,430,499	8,001,274
Currency translation adjustments	97	(3,210)	–	–	–	–	(3,113)
Available-for-sale reserve							
Net change in fair value	(30,609)	–	–	–	–	–	(30,609)
Transfer to profit and loss account on disposal/impairment	(142,615)	–	–	–	–	–	(142,615)
Transfer from/(to) retained earnings	–	–	–	(48,243)	–	300,000	251,757
Share-based compensation	–	–	3,424	–	–	–	3,424
Balance at 31 December	355,410	(31,021)	5,564	3,266,744	2,752,922	1,730,499	8,080,118

(b) Fair value reserve contains cumulative fair value changes of outstanding available-for-sale assets.

(c) Foreign currency translation reserve represents differences arising from the use of year end exchange rates versus historical rates in translating the net assets of foreign operations.

(d) Share-based compensation reserve reflects the Bank's and the Group's commitments under the share-based compensation plans.

(e) Merger reserve represents the premium on shares issued in connection with the acquisition of Overseas Union Bank Limited ("OUB"). On receipt of dividends paid out of OUB Group's pre-acquisition profits, an amount equal to the dividends received is transferred from the reserve to retained earnings.

(f) Statutory reserves are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non-distributable unless otherwise approved by the relevant authorities.

Under the Banking (Reserve Fund) (Transitional Provision) Regulations 2007 which came into effect on 11 June 2007, banks in Singapore may distribute or utilise their statutory reserves provided that the amount distributed or utilised for each financial year does not exceed 20% of the reserves as at 30 March 2007.

(g) A certain amount of retained earnings is transferred to general reserve in each financial year. The general reserve has not been earmarked for any specific purpose.

14. Other reserves (continued)

(h) Share of reserve of associates comprises the Group's share of associates' post-acquisition revenue reserves at 1 January 1998 and other reserves, adjusted for goodwill arising from acquisition of associates prior to 1 January 2001. These reserves are non-distributable until they are realised by way of dividend from or disposal of investment in the associates. In the year of realisation, revaluation reserves previously brought into the Group without going through the consolidated profit and loss account are recognised in the consolidated profit and loss account. In all other cases, they are transferred to other reserves as appropriate.

The Group's share of profit of associates is included in the retained earnings with effect from 1 January 1998.

(i) Other reserves include amounts transferred from retained earnings pertaining to gains on sale of investments by certain subsidiaries in accordance with their memorandums and articles of association, bonus shares issued by subsidiaries, as well as the difference between consideration paid and interest acquired from minority interests of a subsidiary.

15. Classification of financial assets and financial liabilities

(a)

	The Group					
	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Held-to-maturity $'000	Total $'000
2008						
Cash, balances and placements with central banks	146,055	–	1,082,775	19,061,035	–	20,289,865
Singapore Government treasury bills and securities	143,800	–	7,157,786	–	–	7,301,586
Other government treasury bills and securities	745,615	30,835	1,564,670	–	–	2,341,120
Trading securities	139,222	–	–	–	–	139,222
Placements and balances with banks	123,671	–	2,621,150	11,261,194	–	14,006,015
Loans to non-bank customers	–	107,255	9,690	99,723,468	–	99,840,413
Derivative financial assets	8,845,732	–	–	–	–	8,845,732
Assets pledged	91,678	–	2,907,886	–	–	2,999,564
Investment securities						
Debt	–	1,412,404	10,966,954	886,573	45,246	13,311,177
Equity	–	–	2,220,528	–	–	2,220,528
Other assets	–	–	19,198	3,331,108	–	3,350,306
Total financial assets	10,235,773	1,550,494	28,550,637	134,263,378	45,246	174,645,528
Non-financial assets						8,295,307
Total assets						182,940,835
Deposits and balances of banks, non-bank customers and subsidiaries	558,149	961,898	–	145,102,945	–	146,622,992
Bills and drafts payable	–	–	–	1,548,197	–	1,548,197
Derivative financial liabilities	8,541,820	–	–	–	–	8,541,820
Other liabilities	204,088	–	–	3,393,482	–	3,597,570
Debts issued	–	142,511	–	6,103,480	–	6,245,991
Total financial liabilities	9,304,057	1,104,409	–	156,148,104	–	166,556,570
Non-financial liabilities						665,118
Total liabilities						167,221,688

Notes to the financial statements

for the financial year ended 31 December 2008

15. Classification of financial assets and financial liabilities (continued)

(a) (continued)

	The Group					
	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Held-to-maturity $'000	Total $'000
2007						
Cash, balances and placements with central banks	154,492	–	1,363,251	16,149,059	–	17,666,802
Singapore Government treasury bills and securities	234,157	–	8,571,923	–	–	8,806,080
Other government treasury bills and securities	1,043,940	31,437	2,406,186	–	–	3,481,563
Trading securities	409,866	–	–	–	–	409,866
Placements and balances with banks	113,403	–	2,983,310	9,846,154	–	12,942,867
Loans to non-bank customers	–	38,994	5,997	92,623,618	–	92,668,609
Derivative financial assets	5,068,467	–	–	–	–	5,068,467
Assets pledged	321,162	–	2,325,652	–	–	2,646,814
Investment securities						
Debt	–	2,796,692	12,642,570	978,989	79,602	16,497,853
Equity	–	–	2,864,218	–	–	2,864,218
Other assets	–	–	56,150	3,455,302	–	3,511,452
Total financial assets	7,345,487	2,867,123	33,219,257	123,053,122	79,602	166,564,591
Non-financial assets						8,385,700
Total assets						174,950,291
Deposits and balances of banks, non-bank customers and subsidiaries	538,031	1,235,242	–	137,285,443	–	139,058,716
Bills and drafts payable	–	–	–	1,823,639	–	1,823,639
Derivative financial liabilities	5,163,279	–	–	–	–	5,163,279
Other liabilities	255,198	–	–	3,462,066	–	3,717,264
Debts issued	–	120,358	–	6,545,940	–	6,666,298
Total financial liabilities	5,956,508	1,355,600	–	149,117,088	–	156,429,196
Non-financial liabilities						794,769
Total liabilities						157,223,965

15. Classification of financial assets and financial liabilities (continued)

(a) (continued)

	The Bank				
	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Total $'000
2008					
Cash, balances and placements with central banks	45,566	–	659,436	14,117,880	14,822,882
Singapore Government treasury bills and securities	143,800	–	7,087,912	–	7,231,712
Other government treasury bills and securities	582,479	30,835	638,074	–	1,251,388
Trading securities	123,773	–	–	–	123,773
Placements and balances with banks	123,671	–	2,239,601	9,854,387	12,217,659
Loans to non-bank customers	–	107,255	9,690	76,550,803	76,667,748
Placements with and advances to subsidiaries	63,565	–	–	2,802,166	2,865,731
Derivative financial assets	8,496,977	–	–	–	8,496,977
Assets pledged	91,678	–	2,907,886	–	2,999,564
Investment securities					
Debt	–	1,412,404	10,258,581	886,573	12,557,558
Equity	–	–	2,029,606	–	2,029,606
Other assets	–	–	15,055	2,128,640	2,143,695
Total financial assets	9,671,509	1,550,494	25,845,841	106,340,449	143,408,293
Non-financial assets					11,504,758
Total assets					154,913,051
Deposits and balances of banks, non-bank customers and subsidiaries	559,078	961,898	–	122,931,620	124,452,596
Bills and drafts payable	–	–	–	103,695	103,695
Derivative financial liabilities	8,097,157	–	–	–	8,097,157
Other liabilities	186,521	–	–	984,667	1,171,188
Debts issued	–	142,511	–	6,515,659	6,658,170
Total financial liabilities	8,842,756	1,104,409	–	130,535,641	140,482,806
Non-financial liabilities					553,782
Total liabilities					141,036,588

Notes to the financial statements

for the financial year ended 31 December 2008

15. Classification of financial assets and financial liabilities (continued)

(a) (continued)

	The Bank				
	Held for trading $'000	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables/ amortised cost $'000	Total $'000
2007					
Cash, balances and placements with central banks	85,939	–	853,844	14,035,907	14,975,690
Singapore Government treasury bills and securities	225,748	–	8,497,832	–	8,723,580
Other government treasury bills and securities	244,483	31,437	1,602,198	–	1,878,118
Trading securities	110,251	–	–	–	110,251
Placements and balances with banks	89,686	–	1,989,391	8,877,221	10,956,298
Loans to non-bank customers	–	38,994	5,997	71,948,872	71,993,863
Placements with and advances to subsidiaries	–	–	–	645,575	645,575
Derivative financial assets	4,962,030	–	–	–	4,962,030
Assets pledged	321,162	–	2,325,652	–	2,646,814
Investment securities					
Debt	–	2,796,692	12,058,872	978,989	15,834,553
Equity	–	–	2,316,195	–	2,316,195
Other assets	–	–	50,642	2,480,790	2,531,432
Total financial assets	6,039,299	2,867,123	29,700,623	98,967,354	137,574,399
Non-financial assets					8,963,842
Total assets					146,538,241
Deposits and balances of banks, non-bank customers and subsidiaries	538,031	1,235,242	–	116,728,381	118,501,654
Bills and drafts payable	–	–	–	372,164	372,164
Derivative financial liabilities	4,966,890	–	–	–	4,966,890
Other liabilities	255,198	–	–	1,160,998	1,416,196
Debts issued	–	120,358	–	6,544,678	6,665,036
Total financial liabilities	5,760,119	1,355,600	–	124,806,221	131,921,940
Non-financial liabilities					629,429
Total liabilities					132,551,369

(b) Certain financial derivatives were designated as hedging instruments for fair value hedges as set out in Note 33a.

15. Classification of financial assets and financial liabilities (continued)

(c) For the financial instruments designated as fair value through profit and loss, the amounts receivable/payable at maturity are as follows:

	The Group and The Bank	
	2008 $'000	2007 $'000
Financial assets		
Other government treasury bills and securities	**28,724**	28,755
Loans to non-bank customers	**97,245**	36,007
Investment debt securities	**1,466,675**	2,869,261
	1,592,644	2,934,023
Financial liabilities		
Deposits and balances of banks, non-bank customers and subsidiaries	**964,391**	1,262,673
Debts issued	**146,385**	134,609
	1,110,776	1,397,282

(d) Included in the available-for-sale assets as at 31 December 2008 were investment equity securities of $554,336,000 (2007: $190,373,000) at the Bank and $586,420,000 (2007: $225,992,000) at the Group that were carried at cost as their fair values could not be reliably measured. These securities were acquired for long-term investment purpose.

(e) Fair values of the financial instruments carried at cost or amortised cost are assessed as follows:

- For cash, balances, placements and deposits of central banks, banks and subsidiaries, deposits of non-bank customers with short-term or no stated maturity, as well as interest and other short-term receivables and payables, fair values are expected to approximate the carrying amounts.
- For loans and deposits of non-bank customers, non-subordinated debts issued and investment debt securities, fair values are estimated based on independent broker quotes or using discounted cash flow method.
- For investment equity securities, fair values are estimated by reference to independent broker quotes or net asset backing of the investees.
- For subordinated notes issued, fair values are determined based on quoted market prices.

Except for the following items, fair value of the financial instruments carried at cost or amortised cost were assessed to be not materially different from their carrying amounts.

	The Group		The Bank	
	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
2008				
Investment securities	**886,573**	**797,903**	**886,573**	**797,903**
Debts issued	**6,103,480**	**5,259,962**	**6,515,659**	**5,670,635**
2007				
Investment securities	1,058,591	992,234	978,989	912,632
Debts issued	6,545,940	6,420,298	6,544,678	6,408,829

Notes to the financial statements

for the financial year ended 31 December 2008

16. Deposits and balances of non-bank customers

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Fixed deposits	**74,265,534**	70,424,222	**57,506,257**	55,670,076
Savings deposits	**24,364,808**	19,043,597	**20,405,646**	14,746,025
Current accounts	**18,312,325**	15,368,669	**14,996,701**	12,812,916
Other	**1,228,801**	2,130,992	**692,356**	1,083,066
	118,171,468	106,967,480	**93,600,960**	84,312,083

17. Other liabilities

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Accrued interest payable	**429,895**	595,168	**289,062**	457,244
Accrued operating expenses	**389,814**	472,240	**212,936**	227,981
Sundry creditors	**2,164,893**	2,221,979	**389,236**	509,002
Other	**653,800**	463,455	**288,749**	228,955
	3,638,402	3,752,842	**1,179,983**	1,423,182

18. Deferred tax

Deferred tax comprises the following:

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Deferred tax liabilities on:				
Unrealised gain on available-for-sale assets	**3,217**	131,860	**262**	94,465
Accelerated tax depreciation	**50,675**	44,067	**43,789**	34,469
Fair value of depreciable assets acquired in business combination	**51,005**	51,198	**37,774**	35,495
Other	**8,382**	13,105	**3,519**	10,476
	113,279	240,230	**85,344**	174,905
Amount offset against deferred tax assets	**(99,831)**	(104,937)	**(82,988)**	(92,089)
	13,448	135,293	**2,356**	82,816
Deferred tax assets on:				
Unrealised loss on available-for-sale assets	**288,012**	–	**288,012**	–
Non-tax deductible collective impairment	**121,140**	119,091	**75,748**	75,748
Other	**43,380**	62,242	**15,378**	30,744
	452,532	181,333	**379,138**	106,492
Amount offset against deferred tax liabilities	**(99,831)**	(104,937)	**(82,988)**	(92,089)
	352,701	76,396	**296,150**	14,403
Net deferred tax liabilities/(assets)	**(339,253)**	58,897	**(293,794)**	68,413

18. Deferred tax (continued)

Movements in the deferred tax during the financial year are as follows:

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Balance at 1 January	**58,897**	78,971	**68,413**	109,514
Effect of change in tax rate	**961**	(12,058)	**63**	(12,307)
Currency translation adjustments	**10,932**	(2,357)	**3,621**	529
Charge/(credit) to profit and loss account	**5,969**	(22,037)	**15,291**	(11,971)
Charge/(credit) to equity	**(416,012)**	16,378	**(381,182)**	(17,352)
Balance at 31 December	**(339,253)**	58,897	**(293,794)**	68,413

The Group has not recognised deferred tax asset in respect of tax losses of $216,490,000 (2007: $320,010,000) which can be carried forward to offset against future taxable income, subject to meeting certain statutory requirements of the relevant tax authorities. These tax losses have no expiry date except for an amount of $9,707,000 (2007: $51,071,000) which will expire between the years 2009 and 2028 (2007: 2008 and 2027).

19. Debts issued

(a)

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Subordinated notes				
S$1.3 billion 4.95% subordinated notes due 2016 callable with step-up in 2011	**1,300,000**	1,300,000	**1,300,000**	1,300,000
S$1 billion 4.100% subordinated notes due 2019 callable with step-up in 2014	**998,614**	998,370	**998,614**	998,370
US$1 billion 4.50% subordinated notes due 2013	**1,435,942**	1,437,434	**1,435,942**	1,437,434
US$1 billion 5.375% subordinated notes due 2019 callable with step-up in 2014	**1,435,623**	1,437,071	**1,435,623**	1,437,071
US$0.5 billion 5.796% subordinated note	**–**	–	**718,100**	718,875
IDR300 billion 13.25% subordinated bonds due 2014	**28,114**	45,552	**–**	–
Unamortised expenses relating to issue of subordinated notes	**(7,173)**	(8,877)	**(7,173)**	(8,877)
Total, at amortised cost	**5,191,120**	5,209,550	**5,881,106**	5,882,873
Fair value hedge adjustments	**403,184**	32,068	**403,184**	32,068
	5,594,304	5,241,618	**6,284,290**	5,914,941
Other debts issued				
Credit-linked notes, at amortised cost	**21,200**	–	**21,200**	–
Interest rate-linked notes, at amortised cost	**3,361**	74,733	**3,361**	74,733
Equity-linked notes				
At amortised cost	**286,140**	643,169	**202,379**	555,004
Designated as fair value through profit and loss	**142,511**	120,358	**142,511**	120,358
Other, at amortised cost	**198,475**	586,420	**4,429**	–
	651,687	1,424,680	**373,880**	750,095
Total debts issued	**6,245,991**	6,666,298	**6,658,170**	6,665,036

Notes to the financial statements
for the financial year ended 31 December 2008

19. Debts issued (continued)

(b) **Subordinated notes**

(i) The S$1.3 billion 4.95% subordinated notes were issued by the Bank at par on 30 August 2001 and mature on 30 September 2016. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 30 September 2011 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 4.95% per annum beginning 30 March 2002. From and including 30 September 2011, interest is payable semi-annually at a fixed rate per annum equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) as at 30 September 2011 plus 2.25%.

(ii) The S$1 billion 4.100% subordinated notes were issued by the Bank at 99.755% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 4.100% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a fixed rate per annum equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) plus 1.680%.

(iii) The US$1 billion 4.50% subordinated notes were issued by the Bank at 99.96% on 30 June 2003 and mature on 2 July 2013. The notes may be redeemed at par at the option of the Bank, in whole, on notice, in the event of certain changes in the tax laws of Singapore, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 4.50% per annum beginning 2 January 2004.

(iv) The US$1 billion 5.375% subordinated notes were issued by the Bank at 99.929% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 5.375% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a floating rate per annum equal to the six-month LIBOR plus 1.666%.

(v) The US$0.5 billion 5.796% subordinated note was issued by the Bank at par to UOB Cayman I Limited on 13 December 2005. It matures on 12 December 2055 which is subject to extension. The note may be redeemed, in whole but not in part, at the option of the Bank, on 15 March 2016 or any interest payment date thereafter, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 5.796% per annum beginning 15 March 2006. From and including 15 March 2016, interest is payable quarterly at a floating rate per annum equal to the three-month LIBOR plus 1.745%.

The S$ and US$ subordinated notes issued by the Bank are unsecured obligations with the US$0.5 billion subordinated note ranking junior to all other S$ and US$ subordinated notes. All other liabilities of the Bank outstanding at the balance sheet date rank senior to all the S$ and US$ subordinated notes. Except for the US$0.5 billion subordinated note, the S$ and US$ subordinated notes qualify for upper Tier 2 capital.

(vi) The IDR300 billion 13.25% subordinated bonds were issued by PT Bank UOB Buana Tbk. ("UOB Buana") on 14 July 2004 and mature on 14 July 2014. The bonds may be redeemed at par at the option of UOB Buana on the fifth anniversary from issuance date with the approval of Bank Indonesia. The bonds may also be purchased and held by UOB Buana for future trading after its first anniversary. Interest is payable quarterly at 13.25% per annum until its fifth anniversary and at 22.05% per annum from the sixth anniversary.

(c) **Other debts issued**

(i) The credit linked notes, with embedded credit default swaps, were issued at par with maturity ranging from 23 June 2010 to 17 October 2013. The notes will be redeemed at face value on the maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying assets or the market values of the underlying assets in cash term, depending on the terms and conditions of the contracts will be delivered to the holders of the notes.

(ii) The interest rate-linked notes, with embedded interest rate derivatives, were issued at par with remaining maturity on 15 August 2015. The periodic payouts and redemptions of the notes are linked to the interest rate indices.

(iii) The equity-linked notes, with embedded equity derivatives, were issued at par with maturity ranging from 2 January 2009 to 20 January 2015. The periodic payments and payouts of the notes at maturity are linked to the closing value of certain underlying equities or equity indices.

(iv) Other comprises mainly unsecured fixed-rate debt papers with maturity ranging from 2 January 2009 to 30 December 2009. Interest rates of the papers ranged from 2.00% to 3.80% per annum (2007: 2.00% to 3.25% per annum).

20. Trading securities

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Quoted securities				
Debt	**58,449**	57,939	**55,138**	–
Equity	**60,707**	137,435	**48,569**	110,251
Unquoted securities				
Debt	**20,066**	181,869	**20,066**	–
Marketable unit trusts	**–**	32,623	**–**	–
	139,222	409,866	**123,773**	110,251

21. Placements and balances with banks

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Placements and balances with banks	**15,195,949**	15,206,886	**13,407,593**	13,220,317
Less: Amount sold under Repo	**(1,189,934)**	(2,264,019)	**(1,189,934)**	(2,264,019)
	14,006,015	12,942,867	**12,217,659**	10,956,298

22. Loans to non-bank customers

(a)

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Loans to non-bank customers (gross)	**102,032,870**	94,582,936	**78,069,041**	73,229,784
Individual impairment (Note 22d)	**(799,865)**	(644,709)	**(325,685)**	(214,860)
Collective impairment (Note 22d)	**(1,392,592)**	(1,269,618)	**(1,075,608)**	(1,021,061)
Loans to non-bank customers (net)	**99,840,413**	92,668,609	**76,667,748**	71,993,863
Comprising:				
Trade bills	**4,614,696**	2,625,803	**717,581**	546,247
Advances to customers	**95,225,717**	90,042,806	**75,950,167**	71,447,616
	99,840,413	92,668,609	**76,667,748**	71,993,863

(b) Gross loans to non-bank customers analysed by industry

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Transport, storage and communication	**5,799,985**	5,311,632	**5,075,777**	4,764,315
Building and construction	**12,694,188**	11,023,597	**10,539,624**	9,670,628
Manufacturing	**10,573,154**	9,839,514	**4,995,928**	5,663,929
Financial institutions	**16,451,303**	16,276,704	**15,537,406**	15,083,536
General commerce	**13,004,971**	12,825,280	**9,174,117**	8,862,649
Professionals and private individuals	**12,754,367**	11,221,513	**9,725,866**	8,379,252
Housing loans	**24,114,064**	22,597,758	**17,374,453**	16,284,299
Other	**6,640,838**	5,486,938	**5,645,870**	4,521,176
	102,032,870	94,582,936	**78,069,041**	73,229,784

Notes to the financial statements

for the financial year ended 31 December 2008

22. Loans to non-bank customers (continued)

(c) Gross loans to non-bank customers analysed by currency

	The Group		The Bank	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Singapore dollar	**56,074,744**	50,361,140	**55,866,745**	50,140,207
US dollar	**15,888,379**	14,145,843	**13,686,867**	13,179,897
Malaysian ringgit	**11,418,911**	10,820,610	**–**	–
Thai baht	**6,435,930**	6,967,365	**83**	62
Indonesian rupiah	**2,408,005**	2,331,531	**–**	–
Other	**9,806,901**	9,956,447	**8,515,346**	9,909,618
	102,032,870	94,582,936	**78,069,041**	73,229,784

(d) Movements of provision for impairment on loans

	2008		2007	
	Individual impairment $'000	Collective impairment $'000	Individual impairment $'000	Collective impairment $'000
The Group				
Balance at 1 January	**644,709**	**1,269,618**	1,234,652	1,270,727
Currency translation adjustments	**(50,606)**	**(17,998)**	51,234	(1,109)
Write-off	**(193,070)**	**–**	(864,664)	–
Net charge to profit and loss account	**398,832**	**140,972**	223,487	–
Balance at 31 December	**799,865**	**1,392,592**	644,709	1,269,618
The Bank				
Balance at 1 January	**214,860**	**1,021,061**	436,093	1,057,190
Currency translation adjustments	**(2,340)**	**108**	(2,181)	(283)
Write-off	**(74,268)**	**–**	(253,853)	–
Transfer to subsidiary	**(7,984)**	**(23,205)**	–	–
Net charge/(write-back) to profit and loss account	**195,417**	**77,644**	34,801	(35,846)
Balance at 31 December	**325,685**	**1,075,608**	214,860	1,021,061

23. Assets pledged/received as collateral

Assets pledged/received as collateral whereby the pledgees have the right by contract or custom to sell or repledge the assets and the obligation to return them subsequently are as follows:

(a)

	The Group and The Bank	
	2008 $'000	2007 $'000
Assets pledged for Repo transactions, at carrying amount		
Singapore Government treasury bills and securities	**1,667,355**	328,347
Placements and balances with banks		
Negotiable certificates of deposit	**1,004,877**	2,066,487
Bankers' acceptances	**185,057**	197,532
Investment securities	**142,275**	54,448
	2,999,564	2,646,814

The amount of the associated liabilities approximates the carrying amount of the assets pledged.

23. Assets pledged/received as collateral (continued)

(b)

	The Group		The Bank	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Assets received for reverse Repo transactions, at fair value	**269,572**	1,257,113	**228,564**	195,157
Of which, sold or repledged	**42,873**	87,475	**42,873**	87,475

24. Investment securities

(a)

	The Group		The Bank	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Quoted securities				
Debt	**9,399,757**	11,578,847	**9,259,013**	11,560,743
Equity	**1,127,776**	1,896,063	**1,034,012**	1,546,830
Unquoted securities				
Debt	**4,329,512**	5,210,343	**3,603,098**	4,429,485
Equity	**1,248,611**	1,044,485	**1,119,360**	817,069
Provision for impairment (Note 24c)	**(431,676)**	(313,219)	**(286,044)**	(148,931)
Investment securities	**15,673,980**	19,416,519	**14,729,439**	18,205,196
Less: Amount sold under Repo	**(142,275)**	(54,448)	**(142,275)**	(54,448)
	15,531,705	19,362,071	**14,587,164**	18,150,748

(b) Investment securities [1] analysed by industry

	The Group		The Bank	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Transport, storage and communication	**1,326,213**	1,260,697	**1,268,129**	1,151,937
Building and construction	**1,144,371**	1,027,443	**1,091,886**	1,012,196
Manufacturing	**850,056**	841,421	**832,490**	810,295
Financial institutions	**9,754,592**	13,475,168	**9,359,983**	12,770,551
General commerce	**184,933**	119,107	**168,741**	114,205
Other	**2,413,815**	2,692,683	**2,008,210**	2,346,012
	15,673,980	19,416,519	**14,729,439**	18,205,196

[1] *Include amount sold under Repo*

(c) Movements of provision for impairment on investment securities

	The Group		The Bank	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Balance at 1 January	**313,219**	266,537	**148,931**	95,494
Currency translation adjustments	**(21,006)**	14,662	**(421)**	198
Write-off	**(143,093)**	(31,232)	**(142,940)**	(25,380)
Net charge to profit and loss account	**282,556**	63,252	**280,474**	78,619
Balance at 31 December	**431,676**	313,219	**286,044**	148,931

Notes to the financial statements
for the financial year ended 31 December 2008

25. Other assets

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Interest receivable	**798,964**	912,568	**615,425**	735,949
Sundry debtors	**2,292,769**	2,371,244	**1,418,488**	1,688,820
Foreclosed properties	**422,846**	589,053	**–**	–
Other	**605,405**	536,179	**306,859**	332,612
Provision for impairment on other assets (Note 28)	**(227,619)**	(195,236)	**(64,938)**	(47,146)
	3,892,365	4,213,808	**2,275,834**	2,710,235

26. Investment in associates

(a)

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Quoted equity securities	**127,053**	127,053	**92,207**	92,207
Unquoted equity securities	**391,720**	395,895	**280,524**	281,525
	518,773	522,948	**372,731**	373,732
Provision for impairment (Note 28)	**–**	–	**(530)**	(639)
Share of post-acquisition reserves	**577,153**	738,427	**–**	–
	1,095,926	1,261,375	**372,201**	373,093
Market value of quoted equity securities at 31 December	**375,974**	788,031	**344,677**	735,868

(b) The Group's share of the associates' financials is as follows:

	The Group	
	2008 $'000	**2007 $'000**
Total operating income	**410,001**	540,924
Profit before tax	**102,602**	207,346
Total assets	**2,077,510**	2,486,686
Total liabilities	**955,011**	1,201,585
Contingent liabilities	**76,000**	76,238

(c) The carrying amounts of the Group's investment in associates as at 31 December 2008 and 2007 include goodwill amounting to $12,045,000.

26. Investment in associates (continued)

(d) Major associates of the Group as at the balance sheet date are as follows:

Name of associate	Principal activities	Country of incorporation	Effective equity interest of the Group 2008 %	2007 %
Quoted associates				
United International Securities Limited	Investment	Singapore	**47**	46
UOB-Kay Hian Holdings Limited	Stockbroking	Singapore	**40**	40
Unquoted associates				
Asfinco Singapore Limited	Investment holding	Singapore	**40**	40
AXA Insurance Public Company Limited	Non-life insurance	Thailand	**22**	22
Clearing and Payment Services Pte Ltd	Clearing, payment and settlement services	Singapore	**33**	33
Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	**33**	33
Novena Square Development Ltd	Property	Singapore	**20**	20
Novena Square Investments Ltd	Investment	Singapore	**20**	20
Orix Leasing Singapore Limited	Leasing/rental	Singapore	**20**	20
OSK-UOB Unit Trust Management Berhad	Investment management	Malaysia	**30**	30
United Facilities Private Limited	Investment holding	Singapore	**49**	49
Overseas Union Insurance, Limited	General insurance	Singapore	**50**	50
SZVC-UOB Venture Management Co., Ltd	Investment	China	**50**	50
Uni.Asia Capital Sdn Bhd	General and life insurance	Malaysia	**49**	49
UOB JAIC Venture Bio Investments Ltd	Investment	Singapore	**28**	28
UOB Venture (Shenzhen) Limited	Investment holding	Mauritius	**50** [1]	50 [1]

[1] *Comprise 50% of the preference shares with voting rights and 100% of the ordinary shares with no voting rights.*

27. Investment in subsidiaries

(a)

	The Bank 2008 $'000	2007 $'000
Quoted equity securities	**45,024**	45,024
Unquoted equity securities	**5,551,675**	4,115,330
	5,596,699	4,160,354
Provision for impairment (Note 28)	**(303,999)**	(301,377)
	5,292,700	3,858,977
Market value of quoted equity securities at 31 December	**71,415**	138,545

Notes to the financial statements

for the financial year ended 31 December 2008

27. Investment in subsidiaries (continued)

(b) Major subsidiaries of the Group as at the balance sheet date are as follows:

Name of subsidiary	Country of incorporation	Effective equity interest of the Group	
		2008 %	2007 %
Commercial Banking			
Far Eastern Bank Limited	Singapore	**78**	78
United Overseas Bank (Malaysia) Bhd	Malaysia	**100**	100
United Overseas Bank (Thai) Public Company Limited	Thailand	**99.7**	99.6
PT Bank UOB Buana Tbk.	Indonesia	**99**	61
PT Bank UOB Indonesia	Indonesia	**99**	99
United Overseas Bank Philippines	Philippines	**100**	100
United Overseas Bank (China) Limited	China	**100**	100
Merchant Banking			
UOB Asia Limited	Singapore	**100**	100
UOB Asia (Hong Kong) Limited	Hong Kong	**100**	100
UOB Australia Limited	Australia	**100**	100
Leasing			
UOB Leasing (Thai) Co., Ltd.	Thailand	**99.7**	99.6
Insurance			
UOB Life Assurance Limited	Singapore	**99**	99
United Overseas Insurance Limited	Singapore	**58**	58
UOB Insurance (H.K.) Limited	Hong Kong	**58**	58
Investment			
UOB.com Pte. Ltd.	Singapore	**100**	100
UOB Holdings Private Limited	Singapore	**100**	100
UOB Capital Investments Pte Ltd	Singapore	**100**	100
UOB Capital Management Pte Ltd	Singapore	**100**	100
UOB Equity Holdings (Pte) Ltd	Singapore	**100**	100
UOB Finance (H.K.) Limited	Hong Kong	**100**	100
UOB Holdings (USA) Inc. [2]	United States	**100**	100
UOB Property Investments Pte. Ltd.	Singapore	**100**	100
UOB Venture Management (Shanghai) Co., Ltd [1]	China	**100**	100
UOB International Investment Private Limited	Singapore	**100**	100
Investment Management			
UOB Asset Management (Thai) Co., Ltd.	Thailand	**99.7**	99.6
UOB Asset Management Ltd	Singapore	**100**	100
UOB Bioventures Management Pte Ltd	Singapore	**100**	100
UOB Global Capital LLC [2]	United States	**70**	70
UOB Investment Advisor (Taiwan) Ltd	Taiwan	**100**	100
UOB Venture Management Private Limited	Singapore	**100**	100
UOB-OSK Asset Management Sdn. Bhd.	Malaysia	**70**	70
Gold/Futures Dealing			
UOB Bullion and Futures Limited	Singapore	**100**	100
UOB Bullion & Futures (Thai) Company Limited	Thailand	**100**	100

27. Investment in subsidiaries (continued)

(b) (continued)

Name of subsidiary	Country of incorporation	Effective equity interest of the Group	
		2008 %	2007 %
Computer Services			
UOBF Schneider Trading Private Limited	Singapore	**75**	75
Property			
Industrial & Commercial Property (S) Pte Ltd	Singapore	**100**	100
UOB Realty (USA) Ltd Partnership [2]	United States	**100**	100
Property Management			
UOB Developments Private Limited	Singapore	**100**	100
Travel			
UOB Travel Planners Pte Ltd	Singapore	**100**	100

Note:

Except as indicated, all subsidiaries incorporated in Singapore are audited by Ernst & Young LLP, Singapore and those incorporated in overseas are audited by member firms of Ernst & Young Global.

[1] *Audited by other auditors.*

[2] *Not required to be audited.*

(c) Certain subsidiaries were disposed of/liquidated during the financial year. The disposal/liquidation of these subsidiaries had no material effect on the financials of the Bank and the Group for the financial year.

28. Movements of provision for impairment on placements with banks, investments and other assets

	Placements with banks		Other assets	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
The Group				
Balance at 1 January	–	–	**195,236**	139,223
Currency translation adjustments	**521**	–	**(11,568)**	6,469
Write-off	**(22,420)**	–	**(120)**	(25,557)
Reclassification	**–**	–	**–**	657
Net charge to profit and loss account	**21,899**	–	**44,071**	74,444
Balance at 31 December	**–**	–	**227,619**	195,236

Notes to the financial statements

for the financial year ended 31 December 2008

28. Movements of provision for impairment on placements with banks, investments and other assets (continued)

	Placements with banks $'000	Investment in associates $'000	Investment in subsidiaries $'000	Other assets $'000
The Bank				
2008				
Balance at 1 January	–	**639**	**301,377**	**47,146**
Currency translation adjustments	**521**	–	–	**(424)**
Write-off	**(22,420)**	–	–	–
Net charge/(write-back) to profit and loss account	**21,899**	**(109)**	**2,622**	**18,216**
Balance at 31 December	–	**530**	**303,999**	**64,938**
2007				
Balance at 1 January	–	1,376	305,348	56,782
Currency translation adjustments	–	–	(5)	124
Write-off	–	–	–	(16,069)
Net charge/(write-back) to profit and loss account	–	(737)	(3,966)	6,309
Balance at 31 December	–	639	301,377	47,146

29. Properties and other fixed assets

	2008			2007		
	Properties		Other fixed assets	Properties		Other fixed assets
	Investment $'000	Owner-occupied $'000	$'000	Investment $'000	Owner-occupied $'000	$'000
The Group						
Balance at 1 January	**1,019,511**	**708,435**	**352,752**	756,303	734,440	366,353
Currency translation adjustments	**(18,270)**	**(12,274)**	**(17,683)**	1,579	1,512	5,932
Additions	**48,853**	–	**163,799**	303,238	14,543	108,924
Disposals	**(8,557)**	–	**(8,726)**	(36,471)	(24,290)	(15,106)
Depreciation charge	**(17,250)**	**(11,185)**	**(105,541)**	(13,921)	(13,327)	(113,351)
(Provision for)/write-back of impairment	**(92)**	**(59)**	–	2,217	2,123	–
Transfers	**12,447**	**(12,447)**	–	6,566	(6,566)	–
Balance at 31 December	**1,036,642**	**672,470**	**384,601**	1,019,511	708,435	352,752
Represented by:						
Cost	**1,233,201**	**846,362**	**1,305,120**	1,202,468	882,053	1,326,275
Accumulated depreciation	**(184,755)**	**(163,548)**	**(920,519)**	(169,624)	(161,682)	(973,523)
Provision for impairment	**(11,804)**	**(10,344)**	–	(13,333)	(11,936)	–
Net carrying amount	**1,036,642**	**672,470**	**384,601**	1,019,511	708,435	352,752
Total properties and other fixed assets			**2,093,713**			2,080,698

29. Properties and other fixed assets (continued)

	2008			2007		
	Properties		Other fixed assets	Properties		Other fixed assets
	Investment $'000	Owner-occupied $'000	$'000	Investment $'000	Owner-occupied $'000	$'000
The Bank						
Balance at 1 January	**795,654**	**380,915**	**180,178**	530,845	404,468	217,274
Currency translation adjustments	**(1,597)**	**(6,044)**	**(673)**	111	(702)	(427)
Additions	**604,721**	**259,746**	**105,057**	301,635	–	43,924
Disposals	**(5,422)**	**(729)**	**(398)**	(29,016)	(14,749)	(12,010)
Depreciation charge	**(13,963)**	**(6,368)**	**(61,141)**	(11,283)	(5,872)	(68,583)
(Provision for)/write-back of impairment	**(131)**	**(56)**	**–**	782	350	–
Transfers	**29,245**	**(29,245)**	**–**	2,580	(2,580)	–
Balance at 31 December	**1,408,507**	**598,219**	**223,023**	795,654	380,915	180,178
Represented by:						
Cost	**1,524,393**	**679,085**	**827,752**	897,254	460,461	800,672
Accumulated depreciation	**(114,740)**	**(80,302)**	**(604,729)**	(100,484)	(78,631)	(620,494)
Provision for impairment	**(1,146)**	**(564)**	**–**	(1,116)	(915)	–
Net carrying amount	**1,408,507**	**598,219**	**223,023**	795,654	380,915	180,178
Total properties and other fixed assets			**2,229,749**			1,356,747

During the financial year, the Bank acquired 40.97% stakes in UOB Plaza 1 from its subsidiary, Chung Khiaw Realty Limited, for cash at a market value of $829 million.

Market values of the properties of the Bank and the Group as at 31 December 2008 were estimated to be $3,857 million and $4,698 million (2007: $3,286 million and $4,992 million) respectively. The valuation was performed by internal valuers with professional qualifications and experience, taking into account market prices and rental of comparable properties.

Other fixed assets comprise mainly computer equipment, application software and furniture and fittings.

Notes to the financial statements

for the financial year ended 31 December 2008

30. Intangible assets

(a)

	The Group			
	Goodwill $'000	Core deposit base $'000	Customer loan base $'000	Total $'000
2008				
Balance at 1 January	**4,210,662**	**32,507**	**21,706**	**4,264,875**
Currency translation adjustments	**(36,560)**	**(4,382)**	**(2,926)**	**(43,868)**
Acquisition of additional interests in UOBT	**577**	**–**	**–**	**577**
Amortisation charge	**–**	**(6,401)**	**(4,275)**	**(10,676)**
Balance at 31 December	**4,174,679**	**21,724**	**14,505**	**4,210,908**
Represented by:				
Cost	**4,174,679**	**39,668**	**26,489**	**4,240,836**
Accumulated amortisation	**–**	**(17,944)**	**(11,984)**	**(29,928)**
Net carrying amount	**4,174,679**	**21,724**	**14,505**	**4,210,908**
2007				
Balance at 1 January	4,220,521	43,723	29,196	4,293,440
Currency translation adjustments	(10,140)	(4,491)	(2,999)	(17,630)
Acquisition of additional interests in UOBT	281	–	–	281
Amortisation charge	–	(6,725)	(4,491)	(11,216)
Balance at 31 December	4,210,662	32,507	21,706	4,264,875
Represented by:				
Cost	4,210,662	47,078	31,437	4,289,177
Accumulated amortisation	–	(14,571)	(9,731)	(24,302)
Net carrying amount	4,210,662	32,507	21,706	4,264,875

(b) Goodwill is allocated on the date of acquisition to the reportable business segments expected to benefit from the synergies of business combination. The recoverable amount of the business segments is based on their value in use, computed by discounting the expected future cash flows of the segments. The key assumptions in computing the value in use include the discount rates and growth rates applied. Discount rates are estimated based on current market assessments of time value of money and risks specific to the Group as a whole and to individual countries such as Thailand and Indonesia. Growth rates are determined based on economic growth forecasts by major countries. Cash flow projections are based on most recent five-year financial budget approved by management, with projected cash flows discounted at rates ranging from 7% to 21% (2007: 8% to 18%) and those beyond the five-year period extrapolated using growth rates ranging from 2% to 5% (2007: 5% to 6%). Impairment is recognised in the profit and loss account when the carrying amount of a business segment exceeds its recoverable amount. Management believes that any reasonably possible change in the key assumptions would not cause the carrying amount of the goodwill to exceed the recoverable amount of the business segments.

(c) The core deposit base and customer loan base intangibles are amortised over their estimated useful lives of seven years.

31. Contingent liabilities

In the normal course of business, the Bank and the Group conduct businesses involving acceptances, guarantees, performance bonds and indemnities. The bulk of these liabilities are backed by the corresponding obligations of the customers. No assets of the Bank and the Group were pledged as security for these contingent liabilities at the balance sheet date.

	The Group		The Bank	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Direct credit substitutes	**5,786,629**	4,994,104	**4,830,740**	4,614,153
Transaction-related contingencies	**3,397,279**	3,405,794	**2,289,400**	2,254,748
Trade-related contingencies	**2,764,015**	4,501,748	**2,538,554**	4,048,502
Other contingent liabilities	**52,052**	180,806	**43,954**	171,616
	11,999,975	13,082,452	**9,702,648**	11,089,019

Included in other contingent liabilities are estimated legal claims of $39 million (2007: $166 million). The Bank is of the view that these claims have no merit and their ultimate resolution is not expected to have a significant effect on the financials of the Bank and the Group. Accordingly, no provision has been made in respect of these legal claims in the financial statements.

32. Financial derivatives

Financial derivatives, such as forwards, swaps, futures and options, are instruments whose values change in response to the change in prices of the underlying instruments.

In the normal course of business, the Bank and the Group transact in customised derivatives to meet specific needs of their customers. The Bank and the Group also transact in these derivatives for proprietary trading purposes, as well as to manage their assets, liabilities and structural positions. Risks associated with the use of derivatives and policies for managing these risks are set out in Note 39.

Notes to the financial statements

for the financial year ended 31 December 2008

32. Financial derivatives (continued)

The table below shows the Bank's and the Group's financial derivatives and their fair values at the balance sheet date. These amounts do not necessarily represent future cash flows and amounts at risk of the derivatives.

	2008			2007		
	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
The Group						
Foreign exchange contracts						
Forwards	**9,412,141**	**250,772**	**320,434**	9,209,520	86,754	63,337
Swaps	**73,885,931**	**1,197,172**	**798,795**	135,733,738	943,381	939,443
Options purchased	**2,709,902**	**168,645**	**–**	2,719,668	35,550	–
Options written	**2,366,467**	**–**	**225,607**	2,023,854	–	31,168
Interest rate contracts						
Forwards	**–**	**–**	**–**	345,060	237	359
Swaps	**265,025,673**	**5,603,797**	**5,514,945**	224,058,878	2,300,556	2,369,848
Futures	**2,235,565**	**24,963**	**1,565**	3,897,493	9,927	131
Options purchased	**2,518,605**	**10,013**	**–**	1,315,441	4,908	–
Options written	**3,055,568**	**–**	**12,941**	1,248,099	–	4,031
Equity-related contracts						
Swaps	**3,111,660**	**841,491**	**838,548**	3,349,523	884,833	865,267
Futures	**55,531**	**–**	**1,541**	14,343	–	117
Options purchased	**1,387,189**	**707,099**	**–**	1,600,370	774,280	–
Options written	**1,419,409**	**–**	**706,058**	1,445,671	–	762,343
Credit-related contracts						
Swaps	**298,426**	**16,482**	**4,000**	558,495	1,049	25,489
Other						
Forwards	**258,777**	**18,420**	**80,031**	268,596	9,416	100,697
Swaps	**556,258**	**6,870**	**37,347**	269,457	17,576	1,049
Options purchased	**1,045**	**8**	**–**	–	–	–
Options written	**1,046**	**–**	**8**	–	–	–
	368,299,193	**8,845,732**	**8,541,820**	388,058,206	5,068,467	5,163,279

32. Financial derivatives (continued)

	2008			2007		
	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
The Bank						
Foreign exchange contracts						
Forwards	**8,551,290**	**242,870**	**291,579**	7,348,505	73,426	53,765
Swaps	**71,314,077**	**1,066,110**	**740,174**	138,469,275	926,904	932,695
Options purchased	**3,094,193**	**242,089**	**–**	2,637,288	35,434	–
Options written	**2,743,874**	**–**	**299,045**	1,940,835	–	31,037
Interest rate contracts						
Forwards	**–**	**–**	**–**	345,060	237	359
Swaps	**251,507,995**	**5,350,397**	**5,195,597**	214,153,726	2,255,122	2,283,438
Futures	**2,176,285**	**24,839**	**1,475**	3,343,091	9,849	25
Options purchased	**2,518,605**	**10,013**	**–**	1,315,441	4,908	–
Options written	**3,055,443**	**–**	**12,941**	1,248,099	–	4,031
Equity-related contracts						
Swaps	**3,111,660**	**841,491**	**838,548**	3,349,523	884,833	865,267
Futures	**55,531**	**–**	**1,541**	14,343	–	117
Options purchased	**1,302,507**	**702,483**	**–**	1,532,661	770,218	–
Options written	**1,325,625**	**–**	**704,653**	1,461,264	–	770,242
Credit-related contracts						
Swaps	**298,426**	**16,482**	**4,000**	558,495	1,049	25,489
Other						
Forwards	**28,243**	**195**	**4,358**	61,194	50	425
Swaps	**17,083**	**–**	**3,238**	–	–	–
Options purchased	**1,045**	**8**	**–**	–	–	–
Options written	**1,045**	**–**	**8**	–	–	–
	351,102,927	**8,496,977**	**8,097,157**	377,778,800	4,962,030	4,966,890

33. Hedge accounting

(a) Fair value hedge

Interest rate swaps were contracted to hedge certain of the Bank's investment in debt securities and subordinated notes issued against interest rate risk. As at 31 December 2008, the net fair value of such interest rate swaps was a positive $114,065,000 (2007: negative $34,608,000). During the financial year, unrealised gain of $74,252,000 (2007: $159,990,000) on the swaps was recognised in the profit and loss account which was offset by fair value loss of an equal amount attributable to the interest rate risk on the hedged items.

(b) Hedge of net investment in foreign operations

As at 31 December 2008, non-bank customer deposits of $843 million (2007: $1,161 million) were designated to hedge foreign exchange risk arising from the Bank's foreign operations. Gains and losses on the hedges were taken to the fair value reserve. During the financial year, a net foreign exchange profit of $16,205,000 (2007: loss of $469,000) was recognised in the profit and loss account due to hedge ineffectiveness.

Notes to the financial statements

for the financial year ended 31 December 2008

34. Commitments

(a)

	The Group		The Bank	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Undrawn credit facilities	**43,232,781**	45,745,422	**35,178,868**	37,924,362
Spot/forward contracts	**1,611,146**	2,136,945	**1,326,514**	1,594,454
Capital commitments	**175,503**	117,885	**77,777**	26,525
Operating lease commitments	**100,841**	80,657	**74,996**	61,008
Other	**111,671**	277,626	**103,117**	265,433
	45,231,942	48,358,535	**36,761,272**	39,871,782

(b) **Operating lease commitments**

The aggregate minimum lease payments under non-cancellable operating leases at the balance sheet date are as follows:

	The Group		The Bank	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Minimum lease payable				
Within 1 year	**47,671**	35,219	**34,518**	26,630
Over 1 to 5 years	**50,514**	41,684	**39,496**	32,684
Over 5 years	**2,656**	3,754	**982**	1,694
	100,841	80,657	**74,996**	61,008
Minimum lease receivable				
Within 1 year	**128,496**	68,945	**111,512**	47,213
Over 1 to 5 years	**176,583**	76,364	**145,193**	39,948
Over 5 years	**13,864**	8,398	**8,788**	755
	318,943	153,707	**265,493**	87,916

35. Cash and cash equivalents

Cash equivalents are highly liquid assets that are subject to an insignificant risk of changes in value and are readily convertible into known amount of cash. Cash and cash equivalents in the consolidated cash flow statement comprise the following:

	The Group	
	2008 $'000	2007 $'000
Cash, balances and placements with central banks	**20,289,865**	17,666,802
Singapore Government treasury bills and securities [1]	**8,968,941**	9,134,427
Other government treasury bills and securities	**2,341,120**	3,481,563
	31,599,926	30,282,792

[1] *Include short-term assets pledged*

36. Share-based compensation plans

Share-based compensation plans of the Group comprise the UOB 1999 Share Option Scheme, UOB Restricted Share Plan and UOB Share Appreciation Rights Plan. Description of these plans is set out in the Directors' Report. Movements and outstanding balances of these plans are as follows:

(a) UOB 1999 Share Option Scheme

	The Group and The Bank			
	2008		2007	
	Number of options '000	Weighted average exercise price $	Number of options '000	Weighted average exercise price $
Balance at 1 January	**453**	**13.25**	952	13.28
Exercised	**(171)**	**12.70**	(484)	13.29
Forfeited	**(13)**	**11.67**	(15)	13.67
Balance at 31 December	**269**	**13.67**	453	13.25
Weighted average share price at exercise date		**19.65**		21.14

Year granted	Expiry date	Exercise price	Number of options outstanding and exercisable	
		$	2008 '000	2007 '000
2003	6 Jun 2008	11.67	**–**	96
2004	29 Nov 2009	13.67	**269**	357
			269	453

(b) UOB Restricted Share Plan and UOB Share Appreciation Rights Plan

	The Group and The Bank			
	Restricted shares		Share appreciation rights	
	2008 '000	2007 '000	2008 '000	2007 '000
Balance at 1 January	**1,047**	–	**4,444**	–
Granted	**1,154**	1,048	**4,807**	4,446
Forfeited	**(48)**	(1)	**(204)**	(2)
Balance at 31 December	**2,153**	1,047	**9,047**	4,444

Year granted	Expiry date	Fair value per grant at grant date	Number of outstanding grants	
		$	2008 '000	2007 '000
Restricted shares				
2007	28 Sep 2009 and 28 Sep 2010	20.35	**999**	1,047
2008	14 Nov 2010 and 14 Nov 2011	11.16	**1,154**	–
			2,153	1,047
Share appreciation rights				
2007	28 Sep 2013	3.20	**4,240**	4,444
2008	14 Nov 2014	2.29	**4,807**	–
			9,047	4,444

Notes to the financial statements

for the financial year ended 31 December 2008

36. Share-based compensation plans (continued)

(b) **UOB Restricted Share Plan and UOB Share Appreciation Rights Plan** (continued)

Fair values of the restricted shares and share appreciation rights were estimated at the grant date using the Trinomial valuation methodology. The key assumptions were as follows:

	Restricted shares	Share appreciation rights
Exercise price ($)	Not applicable	12.61 – 21.80
Expected volatility (%)	17.10 – 25.95	17.10 – 25.95
Risk-free interest rate (%)	0.91 – 2.18	1.89 – 2.62
Contractual life (years)	2 and 3	6
Expected dividend yield (%)	Management's forecast in line with dividend policy	

37. Related party transactions

Related parties cover the Group's subsidiaries, associates and their subsidiaries, and key management personnel and their related parties.

Key management personnel refer to the Bank's directors and members of its Management Executive Committee. Parties related to key management personnel include:

- their close family members
- companies that are majority-owned by them or their family members
- companies or firms in which they or their family members control or exercise significant influence over the board of directors

37. Related party transactions (continued)

All related party transactions of the Group were done in the ordinary course of business and at arm's length. In addition to the information disclosed elsewhere in the financial statements, other related party transactions that may be of interest are as follows:

		The Group		The Bank	
		2008 $ million	2007 $ million	2008 $ million	2007 $ million
(a)	**Interest income**				
	Subsidiaries	**–**	–	**105**	40
	Associates	**18**	35	**18**	35
	Interest expense				
	Subsidiaries	**–**	–	**90**	125
	Associates	**7**	22	**7**	20
	Dividend income				
	Subsidiaries	**–**	–	**1,015**	322
	Associates	**–**	–	**56**	159
	Rental income				
	Subsidiaries	**–**	–	**4**	3
	Associates	**5**	6	**5**	5
	Rental expense				
	Subsidiaries	**–**	–	**23**	16
	Associates	**1**	1	*****	*
	Fee and commission and other income				
	Subsidiaries	**–**	–	**58**	61
	Associates	**14**	12	**1**	1
	Placements, loans and advances				
	Subsidiaries	**–**	–	**2,866**	646
	Associates	**649**	1,301	**646**	1,298
	Deposits				
	Subsidiaries	**–**	–	**3,722**	4,047
	Associates	**679**	472	**663**	457
	Off-balance sheet credit facilities				
	Subsidiaries	**–**	–	**305**	757
	Associates	**30**	12	**20**	6
(b)	**Compensation of key management personnel**				
	Short-term employee benefits	**11**	15	**11**	15
	Other	*****	*	*****	*
		11	15	**11**	15

* *Less than $500,000*

Notes to the financial statements

for the financial year ended 31 December 2008

38. Segment information

(a) Business segments

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Personal Financial Services ("PFS")

PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal financial services and consultation.

Institutional Financial Services ("IFS")

IFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance, Debt Capital Markets, Venture Management and Alternative Investments. Commercial Banking serves the small and medium enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and corporate advisory services. Debt Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans for general corporate needs, leveraged buy-outs, project and structured finance, and underwriting and lead managing bond issues. Venture Management manages, advises and invests in private equity funds on behalf of the Group and third-party investors while Alternative Investments invests in third-party funds on behalf of the Group.

Global Markets and Investment Management ("GMIM")

GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and management of excess liquidity and capital funds.

Other

Other segment includes property-related activities, insurance businesses and income and expenses not attributable to other business segments.

38. Segment information (continued)

(a) **Business segments** (continued)

	The Group				
	PFS $ million	**IFS $ million**	**GMIM $ million**	**Other $ million**	**Total $ million**
2008					
Operating income	1,853	2,097	1,200	100	5,250
Operating expenses	(931)	(689)	(348)	(3)	(1,971)
Amortisation/impairment charges					
Intangible assets	(3)	(8)	–	–	(11)
Loans and other assets	(49)	(369)	(157)	(232)	(807)
Segment profit	870	1,031	695	(135)	2,461
Unallocated corporate expenses					(79)
Share of profit of associates					103
Profit before tax					2,485
Segment assets	37,216	67,287	71,026	1,946	177,475
Intangible assets					
Goodwill	1,170	2,261	664	80	4,175
Other	11	25	–	–	36
Investment in associates					1,096
Unallocated assets					159
Total assets					182,941
Segment liabilities	62,922	52,614	49,605	1,322	166,463
Unallocated liabilities					759
Total liabilities					167,222
Other information					
Gross customer loans	36,868	65,165	–	–	102,033
Non-performing assets	555	1,750	–	–	2,305
Intangible assets acquired	*	*	*	–	1
Capital expenditure	65	63	15	70	213
Depreciation of assets	46	46	10	32	134

* *Less than $500,000*

Notes to the financial statements

for the financial year ended 31 December 2008

38. Segment information (continued)

(a) Business segments (continued)

	The Group				
	PFS $ million	IFS $ million	GMIM $ million	Other $ million	Total $ million
2007					
Operating income	1,714	2,041	1,128	(11)	4,872
Operating expenses	(835)	(626)	(416)	(72)	(1,949)
Amortisation/impairment charges					
Intangible assets	(4)	(7)	–	–	(11)
Loans and other assets	(59)	(64)	(65)	(112)	(300)
Segment profit	816	1,344	647	(195)	2,612
Unallocated corporate expenses					(69)
Share of profit of associates					207
Profit before tax					2,750
Segment assets	34,138	63,140	70,224	1,841	169,343
Intangible assets					
Goodwill	1,174	2,287	670	80	4,211
Other	17	37	–	–	54
Investment in associates					1,261
Unallocated assets					81
Total assets					174,950
Segment liabilities	55,587	48,758	50,030	1,972	156,347
Unallocated liabilities					877
Total liabilities					157,224
Other information					
Gross customer loans	33,819	60,764	–	–	94,583
Non-performing assets	535	1,180	–	–	1,715
Intangible assets acquired	*	*	*	–	*
Capital expenditure	51	55	6	315	427
Depreciation of assets	50	51	10	30	141

* *Less than $500,000*

38. Segment information (continued)

(b) Geographical segments

The following geographical segment information is based on the location where the transactions and assets are booked, which approximates that based on the location of the customers and assets. The information is stated after elimination of inter-segment transactions.

	The Group					
	Total operating income		Profit before tax		Total assets	
	2008 $ million	2007 $ million	2008 $ million	2007 $ million	2008 $ million	2007 $ million
Singapore	**3,380**	2,980	**1,907**	1,963	**120,064**	111,305
Malaysia	**548**	568	**235**	296	**17,354**	15,771
Thailand	**459**	443	**77**	16	**8,902**	9,740
Indonesia	**286**	258	**107**	134	**4,082**	3,943
Greater China	**158**	154	**5**	54	**8,597**	7,644
Other	**419**	469	**165**	298	**19,731**	22,282
	5,250	4,872	**2,496**	2,761	**178,730**	170,685
Intangible assets	**–**	–	**(11)**	(11)	**4,211**	4,265
	5,250	4,872	**2,485**	2,750	**182,941**	174,950

39. Financial risk management

The Group's business activities involve the use of financial instruments, including derivatives. These activities expose the Group to a variety of financial risks, mainly credit risk, foreign exchange risk, interest rate risk and liquidity risk.

The Group's financial risks are centrally managed by the various specialist committees within the delegated authority by the Board of Directors. These various specialist committees formulate, review and approve policies and limits to monitor and manage risk exposures under their respective supervision. The major policy decisions and proposals approved by these committees are subject to further review by the Executive Committee.

The Risk Management Sector assumes the independent oversight of risks undertaken by the Group, and takes the lead in the formulation and approval of risk policies, controls and processes. The Middle Office within the Risk Management Sector enforces Global Markets and Investment Management's compliance with trading policies and limits. This is further enhanced by the periodic risk assessment audit carried out by the Group Audit.

The main financial risks that the Group is exposed to and how they are being managed are set out below:

(a) Credit risk

Credit risk is defined as the risk of loss arising from any failure by a borrower or a counterparty to fulfil its financial obligations as and when they fall due.

The Group's Credit Committee is delegated the authority by the Board of Directors to oversee all credit matters. It also oversees the implementation of the Group's Basel II Internal Ratings-Based Approach ("IRBA") framework and the respective IRBA models and risk estimates.

Credit risk exposures are managed through a robust credit underwriting, structuring and monitoring process. The process includes monthly review of all non-performing and special mention loans, ensuring credit quality and the timely recognition of asset impairment. In addition, credit review and audit are performed regularly to proactively manage any delinquency, minimise undesirable concentrations, maximise recoveries, and ensure that credit policies and procedures are complied with. Past dues and credit limit excesses are tracked and analysed by business and product lines. Significant trends are reported to the Credit Committee and the Board's Executive Committee.

Country risk arises where the Group is unable to receive payments from customers as a result of political or economic events in the country. Country risk is defined as the risk in cross-border lending resulting from events in the country. These events include political and social unrests, exchange control, moratoria, currency devaluation, nationalisation and expropriation of assets.

Notes to the financial statements

for the financial year ended 31 December 2008

39. Financial risk management (continued)

(a) Credit risk (continued)

(i) Credit exposure

	The Group	
	2008 $ million	2007 $ million
Balances and placements with central banks	**19,609**	17,064
Singapore Government treasury bills and securities	**7,301**	8,806
Other government treasury bills and securities	**2,341**	3,481
Trading debt securities	**79**	240
Placements and balances with banks	**14,006**	12,943
Loans to non-bank customers	**99,840**	92,669
Derivative financial assets	**8,846**	5,068
Assets pledged	**3,000**	2,647
Investment debt securities	**13,311**	16,498
Others	**3,092**	3,284
	171,425	162,700
Contingent assets	**12,000**	13,082
Commitments	**44,844**	47,882
	228,269	223,664

(ii) Cross-border exposure above 1% of total assets

	The Group					
	Banks $ million	Non-Banks $ million	Central Banks and Governments $ million	Investments $ million	Total $ million	% of Total Assets
2008						
United States	**705**	**45**	**3**	**3,608**	**4,361**	**2.4**
South Korea	**2,035**	**146**	**–**	**1,325**	**3,506**	**1.9**
United Kingdom	**2,552**	**175**	**1**	**684**	**3,412**	**1.9**
France	**1,804**	**66**	*****	**551**	**2,421**	**1.3**
Hong Kong	**986**	**400**	**–**	**490**	**1,876**	**1.0**
2007						
United States	987	57	–	4,541	5,585	3.2
South Korea	2,246	79	–	2,175	4,500	2.6
United Kingdom	1,580	153	–	922	2,655	1.5
Germany	1,033	455	4	270	1,762	1.0

* *Less than $500,000*

39. Financial risk management (continued)

(a) **Credit risk** (continued)

(iii) Credit quality of gross loans and debt securities

Gross loans are graded in accordance with MAS Notice 612 as follows:

	The Group	
	2008 **$ million**	**2007** **$ million**
Passed	**99,001**	92,045
Special mention	**1,026**	825
Substandard	**1,345**	1,106
Doubtful	**126**	76
Loss	**535**	531
	102,033	94,583

Gross investment debt securities of the Group as at 31 December 2008 was $13,729 million (2007: $16,789 million) and provision for impairment of $276 million (2007: $237 million) was made for these securities.

Collateral such as properties, marketable securities and fixed deposits were obtained by the Group to mitigate its credit exposure.

(iv) Ageing analysis of past due and non-performing assets

	The Group			
	2008		**2007**	
	Past due but not impaired $ million	**Non-performing $ million**	**Past due but not impaired $ million**	**Non-performing $ million**
Current	**–**	**501**	–	203
Within 90 days	**3,699**	**417**	4,214	216
Over 90 to 180 days	**–**	**344**	–	202
Over 180 days	**–**	**1,043**	–	1,094
	3,699	**2,305**	4,214	1,715

(v) Past due and non-performing assets analysed by geographical segment

	The Group					
	2008			**2007**		
	Past due but not impaired $ million	**Non-performing $ million**	**Individual impairment $ million**	**Past due but not impaired $ million**	**Non-performing $ million**	**Individual impairment $ million**
Singapore	**2,366**	**808**	**325**	3,121	630	202
Malaysia	**818**	**547**	**182**	944	495	154
Thailand	**296**	**530**	**338**	46	436	237
Indonesia	**82**	**72**	**17**	44	73	18
Greater China	**99**	**97**	**48**	20	18	6
Other	**38**	**251**	**98**	39	63	30
	3,699	**2,305**	**1,008**	4,214	1,715	647

Notes to the financial statements

for the financial year ended 31 December 2008

39. Financial risk management (continued)

(a) **Credit risk** (continued)

(vi) Past due and non-performing assets analysed by industry

	The Group					
	2008			2007		
	Past due but not impaired $ million	Non-performing $ million	Individual impairment $ million	Past due but not impaired $ million	Non-performing $ million	Individual impairment $ million
Transport, storage and communication	**112**	**18**	**14**	103	20	12
Building and construction	**145**	**152**	**52**	221	145	46
Manufacturing	**803**	**539**	**263**	480	418	206
Financial institutions	**150**	**533**	**301**	137	181	35
General commerce	**822**	**411**	**191**	1,395	347	171
Professionals and private individuals	**1,233**	**269**	**98**	1,364	272	111
Housing loans	**360**	**286**	**32**	341	263	35
Other	**74**	**97**	**57**	173	69	31
	3,699	**2,305**	**1,008**	4,214	1,715	647

(vii) Security coverage of non-performing assets

	The Group	
	2008 $ million	2007 $ million
Non-performing assets secured by:		
Properties	**979**	944
Marketable securities, fixed deposits and other	**75**	57
Unsecured non-performing assets	**1,251**	714
	2,305	1,715

(viii) Collateral possessed during the financial year

	The Group	
	2008 $ million	2007 $ million
Properties	**11**	21
Securities and other	*****	67
	11	88

* *Less than $500,000*

Collateral possessed are disposed of in an orderly manner in accordance with target prices set. Proceeds from sale of collateral are used to reduce the outstanding loans.

39. Financial risk management (continued)

(b) **Foreign exchange risk**

Foreign exchange risk is the risk to earnings and economic value of foreign currency assets, liabilities and financial derivatives caused by fluctuations in foreign exchange rates.

The Group's foreign exchange exposures comprise trading, non-trading and structural foreign exchange exposures. Non-trading foreign exchange exposures are principally derived from customer businesses. Structural foreign currency exposures are represented by the net asset values of overseas branches, share of the net asset values of its overseas subsidiaries and associates, and long-term investment in overseas properties of the Group. The Group utilises mainly foreign currency forwards and swaps to hedge its foreign exchange exposures. Where possible, foreign investments are funded in the functional currencies of the respective locations to mitigate structural foreign currency exposures.

Foreign exchange risk is managed through policies and risk limits approved by the Asset and Liability Committee ("ALCO"). The limits, such as exposure by currency are independently monitored by Middle Office.

(i) The following table sets out the Group's assets, liabilities and financial derivatives by currency as at the balance sheet date. The off-balance sheet gap represents the net contract or notional amount of derivatives which is used principally to reduce the Group's exposure to foreign exchange risk.

	The Group						
	Singapore dollar $ million	US dollar $ million	Malaysian ringgit $ million	Thai baht $ million	Indonesian rupiah $ million	Other $ million	Total $ million
2008							
Cash, balances and placements with central banks	13,707	454	3,231	1,087	725	1,086	20,290
Securities [1]	11,595	7,799	920	474	83	6,252	27,123
Placements and balances with banks [1]	775	7,936	556	10	26	5,893	15,196
Loans to non-bank customers	54,833	15,763	11,064	6,147	2,367	9,666	99,840
Investment in associates	986	32	72	5	–	1	1,096
Intangible assets	3,182	–	–	723	306	–	4,211
Other	11,790	438	555	906	141	1,355	15,185
Total assets	96,868	32,422	16,398	9,352	3,648	24,253	182,941
Deposits and balances of non-bank customers	71,988	13,724	11,842	6,718	2,512	11,387	118,171
Deposits and balances of banks, and bills and drafts payable	5,650	12,927	1,683	92	31	9,617	30,000
Debts issued	2,475	3,401	–	278	28	64	6,246
Other	8,562	1,447	544	441	63	1,748	12,805
Total liabilities	88,675	31,499	14,069	7,529	2,634	22,816	167,222
On-balance sheet open position	8,193	923	2,329	1,823	1,014	1,437	
Off-balance sheet open position	4,278	(2,064)	(533)	(2)	7	(1,686)	
Net open position	12,471	(1,141)	1,796	1,821	1,021	(249)	
Of which:							
Net structural position	–	127	1,489	1,849	923	883	

[1] *Include assets pledged*

Notes to the financial statements

for the financial year ended 31 December 2008

39. Financial risk management (continued)

(b) **Foreign exchange risk** (continued)

(i) (continued)

	The Group						
	Singapore dollar $ million	**US dollar $ million**	**Malaysian ringgit $ million**	**Thai baht $ million**	**Indonesian rupiah $ million**	**Other $ million**	**Total $ million**
2007							
Cash, balances and placements with central banks	14,118	44	1,562	252	772	919	17,667
Securities [1]	12,172	9,598	977	1,242	110	8,343	32,442
Placements and balances with banks [1]	871	7,090	1,000	47	68	6,131	15,207
Loans to non-bank customers	49,184	14,086	10,504	6,691	2,292	9,912	92,669
Investment in associates	1,132	49	73	6	–	1	1,261
Intangible assets	3,182	–	–	734	349	–	4,265
Other	7,750	788	497	944	104	1,356	11,439
Total assets	88,409	31,655	14,613	9,916	3,695	26,662	174,950
Deposits and balances of non-bank customers	64,311	14,418	10,439	7,580	2,262	7,957	106,967
Deposits and balances of banks, and bills and drafts payable	3,968	14,233	2,214	351	120	13,029	33,915
Debts issued	2,657	3,285	–	675	46	3	6,666
Other	5,643	475	612	250	95	2,601	9,676
Total liabilities	76,579	32,411	13,265	8,856	2,523	23,590	157,224
On-balance sheet open position	11,830	(756)	1,348	1,060	1,172	3,072	
Off-balance sheet open position	428	1,293	312	883	(86)	(2,830)	
Net open position	12,258	537	1,660	1,943	1,086	242	
Of which:							
Net structural position	–	128	1,444	1,725	825	349	

[1] *Include assets pledged*

39. Financial risk management (continued)

(b) **Foreign exchange risk** (continued)

(ii) Structural currency exposures of the Group as at the balance sheet date were as follows:

	The Group		
	Structural currency exposure		
	Total $ million	Hedged $ million	Unhedged $ million
2008			
Australian dollar	**158**	**155**	**3**
Chinese renminbi	**742**	**–**	**742**
Hong Kong dollar	**212**	**161**	**51**
Indonesian rupiah	**923**	**–**	**923**
Malaysian ringgit	**1,489**	**–**	**1,489**
Thai baht	**1,849**	**–**	**1,849**
US dollar	**578**	**451**	**127**
Other	**241**	**154**	**87**
	6,192	**921**	**5,271**
2007			
Australian dollar	194	185	9
Chinese renminbi	117	–	117
Hong Kong dollar	315	191	124
Indonesian rupiah	825	–	825
Malaysian ringgit	1,444	–	1,444
Thai baht	1,725	–	1,725
US dollar	838	710	128
Other	363	264	99
	5,821	1,350	4,471

Notes to the financial statements

for the financial year ended 31 December 2008

39. Financial risk management (continued)

(c) **Interest rate risk**

Interest rate risk is the impact to earnings and economic value of the Group due to fluctuations in interest rates.

Interest rate exposure arises from differences in the maturity and repricing dates of assets, liabilities and off-balance sheet items. These mismatches are actively monitored and managed as part of the overall interest rate risk management process which is conducted in accordance with the Group's policies as approved by the ALCO.

(i) The table below summarises the effective average interest rates of the financial assets and financial liabilities as at the balance sheet date by major currency:

	The Group				
	Singapore dollar %	US dollar %	Malaysian ringgit %	Thai baht %	Indonesian rupiah %
2008					
Assets					
Placements with central banks	**0.62**	**0.25**	**3.26**	**2.72**	**5.43**
Placements and balances with banks	**0.38**	**2.13**	**3.50**	**3.40**	**7.68**
Loans to non-bank customers	**3.43**	**3.41**	**6.14**	**7.35**	**13.63**
Securities	**1.29**	**9.77**	**3.87**	**2.08**	**11.13**
Liabilities					
Deposits of non-bank customers	**0.68**	**1.21**	**2.78**	**2.43**	**7.30**
Deposits and balances of banks and debts issued	**1.34**	**1.73**	**3.70**	**2.18**	**10.48**
2007					
Assets					
Placements with central banks	2.54	1.38	3.53	3.22	6.13
Placements and balances with banks	1.76	5.22	3.57	3.08	6.91
Loans to non-bank customers	4.58	6.50	6.21	6.74	12.48
Securities	2.48	6.07	4.00	3.23	10.50
Liabilities					
Deposits of non-bank customers	1.88	3.93	3.20	2.28	5.27
Deposits and balances of banks and debts issued	2.58	4.94	3.52	2.69	7.65

39. Financial risk management (continued)

(c) **Interest rate risk** (continued)

(ii) The table below shows the Group's sensitivity to interest rates by time band based on the earlier of contractual repricing date and maturity date. Actual repricing dates may differ from contractual repricing dates due to prepayment of loans or early withdrawal of deposits.

	The Group							
	Up to 7 days $ million	Over 7 days to 1 month $ million	Over 1 to 3 months $ million	Over 3 to 12 months $ million	Over 1 to 3 years $ million	Over 3 years $ million	Non-interest bearing $ million	Total $ million
2008								
Cash, balances and placements with central banks	1,931	12,985	1,427	550	–	–	3,397	20,290
Securities [1]	387	4,383	4,822	4,957	4,052	8,288	234	27,123
Placements and balances with banks [1]	2,207	5,090	6,770	593	320	14	202	15,196
Loans to non-bank customers	17,777	46,532	19,076	7,955	5,527	1,944	1,029	99,840
Investment in associates	–	–	–	–	–	–	1,096	1,096
Intangible assets	–	–	–	–	–	–	4,211	4,211
Other	424	–	–	–	–	–	14,761	15,185
Total assets	22,726	68,990	32,095	14,055	9,899	10,246	24,930	182,941
Deposits and balances of non-bank customers	42,899	30,609	15,269	16,310	1,645	269	11,170	118,171
Deposits and balances of banks, and bills and drafts payable	5,230	17,775	4,065	361	–	–	2,569	30,000
Debts issued	17	86	287	3,826	55	1,592	383	6,246
Other	1,654	–	–	–	–	–	11,151	12,805
Total liabilities	49,800	48,470	19,621	20,497	1,700	1,861	25,273	167,222
Equity attributable to:								
Equity holders of the Bank	–	–	–	–	–	–	15,573	15,573
Minority interests	–	–	–	–	–	–	146	146
Total equity	–	–	–	–	–	–	15,719	15,719
Net on-balance sheet position	(27,074)	20,520	12,474	(6,442)	8,199	8,385	(16,062)	
Net off-balance sheet position	(676)	183	4,120	(4,735)	(348)	1,456	–	
Net interest rate sensitivity gap	(27,750)	20,703	16,594	(11,177)	7,851	9,841	(16,062)	

[1] *Include assets pledged*

Notes to the financial statements

for the financial year ended 31 December 2008

39. Financial risk management (continued)

(c) **Interest rate risk** (continued)

(ii) (continued)

	The Group							
	Up to 7 days $ million	Over 7 days to 1 month $ million	Over 1 to 3 months $ million	Over 3 to 12 months $ million	Over 1 to 3 years $ million	Over 3 years $ million	Non-interest bearing $ million	Total $ million
2007								
Cash, balances and placements with central banks	697	5,770	7,015	1,248	–	–	2,937	17,667
Securities [1]	307	3,032	5,615	6,050	5,502	8,799	3,137	32,442
Placements and balances with banks [1]	2,982	5,963	4,242	1,819	98	–	103	15,207
Loans to non-bank customers	19,150	42,922	13,286	8,722	5,679	1,668	1,242	92,669
Investment in associates	–	–	–	–	–	–	1,261	1,261
Intangible assets	–	–	–	–	–	–	4,265	4,265
Other	279	–	–	–	–	–	11,160	11,439
Total assets	23,415	57,687	30,158	17,839	11,279	10,467	24,105	174,950
Deposits and balances of non-bank customers	26,341	39,365	16,012	13,010	1,377	608	10,254	106,967
Deposits and balances of banks, and bills and drafts payable	5,984	17,865	6,578	1,381	–	–	2,107	33,915
Debts issued	276	428	409	234	112	5,218	(11)	6,666
Other	1,329	–	–	–	–	–	8,347	9,676
Total liabilities	33,930	57,658	22,999	14,625	1,489	5,826	20,697	157,224
Equity attributable to:								
Equity holders of the Bank	–	–	–	–	–	–	17,329	17,329
Minority interests	–	–	–	–	–	–	397	397
Total equity	–	–	–	–	–	–	17,726	17,726
Net on-balance sheet position	(10,515)	29	7,159	3,214	9,790	4,641	(14,318)	
Net off-balance sheet position	184	(2,441)	1,207	(509)	44	1,500	15	
Net interest rate sensitivity gap	(10,331)	(2,412)	8,366	2,705	9,834	6,141	(14,303)	

[1] *Include assets pledged*

(iii) The economic value of equity ("EVE") sensitivity at 100 and 200 basis points parallel interest rate shocks were negative $363 million and $724 million (2007: negative $371 million and $724 million) respectively. This is computed on the banking book for major currencies (Singapore dollar, US dollar and Malaysian ringgit) from major subsidiaries and branches. EVE is the present value of assets less present value of liabilities of the Group. The reported figures are based on the worst case of an upward and downward parallel shift in the yield curve. The repricing profile of loans and deposits that do not have maturity dates is generally based on the earliest possible repricing dates, taking into account the notice period to be served to the customers. Loan prepayment is generally estimated based on past statistics and trends where possible and material. There may be some differences in the assumptions across geographical locations due to variation in local conditions.

39. Financial risk management (continued)

(d) **Liquidity risk**

Liquidity risk is the risk that the Group is unable to meet its financial obligations as and when they fall due, such as upon maturity of deposits and draw-down of loans.

The Group manages liquidity risk in accordance with the liquidity framework approved by the ALCO. This framework comprises policies, controls and limits. These controls and policies include setting of cash flow mismatch limits, monitoring of liquidity early warning indicators, stress test analysis of cash flows in liquidity crisis scenarios and establishment of a comprehensive contingency funding plan. The Group is also required by the respective local regulators to maintain a certain percentage of its liability base in the form of cash and other liquid assets as a buffer against unforeseen liquidity requirements. The main objectives are honouring all cash outflow commitments on an on-going basis, satisfying statutory liquidity and reserve requirements, and avoiding raising funds at market premiums or through forced sale of assets.

(i) The following table shows the maturity analysis of the Group's assets and liabilities based on remaining contractual maturities. The contractual maturity profile often does not reflect the actual behavioural patterns. In particular, the Group has a significant amount of "core deposits" of non-bank customers which are contractually at call (included in the "Up to 7 days" time band) but historically a stable source of long-term funding for the Group.

	The Group							
	Up to 7 days $ million	**Over 7 days to 1 month $ million**	**Over 1 to 3 months $ million**	**Over 3 to 12 months $ million**	**Over 1 to 3 years $ million**	**Over 3 years $ million**	**No specific maturity $ million**	**Total $ million**
2008								
Cash, balances and placements with central banks	7,328	8,264	1,427	550	–	–	2,721	20,290
Securities [1]	559	2,965	3,003	4,322	5,104	10,992	178	27,123
Placements and balances with banks [1]	3,556	3,584	6,608	929	133	52	334	15,196
Loans to non-bank customers	3,570	13,098	14,372	11,582	13,129	36,059	8,030	99,840
Investment in associates	–	–	–	–	–	–	1,096	1,096
Intangible assets	–	–	–	–	–	–	4,211	4,211
Other	18	35	37	26	18	63	14,988	15,185
Total assets	15,031	27,946	25,447	17,409	18,384	47,166	31,558	182,941
Deposits and balances of non-bank customers	59,103	22,853	16,127	16,293	2,386	1,403	6	118,171
Deposits and balances of banks, and bills and drafts payable	12,103	11,442	5,418	589	1	–	447	30,000
Debts issued	4	40	197	147	1,529	3,945	384	6,246
Other	17	74	25	39	2	–	12,648	12,805
Total liabilities	71,227	34,409	21,767	17,068	3,918	5,348	13,485	167,222
Equity attributable to:								
Equity holders of the Bank	–	–	–	–	–	–	15,573	15,573
Minority interests	–	–	–	–	–	–	146	146
Total equity	–	–	–	–	–	–	15,719	15,719
Net maturity mismatch	(56,196)	(6,463)	3,680	341	14,466	41,818	2,354	

[1] *Include assets pledged*

Notes to the financial statements

for the financial year ended 31 December 2008

39. Financial risk management (continued)

(d) **Liquidity risk** (continued)

(i) (continued)

	The Group							
	Up to 7 days $ million	Over 7 days to 1 month $ million	Over 1 to 3 months $ million	Over 3 to 12 months $ million	Over 1 to 3 years $ million	Over 3 years $ million	No specific maturity $ million	Total $ million
2007								
Cash, balances and placements with central banks	1,825	5,056	7,049	1,251	35	155	2,296	17,667
Securities [1]	391	1,877	3,244	5,663	6,163	12,624	2,480	32,442
Placements and balances with banks [1]	4,501	3,842	4,501	1,984	286	99	(6)	15,207
Loans to non-bank customers	4,919	11,897	11,078	10,422	9,910	35,942	8,501	92,669
Investment in associates	–	–	–	–	–	–	1,261	1,261
Intangible assets	–	–	–	–	–	–	4,265	4,265
Other	151	314	199	156	91	390	10,138	11,439
Total assets	11,787	22,986	26,071	19,476	16,485	49,210	28,935	174,950
Deposits and balances of non-bank customers	40,900	33,808	15,414	12,257	1,802	2,176	610	106,967
Deposits and balances of banks, and bills and drafts payable	10,900	13,365	6,781	1,270	40	75	1,484	33,915
Debts issued	279	200	136	322	371	5,369	(11)	6,666
Other	188	336	183	208	93	24	8,644	9,676
Total liabilities	52,267	47,709	22,514	14,057	2,306	7,644	10,727	157,224
Equity attributable to:								
Equity holders of the Bank	–	–	–	–	–	–	17,329	17,329
Minority interests	–	–	–	–	–	–	397	397
Total equity	–	–	–	–	–	–	17,726	17,726
Net maturity mismatch	(40,480)	(24,723)	3,557	5,419	14,179	41,566	482	

[1] *Include assets pledged*

In addition to the above, the Group is also subject to liquidity requirements to support calls under outstanding contingent liabilities and undrawn credit facility commitments as disclosed in Notes 31 and 34a. The total outstanding contractual amounts of these items do not represent future cash requirements since the Group expects many of these contingent liabilities and commitments (such as direct credit substitutes and undrawn credit facilities) to expire without being called or drawn upon, and many of the contingent liabilities (such as letters of credit) are reimbursable by customers.

39. Financial risk management (continued)

(d) **Liquidity risk** (continued)

(ii) The following table shows the maturity analysis of the Group's assets and liabilities with behavioural adjustments on significant balance sheet items for Singapore, Malaysia and Thailand. The maturity profile for loans and deposits that do not have maturity dates, and fixed deposits that are frequently rolled over, is estimated based on past statistics and historical trends. Other balance sheet items such as credit cards are generally estimated based on the behavioural patterns of the customers. There may be some differences in the assumptions across geographical locations due to variations in local conditions.

	The Group					
	Up to 7 days $ million	**Over 7 days to 1 month $ million**	**Over 1 to 3 months $ million**	**Over 3 to 12 months $ million**	**Over 1 year $ million**	**Total $ million**
2008						
Cash, balances and placements with central banks	**7,328**	**8,264**	**1,427**	**550**	**2,721**	**20,290**
Securities [1]	**559**	**2,965**	**3,003**	**4,322**	**16,274**	**27,123**
Placements and balances with banks [1]	**3,556**	**3,584**	**6,608**	**929**	**519**	**15,196**
Loans to non-bank customers	**3,708**	**13,243**	**14,421**	**11,934**	**56,534**	**99,840**
Investment in associates	–	–	–	–	**1,096**	**1,096**
Intangible assets	–	–	–	–	**4,211**	**4,211**
Other	**18**	**35**	**37**	**26**	**15,069**	**15,185**
Total assets	**15,169**	**28,091**	**25,496**	**17,761**	**96,424**	**182,941**
Deposits and balances of non-bank customers	**8,398**	**11,705**	**2,989**	**1,695**	**93,384**	**118,171**
Deposits and balances of banks, and bills and drafts payable	**12,103**	**11,442**	**5,418**	**589**	**448**	**30,000**
Debts issued	**4**	**40**	**197**	**147**	**5,858**	**6,246**
Other	**12**	**53**	**12**	**17**	**12,711**	**12,805**
Total liabilities	**20,517**	**23,240**	**8,616**	**2,448**	**112,401**	**167,222**
Equity attributable to:						
Equity holders of the Bank	–	–	–	–	**15,573**	**15,573**
Minority interests	–	–	–	–	**146**	**146**
Total equity	–	–	–	–	**15,719**	**15,719**
Net maturity mismatch	**(5,348)**	**4,851**	**16,880**	**15,313**	**(31,696)**	

[1] *Include assets pledged*

Notes to the financial statements

for the financial year ended 31 December 2008

39. Financial risk management (continued)

(d) **Liquidity risk** (continued)

(ii) (continued)

	The Group					
	Up to 7 days $ million	Over 7 days to 1 month $ million	Over 1 to 3 months $ million	Over 3 to 12 months $ million	Over 1 year $ million	Total $ million
2007						
Cash, balances and placements with central banks	1,887	5,056	7,049	1,251	2,424	17,667
Securities [1]	391	1,877	3,244	5,663	21,267	32,442
Placements and balances with banks [1]	4,501	3,842	4,501	1,984	379	15,207
Loans to non-bank customers	4,942	11,966	11,233	11,153	53,375	92,669
Investment in associates	–	–	–	–	1,261	1,261
Intangible assets	–	–	–	–	4,265	4,265
Other	151	314	199	156	10,619	11,439
Total assets	11,872	23,055	26,226	20,207	93,590	174,950
Deposits and balances of non-bank customers	3,913	4,586	526	(7,084)	105,026	106,967
Deposits and balances of banks, and bills and drafts payable	11,067	13,368	6,781	1,270	1,429	33,915
Debts issued	279	200	136	322	5,729	6,666
Other	188	336	183	208	8,761	9,676
Total liabilities	15,447	18,490	7,626	(5,284)	120,945	157,224
Equity attributable to:						
Equity holders of the Bank	–	–	–	–	17,329	17,329
Minority interests	–	–	–	–	397	397
Total equity	–	–	–	–	17,726	17,726
Net maturity mismatch	(3,575)	4,565	18,600	25,491	(45,081)	

[1] *Include assets pledged*

39. Financial risk management (continued)

(e) Value-at-risk

The Group adopts a daily Value-at-Risk ("VaR") to estimate market risk within a 99% confidence interval using the historical simulation method. This methodology does not make assumptions on the distribution of returns and the correlations between risk classes. The method assumes that possible future changes in market rates may be implied by observed historical market movements. The level of VaR is dependent on the exposures, as well as market prices and volatilities. The table below shows the VaR profile by risk classes.

	The Group			
	Year end $ million	High $ million	Low $ million	Average $ million
2008				
Interest rate	**4.76**	**9.35**	**1.90**	**4.81**
Foreign exchange	**1.66**	**8.21**	**0.52**	**2.85**
Equity	**1.00**	**6.59**	**0.45**	**2.81**
Commodity	**0.01**	**0.31**	*	**0.06**
Specific risk [1]	**0.86**	**10.93**	**0.73**	**3.82**
Total VaR (general market risk with specific risk)	**4.63**	**11.73**	**3.83**	**7.97**
2007				
Interest rate	2.38	4.32	0.90	2.45
Foreign exchange	1.62	3.71	0.80	1.86
Equity	2.63	5.85	1.22	3.41
Commodity	0.02	0.19	*	0.03
Total VaR (general market risk)	2.62	5.91	1.66	3.76

* *Less than $5,000*

[1] *Specific risk encompasses specific equity market risk and specific credit market risk. It is computed from the residual volatility implied from the movement of individual assets and their corresponding indices.*

Notes to the financial statements

for the financial year ended 31 December 2008

40. Capital management

The Group's capital management objective is to maintain an optimal level of capital. Policies are set to ensure that the capital maintained is adequate to support business growth, taking into consideration regulatory requirements, the underlying risks of the Group's business and other factors such as rating targets. The policies endorsed by the Board of Directors are overseen by senior management.

The Group computes its capital adequacy ratios in accordance with MAS Notice 637 Risk-Based Capital Adequacy Requirements for Banks Incorporated in Singapore. The Bank and the Group are required to maintain minimum Tier 1 and total capital ratios of 6% and 10% respectively. The Group's Tier 1 capital comprises mainly share capital, reserves and retained earnings, and Tier 2 capital comprises qualifying subordinated notes and collective impairment provision. Risk-weighted assets include both on-balance sheet and off-balance sheet exposures adjusted for credit and market risks.

	The Group	
	2008 $ million	**2007 $ million**
Tier 1 capital		
Share capital	**1,896**	2,014
Preference shares	**2,149**	832
Disclosed reserves/other	**13,251**	13,894
Capital deductions		
Intangible assets	**(4,223)**	(4,279)
Other	**(617)**	–
	12,456	12,461
Upper Tier 2 capital		
Cumulative collective impairment/other	**478**	1,511
Subordinated notes	**5,259**	5,196
Capital deductions	**(617)**	–
	5,120	6,707
Capital deductions	**–**	(1,086)
Total capital	**17,576**	18,082
Risk-weighted assets [1]	**114,712**	124,772
Capital adequacy ratios (%)		
Tier 1	**10.9**	10.0
Total	**15.3**	14.5

[1] *Include operational risk with effect from 1 January 2008 and market risk.*

41. Authorisation of financial statements

The financial statements were authorised for issue by the Board of Directors on 27 February 2009.

[illegible]

(Incorporated in Singapore)

and its subsidiaries

31 December 2008

Investor reference

Contents

UOB share price and turnover


Monthly turnover ('000)
$ per share
250000
240000
230000
220000
210000
200000
190000
180000
170000
160000
150000
140000
130000
120000
110000
100000
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
25
24
23
22
21
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
2004
2005
2006
2007
2008
Monthly turnover ('000)
$ per share

	2004	2005	2006	2007	**2008**
Share price ($)					
Highest	14.50	15.20	19.40	24.20	**21.70**
Lowest	12.40	13.50	14.20	18.40	**10.40**
Average	13.45	14.35	16.80	21.30	**16.05**
Last done	13.80	14.60	19.40	19.90	**12.92**
Price/Earning ratio (times)	14.52	12.90	10.17	15.66	**12.84**
Dividend cover (times)	1.95	1.57	2.08	1.90	**2.14**
Net dividend yield (%)	3.57	4.93	4.83	3.46	**3.74**

Note:
Average share prices are used in computing price/earning ratio and net dividend yield.

Statistics of shareholdings

as at 12 March 2009

Distribution of shareholdings

Size of shareholdings	No. of shareholders	%	No. of shares (excluding treasury shares)	%
1 - 999	7,002	19.86	1,868,425	0.12
1,000 - 10,000	25,197	71.46	66,328,898	4.41
10,001 - 1,000,000	2,998	8.50	133,870,304	8.89
1,000,001 and above	63	0.18	1,303,542,998	86.58
Total :	35,260	100.00	1,505,610,625	100.00

Public float

Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the total number of issued shares excluding treasury shares (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 12 March 2009, approximately 76% of the issued ordinary shares of the Company was held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty largest shareholders (as shown in the Register of Members and Depository Register)

Name of shareholders	No. of shares	%*
DBS Nominees Pte Ltd	363,333,664	24.13
DBSN Services Pte Ltd	125,849,443	8.36
Wee Investments Private Ltd	112,809,184	7.49
Citibank Nominees S'pore Pte Ltd	111,639,026	7.42
HSBC (Singapore) Nominees Pte Ltd	110,672,474	7.35
Wah Hin and Company Private Limited	81,221,771	5.40
Tai Tak Estates Sendirian Berhad	67,445,739	4.48
UOB Kay Hian Pte Ltd	65,801,286	4.37
United Overseas Bank Nominees (Pte) Ltd	55,026,693	3.66
C Y Wee & Co Pte Ltd	32,245,653	2.14
Raffles Nominees Pte Ltd	20,807,827	1.38
UOB Nominees (2006) Pte Ltd	17,065,221	1.13
Wee Cho Yaw	16,390,248	1.09
Tee Teh Sdn Berhad	10,519,954	0.70
DB Nominees (S) Pte Ltd	7,730,118	0.51
Merrill Lynch (S'pore) Pte Ltd	5,757,248	0.38
Overseas Union Insurance, Ltd – Offshore Insurance Fund	5,425,760	0.36
TM Asia Life Singapore Ltd – Par Fund	4,554,712	0.30
Estate of Lo Kwang Pheng Deceased	4,369,500	0.29
Ho Sim Guan	4,186,000	0.28
Total :	1,222,851,521	81.22

* *Percentage is calculated based on the total number of issued shares, excluding treasury shares, of the Bank.*

Statistics of shareholdings

as at 12 March 2009

Substantial shareholders (as shown in the Register of Substantial Shareholders)

	Shareholdings registered in the name of substantial shareholders	Other shareholdings in which substantial shareholders are deemed to have an interest	Total interest	
Name of substantial shareholders	**No. of shares**	**No. of shares**	**No. of shares**	**Percentage of shares***
Estate of Lien Ying Chow, deceased	316,516	81,331,554 [(1)]	81,648,070	5.42
Lien Ying Chow Private Limited	–	81,231,771 [(1)]	81,231,771	5.40
Wah Hin and Company Private Limited	81,221,771	10,000 [(2)]	81,231,771	5.40
Sandstone Capital Pte Ltd	10,000	81,221,771 [(3)]	81,231,771	5.40
Wee Cho Yaw	16,390,248	245,059,557 [(4)]	261,449,805	17.37
Wee Ee Cheong	2,865,357	146,630,553 [(4)]	149,495,910	9.93
Wee Ee Chao	141,164	116,402,696 [(4)]	116,543,860	7.74
Wee Ee Lim	1,606,834	146,633,758 [(4)]	148,240,592	9.85
Wee Investments Private Ltd	112,809,021	171,021	112,980,042	7.50

* *Percentage is calculated based on the total number of issued shares, excluding treasury shares, of the Bank.*

Notes:

[(1)] *Estate of Lien Ying Chow, deceased and Lien Ying Chow Private Limited are each deemed to have an interest in the 81,231,771 UOB shares in which Wah Hin and Company Private Limited has an interest.*

[(2)] *Wah Hin and Company Private Limited is deemed to have an interest in the 10,000 UOB shares held by Sandstone Capital Pte Ltd.*

[(3)] *Sandstone Capital Pte Ltd is deemed to have an interest in the 81,221,771 UOB shares held by Wah Hin and Company Private Limited.*

[(4)] *Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.*

Five-year ordinary share capital summary

Year	Particulars	Number of ordinary shares
	Balance in issue/circulation brought forward	1,571,663,625
2004	Exercise of share options	1,008,000
	Share buyback and cancelled	(36,417,000)
	Balance in issue/circulation at year end	1,536,254,625
2005	Exercise of share options	1,588,000
	Balance in issue/circulation at year end	1,537,842,625
2006	Exercise of share options	1,501,000
	Share buyback and cancelled	(16,068,000)
	Balance in issue/circulation at year end	1,523,275,625
2007	Exercise of share options	484,000
	Share buyback and held in treasury	(11,597,000)
	Balance in issue at year end	1,523,759,625
	Balance in circulation at year end	1,512,162,625
2008	**Exercise of share options**	**171,000**
	Share buyback and held in treasury	**(6,723,000)**
	Balance in issue at year end	**1,523,930,625**
	Balance in circulation at year end	**1,505,610,625**

Our international network

Banking services

Singapore

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
Phone: (65) 6533 9898
Fax: (65) 6534 2334
SWIFT: UOVBSGSG
Website: www.uobgroup.com

United Overseas Bank Limited has 63 branches in Singapore.

Far Eastern Bank Limited
(a subsidiary)
156 Cecil Street, #01-00
Far Eastern Bank Building
Singapore 069544
Phone: (65) 6221 9055
Fax: (65) 6224 2263
Website: www.uobgroup.com

Australia

UOB Sydney Branch
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Phone: (61)(2) 9221 1924
Fax: (61)(2) 9221 1541
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Country Head, Australia & New Zealand: Peter Mackinlay
General Manager, Operations: Yeo Aik Leng Eric
General Manager, Business Development: Tan Kok Soon David

Brunei

UOB Bandar Seri Begawan Branch
Units 10 & 11, Bangunan D'Amin Jaya
Lot 54989, Kampong Kiarong
Bandar Seri Begawan BE1318
Phone: (673) 222 5477/222 2210/222 0380
Fax: (673) 224 0792
Cable: OVERSUNION BSB
Telex: OUB BU 2256
SWIFT: UOVBBNBB
Email: uobbsb@brunet.bn
General Manager: Lai Ted Min George

UOB Kuala Belait Branch
Chinese Chamber of Commerce Building
Ground Floor
Lot 104, Jalan Bunga Raya
Kuala Belait KA1131
Phone: (673) 333 1889/334 1012
Fax: (673) 333 1391
Email: uobkb@brunet.bn
Branch Manager: Shim Shoon Chong

Canada

UOB Vancouver Branch
Vancouver Centre, #1680
650 West Georgia Street
P.O. Box 11616
Vancouver, British Columbia
Canada V6B 4N9
Phone: (1)(604) 662 7055
Fax: (1)(604) 662 3356
Telex: 04-507520 TYEHUA VCR
Email: UOB.Vancouver@UOBgroup.com
General Manager: Koh Kok Jin

China

United Overseas Bank (China) Limited
(a subsidiary)
13F-14F, Shanghai Erdos International Mansion
1118 Pudong South Road
Pudong New Area
Shanghai 200122
Phone: (86)(21) 3852 8188
Fax: (86)(21) 3852 8189
SWIFT: UOVBCNSH
Email: UOB.China@UOBgroup.com
President & Chief Executive Officer: Tan Kian Huat

United Overseas Bank (China) Limited has eight branches in China.

Hong Kong S.A.R.

UOB Hong Kong Main Branch
25/F Gloucester Tower
The Landmark
15 Queen's Road
Central, Hong Kong S.A.R.
Phone: (852) 2521 1521/2910 8888
Fax: (852) 2810 5506
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon

UOB Central Branch
SBI Centre
54-58 Des Voeux Road
Central, Hong Kong S.A.R.
Phone: (852) 2842 5666
Fax: (852) 2537 7890
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon

UOB Mongkok Branch
794 Nathan Road
Ground Floor
Kowloon, Hong Kong S.A.R.
Phone: (852) 2381 2292
Fax: (852) 2397 4564
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon

UOB Sheung Wan Branch
Cosco Tower
Units 1607-1614, 16/F
183 Queen's Road
Central, Hong Kong S.A.R.
Phone: (852) 2910 8833
Fax: (852) 2810 5773/2537 7653
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon

UOB Yaumatei Branch
554 Nathan Road
Ground Floor
Kowloon, Hong Kong S.A.R.
Phone: (852) 2532 6888
Fax: (852) 2388 2613
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer: Chan Tze Leung Robert
Deputy Chief Executive Officer: Chow Yew Hon

Indonesia

UOB Jakarta Representative Office
Sona Topas Tower, 2nd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Phone: (62)(21) 250 6382
Fax: (62)(21) 250 6379
Chief Representative: Utami Dewi Suhadi

PT Bank UOB Indonesia
(a subsidiary)
Sona Topas Tower, 1st - 3rd Floors
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Phone: (62)(21) 250 6330
Fax: (62)(21) 250 6331
Telex: 760418UOBIA
SWIFT: UOBBIDJA
Email: UOB.Jakarta@UOBgroup.com
President Director: Iwan Satawidinata

PT Bank UOB Indonesia has ten branches in Indonesia.

PT Bank UOB Buana Tbk.
(a subsidiary)
Jl. Gajah Mada No. 1A
Jakarta 10130
Phone: (62)(21) 6386 5927/633 0585/6386 5931
Fax: (62)(21) 632 4467/632 2373
SWIFT: BBIJIDJA
Website: www.uobbuana.com
President Director: Armand Bachtiar Arief
Vice President Director: Wang Lian Khee

PT Bank UOB Buana Tbk. has 205 branches in Indonesia.

Japan

UOB Tokyo Branch
Shin Kokusai Building, 3-4-1
Marunouchi, Chiyoda-ku
Tokyo 100-0005
Phone: (81)(3) 3216 4251
Fax: (81)(3) 3216 4254
SWIFT: UOVBJPJT
Email: UOB.Tokyo@UOBgroup.com
General Manager: Wong Kwong Yew

Malaysia

UOB Labuan Branch
Level 6A, Main Office Tower
Financial Park Labuan Complex
Jalan Merdeka
87000 Labuan F T Malaysia
Phone: (60)(87) 424 388
Fax: (60)(87) 424 389
Telex: MA 87026 TYEHUA
Email: UOB.Labuan@UOBgroup.com
Acting General Manager: Ng Bee Hoon Angie

United Overseas Bank (Malaysia) Bhd
(a subsidiary)
Menara UOB
Jalan Raja Laut
P.O. Box 11212
50738 Kuala Lumpur
Phone: (60)(3) 2692 7722
Fax: (60)(3) 2691 0281
Cable: BANKUOBMKUALALUMPUR
Telex: MA 34191 UOBMHO
SWIFT: UOVBMYKL
Email: uob121@uob.com.my
Website: www.uob.com.my
Director & Chief Executive Officer:
Chan Kok Seong

United Overseas Bank (Malaysia) Bhd has 41 branches in Malaysia.

Myanmar

UOB Yangon Representative Office
48 Aung Teza Street, 6th Ward
High Land Avenue
Mayangone Township
Yangon
Phone: (95)(1) 667 818
Fax: (95)(1) 554 351/391 239
Email: UOB.Yangon@UOBgroup.com
Chief Representative: Hla Thaung

Philippines

United Overseas Bank Philippines
(A Thrift Bank)
(a subsidiary)
Pacific Star Building
17th Floor
Sen. Gil Puyat Avenue corner
Makati Avenue
Makati City
Phone: (63)(2) 6700 8686
Fax: (63)(2) 811 5917
SWIFT: UOVBPHMM
Email: info@uob.com.ph
President & Chief Executive Officer:
Emmanuel T. Mangosing

South Korea

UOB Seoul Branch
Suite 1508, Kyobo Building 1, 1-Ga
Jongno, Jongno-Gu
Seoul 110-714
Phone: (82)(2) 739 3916/739 3919
Fax: (82)(2) 730 9570
SWIFT: UOVBKRSE
Telex: K28978 TYEHUA
Email: UOB.Seoul@UOBgroup.com
General Manager: Chung Kok Kai Steven

Taiwan

UOB Taipei Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Phone: (886)(2) 2715 0125
Fax: (886)(2) 2713 7456
Telex: 26147 TYEHUA
Email: UOB.Taipei@UOBgroup.com
General Manager: Chang Chien-Yi Lily

Thailand

United Overseas Bank (Thai) Public Company Limited
(a subsidiary)
191 South Sathon Road
Sathon
Bangkok 10120
Phone: (66)(2) 343 3000
Fax: (66)(2) 287 2973/287 2974
Telex: 84351 BKASIA TH
SWIFT: BKASTHBK
Website: www.uob.co.th
President & Chief Executive Officer:
Wong Kim Choong
Deputy President & Deputy Chief Executive Officer: Chua Teng Hui

United Overseas Bank (Thai) Public Company Limited has 151 branches in Thailand and one branch in Cayman Islands.

United Kingdom

UOB London Branch
19 Great Winchester Street
London EC2N 2BH
Phone: (44)(207) 628 3504
Fax: (44)(207) 628 3433
SWIFT: UOVBGB2L
Email: UOB.London@UOBgroup.com
General Manager: Ho Chai Seng

United States Of America

UOB New York Agency
UOB Building
592 Fifth Avenue
10th Floor, 48th Street
New York, NY 10036
Phone: (1)(212) 382 0088
Fax: (1)(212) 382 1881
SWIFT: UOVBUS33
Email: UOB.NewYork@UOBgroup.com
Agent & General Manager:
Lim Phoon Seng George

UOB Los Angeles Agency
777 South Figueroa Street
Suite 518, Los Angeles
California 90017
Phone: (1)(213) 623 8042
Fax: (1)(213) 623 3412
Email: UOB.LosAngeles@UOBgroup.com
Agent & General Manager: Chen Hoong

Vietnam

UOB Ho Chi Minh City Branch
Central Plaza Office Building
Ground Floor
17 Le Duan Boulevard
District 1, Ho Chi Minh City
Phone: (84)(8) 3825 1424
Fax: (84)(8) 3825 1423
SWIFT: UOVBVNVX
Email: uobhcmc-ops@hcmc.netnam.vn
Acting General Manager: Ho Sze Ming

Correspondents

In all principal cities of the world

Related financial services

Gold/Futures Dealing

Singapore

UOB Bullion and Futures Limited
(a subsidiary)
80 Raffles Place, 5th Storey
UOB Plaza 1
Singapore 048624
Phone: (65) 6233 6006/6535 7122/6539 8949
Fax: (65) 6535 6312
Email: Futures@UOBgroup.com
Chief Executive Officer: Ng Kwan Meng

Taiwan

UOB Bullion and Futures Limited, Taiwan Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Phone: (886)(2) 2545 6163
Fax: (886)(2) 2719 9434
Email: vincent-cheng@umail.hinet.net
Branch Manager: Cheng Chih Jung Vincent

Thailand

UOB Bullion and Futures (Thai) Company Limited
(a subsidiary)
191 South Sathon Road, 7th Floor
Bangkok 10120
Phone: (66)(0) 2213 2611/2343 3998
Fax: (66)(0) 2213 2614
Email: MarketingUOBFT@uob.co.th
Chief Executive Officer:
Seet Choon Seng Dennis

Insurance

Singapore

United Overseas Insurance Limited
(a subsidiary)
3 Anson Road, #28-01
Springleaf Tower
Singapore 079909
Phone: (65) 6222 7733
Fax: (65) 6327 3869/6327 3870
Email: ContactUs@uoi.com.sg
Managing Director: Chan Mun Wai David

UOB Life Assurance Limited
(a subsidiary)
156 Cecil Street, #10-01
Far Eastern Bank Building
Singapore 069544
Phone: (65) 6227 8477
Fax: (65) 6224 3012
Email: uoblife@UOBgroup.com
Website: www.uoblife.com.sg
Managing Director: Toi See Jong

Hong Kong S.A.R.

UOB Insurance (H.K.) Limited
(a subsidiary)
16th Floor, Worldwide House
19 Des Voeux Road
Central, Hong Kong S.A.R.
Phone: (852) 3606 9933
Fax: (852) 2810 0225
Director: Chan Mun Wai David

Our international network

Indonesia

PT UOB Life-Sun Assurance
(a subsidiary)
Sona Topas Tower Lt. 1
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Phone: (62)(21) 250 0888
Fax: (62)(21) 250 0908

Investment Management

Singapore

UOB Asset Management Ltd
(a subsidiary)
80 Raffles Place, 3rd Storey
UOB Plaza 2
Singapore 048624
Phone: (65) 6532 7988
Fax: (65) 6535 5882
Email: uobam@UOBgroup.com
Managing Director & Chief Investment Officer:
Thio Boon Kiat

UOB Venture Management Private Limited
(a subsidiary)
80 Raffles Place, #30-20
UOB Plaza 2
Singapore 048624
Phone: (65) 6539 2268
Fax: (65) 6538 2569
Email: info@uobvm.com.sg
Managing Director: Seah Kian Wee

Brunei

UOB Asset Management (B) Sdn Bhd
(a subsidiary)
1st Floor, Units FF03-FF05
The Centrepoint Hotel
Jalan Gadong
Bandar Seri Begawan BE3519
Phone: (673) 242 4806
Fax: (673) 242 4805
General Manager: Kamal Haji Muhammad

China

UOB Investment Consultancy (Beijing) Limited
(an associate)
8/F Taiji Building
No. 211, Bei Si Huan Middle Road
HaiDian District
Beijing 100083
Phone: (86)(10) 5161 6671
Fax: (86)(10) 5161 6700
Email: admin@uobim.com.cn
Contact: Seah Kian Wee

UOB Venture Management (Shanghai) Co., Ltd
(a subsidiary)
United Plaza, Room 3307
1468 Nanjing West Road
Shanghai 200040
Phone: (86)(21) 6247 6228
Fax: (86)(21) 6289 8817
Email: info@uobvm.com.cn
Managing Director: Seah Kian Wee

SZVC-UOB Venture Management Co., Ltd
(an associate)
11/F Investment Building
No. 4009 Shennan Road
Futian Central District
Shenzhen 518026
Phone: (86)(755) 8291 2888
Fax: (86)(755) 8290 4093
Email: master@szvc.com.cn
Deputy General Manager: Tao Alina

France

UOB Global Capital SARL
(a subsidiary)
40 rue La Perouse
75116 Paris
Phone: (33)(1) 5364 8400
Fax: (33)(1) 5364 8409
Email: mlandau@uobglobal.com
Managing Director: Michael Landau

Malaysia

UOB-OSK Asset Management Sdn Bhd
(a subsidiary)
Menara UOB, Level 13
Jalan Raja Laut
50350 Kuala Lumpur
Phone: (60)(3) 2732 1181
Fax: (60)(3) 2732 1100
Email: uobosk@bloomberg.net
Chief Executive Officer: Lim Suet Ling

Taiwan

UOB Investment Advisor (Taiwan) Ltd
(a subsidiary)
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 10544
Phone: (886)(2) 2719 7005
Fax: (886)(2) 2545 6591
Email: uobia@uobia.com.tw
General Manager: Juang San-Tay

Thailand

UOB Asset Management (Thai) Company Limited
(a subsidiary)
191 South Sathon Road, 11th Floor
Yannawa, Sathon
Bangkok 10120
Phone: (66)(2) 676 7100
Fax: (66)(2) 676 7880/676 7887
Website: www.uobam.co.th
Chief Executive Officer: Vana Bulbon

United States Of America

UOB Global Capital LLC
(a subsidiary)
UOB Building
592 Fifth Avenue
Suite 602
New York, NY 10036
Phone: (1)(212) 398 6633
Fax: (1)(212) 398 4030
Email: dgoss@uobglobal.com
Managing Director: David Goss

Merchant Banking

Singapore

UOB Asia Limited
(a subsidiary)
80 Raffles Place, 3rd Storey
UOB Plaza 1
Singapore 048624
Phone: (65) 6539 2181
Fax: (65) 6536 0016
Director: Tay Tong Poh

Australia

UOB Australia Limited
(a subsidiary)
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Phone: (61)(2) 9221 1924
Fax: (61)(2) 9221 1541
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Director & Country Head, Australia & New Zealand: Peter Mackinlay
Director & General Manager, Operations: Yeo Aik Leng Eric

Hong Kong S.A.R.

UOB Asia (Hong Kong) Limited
(a subsidiary)
Suite 601, 6/F AON China Building
29 Queen's Road
Central, Hong Kong S.A.R.
Phone: (852) 2868 2633
Fax: (852) 2840 0438
Email: uobahk@uobahk.com
Chief Executive Officer: Yip Kwok Kwan

Stockbroking

Singapore

UOB-Kay Hian Holdings Limited
(an associate)
80 Raffles Place, #30-01
UOB Plaza 1
Singapore 048624
Phone: (65) 6535 6868
Fax: (65) 6532 6919
Telex: RS 24085
Website: www.uobkayhian.com
Managing Director: Wee Ee Chao

Notice of annual general meeting

United Overseas Bank Limited (Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

Notice is hereby given that the **Sixty-Seventh Annual General Meeting** of members of the Company will be held at Pan Pacific Singapore, Pacific 2-3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on Wednesday, 29 April 2009 at 3.00 pm to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2008.

Resolution 2 To declare a final one-tier tax-exempt dividend of 40 cents per ordinary share for the year ended 31 December 2008.

Resolution 3 To approve Directors' fees of $912,500 for 2008 (2007: $912,500).

Resolution 4 To approve a fee of $2,500,000 to the Chairman of the Bank, Dr Wee Cho Yaw, for the period from January 2008 to December 2008.

Resolution 5 To re-appoint Ernst & Young LLP as Auditors of the Company and authorise the Directors to fix their remuneration.

Resolution 6 To re-elect Mr Wee Ee Cheong as Director.

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

"THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr ____________________ be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

In respect of:

Resolution 7 Dr Wee Cho Yaw

Resolution 8 Professor Lim Pin

Resolution 9 Mr Ngiam Tong Dow

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 10 "THAT authority be and is hereby given to the Directors to:

(a) (i) issue ordinary shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (including options under the UOB 1999 Share Option Scheme (the "Scheme")) (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

Notice of annual general meeting

provided that:

(1) the aggregate number of ordinary shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 percent of the total number of issued shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 percent of the total number of issued shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares, excluding treasury shares, in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or sub-division of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier."

Resolution 11 "THAT

(a) authority be and is hereby given to the Directors to:

(i) allot and issue any of the preference shares referred to in Articles 7A, 7B, 7C, 7D, 7E and/or 7F of the Articles of Association of the Company; and/or

(ii) make or grant offers, agreements or options that might or would require the preference shares referred to in sub-paragraph (i) above to be issued,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit and (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) to issue the preference shares referred to in sub-paragraph (i) above in connection with any offers, agreements or options made or granted by the Directors while this Resolution was in force;

(b) the Directors be authorised to do all such things and execute all such documents as they may consider necessary or appropriate to give effect to this Resolution as they may deem fit; and

(c) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier."

Notes to Resolutions

Resolution 2 is to approve a final dividend. The Transfer Books and Register of Members will be closed from 12 May 2009 to 13 May 2009, both dates inclusive, for the preparation of dividend warrants. Registrable transfers received up to 5.00 pm on 11 May 2009 will be entitled to the dividend. If approved, the final dividend will be paid on 25 May 2009.

Resolution 4 is to approve a fee of $2,500,000 for the period from January 2008 to December 2008 to the Chairman of the Bank, Dr Wee Cho Yaw, for providing advice and guidance to Management. Dr Wee has vast experience, knowledge and expertise acquired over more than 40 years with the Bank.

Resolution 6 is to re-elect Mr Wee Ee Cheong who is the Deputy Chairman and Chief Executive Officer of the Bank and an alternate to Dr Wee Cho Yaw on the Nominating Committee.

Resolution 7 is to re-appoint Dr Wee Cho Yaw. Dr Wee is a non-independent member and Chairman of the Remuneration Committee and a non-independent member of the Nominating Committee.

Resolution 8 is to re-appoint Professor Lim Pin who is an independent member of the Nominating and Remuneration Committees.

Resolution 9 is to re-appoint Mr Ngiam Tong Dow who is an independent member of the Nominating Committee.

Resolution 10 is to empower the Directors to issue ordinary shares in the capital of the Company and to make or grant instruments (such as warrants or debentures or options, including options under the UOB 1999 Share Option Scheme ("Scheme")) convertible into ordinary shares, and to issue ordinary shares in pursuance of such instruments, up to an amount not exceeding in total 50 percent of the total number of issued shares, excluding treasury shares, in the capital of the Company, but with a sub-limit of 20 percent for issue of shares other than on a pro-rata basis to shareholders ("General Mandate"). For the purpose of determining the aggregate number of ordinary shares that may be issued pursuant to the General Mandate, the percentage of issued shares in the capital of the Company shall be based on the total number of issued shares, excluding treasury shares, in the capital of the Company at the time that Resolution 10 is passed, after adjusting for (a) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 10 is passed, and (b) any subsequent bonus issue, consolidation or subdivision of ordinary shares. A copy of the Regulations of the Scheme is available for inspection by shareholders during normal office hours at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624 (Attention: The Company Secretary). As at 12 March 2009, there were 269,000 outstanding options under the Scheme.

Resolution 11 is to enable the Directors to issue any of the preference shares referred to in Articles 7A, 7B, 7C, 7D, 7E and/or 7F of the Articles of Association of the Company and/or make or grant offers, agreements or options that might or would require such preference shares to be issued at any time. The Directors will only issue such preference shares under this Resolution if they consider it appropriate and in the interest of the Company to do so.

BY ORDER OF THE BOARD

Chan Vivien
Secretary

Singapore, 8 April 2009

Notes:

(1) A member entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) To be effective, the instrument appointing a proxy must be deposited at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624 (Attention: The Company Secretary) not less than 48 hours before the time set for holding the Meeting.

This page has been intentionally left blank

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a Meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the Meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Meeting.
5. The instrument appointing a proxy or proxies must be deposited at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624 (Attention: The Company Secretary) not less than 48 hours before the time appointed for the Meeting.
6. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.
7. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.
8. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.
9. Agent banks acting on the request of CPF investors who wish to attend the Meeting as observers are required to submit in writing, a list with details of the investors' name, NRIC/Passport number, address and number of shares held. The list, signed by an authorised signatory of the agent bank, should reach the Company Secretary's office not later than 48 hours before the time appointed for holding the Meeting.

1st fold

2nd fold

UOB

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399



The Company Secretary
UNITED OVERSEAS BANK LIMITED
80 Raffles Place #04-20 UOB Plaza 2
Singapore 048624



Fold and glue overleaf. Do not staple.

Proxy form



United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

Important
1. The Annual Report 2008 is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited. FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

I/We ____(Name)

of ____(Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint

Name		**Proportion of Shareholdings**	
NRIC/Passport No.		**No. of Shares**	**%**
Address			

and/or *

Name		**Proportion of Shareholdings**	
NRIC/Passport No.		**No. of Shares**	**%**
Address			

* *Please delete as appropriate.*

or failing him/her, the **Chairman of the Meeting** as my/our proxy, to attend and vote for me/us on my/our behalf at the **Sixty-Seventh Annual General Meeting** of members of the Company, to be held at Pan Pacific Singapore, Pacific 2-3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on Wednesday, 29 April 2009 at 3.00 pm, and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	**Ordinary Resolutions**	**For**	**Against**
Resolution 1	Financial Statements, Directors' Report & Auditors' Report		
Resolution 2	Final dividend		
Resolution 3	Directors' fees		
Resolution 4	Chairman's fee		
Resolution 5	Auditors & their remuneration		
Resolution 6	Re-election (Mr Wee Ee Cheong)		
Resolution 7	Re-appointment (Dr Wee Cho Yaw)		
Resolution 8	Re-appointment (Professor Lim Pin)		
Resolution 9	Re-appointment (Mr Ngiam Tong Dow)		
Resolution 10	Authority to issue ordinary shares		
Resolution 11	Authority to issue preference shares		

Dated this ________ day of ______________ 2009

____
Signature(s) or Common Seal of Shareholder(s)

Shares in:	**No. of Shares**
(i) Depository Register	
(ii) Register of Members	
Total	

Corporate information

Board of Directors
Wee Cho Yaw
(Chairman)
Wee Ee Cheong
(Deputy Chairman & Chief Executive Officer)
Ngiam Tong Dow
Cham Tao Soon
Wong Meng Meng
Yeo Liat Kok Philip
Tan Kok Quan
(Retired on 30 April 2008)
Lim Pin
Lien Jown Leam Michael
Thein Reggie

Executive Committee
Wee Cho Yaw
(Chairman)
Wee Ee Cheong
Ngiam Tong Dow
Cham Tao Soon
Yeo Liat Kok Philip

Audit Committee
Cham Tao Soon
(Chairman)
Yeo Liat Kok Philip
Thein Reggie

Nominating Committee
Wong Meng Meng
(Chairman)
Wee Cho Yaw
Ngiam Tong Dow
Cham Tao Soon
Lim Pin
Wee Ee Cheong
(Alternate to Wee Cho Yaw)

Remuneration Committee
Wee Cho Yaw
(Chairman)
Cham Tao Soon
Yeo Liat Kok Philip
Lim Pin

Secretary
Chan Vivien

Share Registrar
Boardroom Corporate & Advisory Services Pte Ltd
3 Church Street
#08-01 Samsung Hub
Singapore 049483
Phone: (65) 6536 5355
Fax: (65) 6536 1360

Auditors
Ernst & Young LLP
One Raffles Quay
North Tower Level 18
Singapore 048583
Partner-in-charge: Ngan Winston
(Appointed on 29 April 2004)

Registered Office
80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration Number: 193500026Z
Phone: (65) 6533 9898
Fax: (65) 6534 2334
SWIFT: UOVBSGSG
Website: uobgroup.com

Investor Relations
28B Boat Quay
Singapore 049818
Fax: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com

designed and produced by
greymatter williams and phoa (asia)

uobgroup.com

United Overseas Bank Limited

Head Office
80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration No.: 193500026Z

Phone: (65) 6533 9898
Fax: (65) 6534 2334

CIRCULAR DATED 8 APRIL 2009

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your shares in the capital of United Overseas Bank Limited ("**UOB**"), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward delivery to the purchaser.


UOB
大華銀行

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	27 April 2009 at 3.15 p.m.
Date and time of Extraordinary General Meeting	:	29 April 2009 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Seventh Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Pan Pacific Singapore Pacific 2 - 3, Level 1 7 Raffles Boulevard, Marina Square Singapore 039595

CONTENTS

In this Circular, the following definitions apply throughout unless the context otherwise requires:

"Banking Act"	:	Banking Act, Chapter 19 of Singapore.
"CDP"	:	The Central Depository (Pte) Limited.
"2008 Circular"	:	The Company's Circular to Shareholders dated 4 April 2008.
"Companies Act"	:	Companies Act, Chapter 50 of Singapore.
"Directors"	:	The directors of UOB for the time being.
"EGM"	:	The extraordinary general meeting of UOB, notice of which is given on pages 19 to 21 of this Circular.
"2008 EGM"	:	The extraordinary general meeting of the Company held on 30 April 2008.
"Group"	:	UOB and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 24 March 2009.
"Listing Manual"	:	The listing manual of the SGX-ST.
"Market Day"	:	A day on which the SGX-ST is open for trading of securities.
"MAS"	:	The Monetary Authority of Singapore.
"NTA"	:	Net tangible assets.
"Relevant Period"	:	The period commencing from the date on which the last annual general meeting of the Company was held and expiring on the date the next annual general meeting is held or is required by law to be held, whichever is the earlier.
"ROE"	:	Return on equity.
"Securities Account"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Shares granted pursuant to the UOB Share Option Scheme.
"Share Purchase Mandate"	:	The mandate enabling the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.

"**Take-over Code**"	:	The Singapore Code on Take-overs and Mergers.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**UOB**" or the "**Company**"	:	United Overseas Bank Limited.
"**UOB Share Option Scheme**"	:	The UOB 1999 Share Option Scheme.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular only shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular shall be a reference to Singapore time, unless otherwise specified.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

Board of Directors:
Wee Cho Yaw *(Chairman)*
Wee Ee Cheong *(Deputy Chairman & Chief Executive Officer)*
Ngiam Tong Dow
Prof Cham Tao Soon
Wong Meng Meng
Philip Yeo Liat Kok
Prof Lim Pin
Michael Lien Jown Leam
Reggie Thein

Registered Office
80 Raffles Place
UOB Plaza
Singapore 048624

8 April 2009

To: The Shareholders of United Overseas Bank Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors of UOB are convening the EGM to be held on 29 April 2009 to seek Shareholders' approval for the proposed renewal of the Share Purchase Mandate.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposal for the renewal of the Share Purchase Mandate to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statement or opinion made in this Circular.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background.** The Companies Act requires a company to obtain the approval of its shareholders to purchase or otherwise acquire its own shares. The Share Purchase Mandate was first approved by Shareholders on 29 April 2004 and was last renewed at the 2008 EGM (the "**2008 Share Purchase Mandate**"). The rationale for, and the authority and limitations on, the 2008 Share Purchase Mandate were set out in the 2008 Circular and the Ordinary Resolution set out in the Notice of the 2008 EGM.

The 2008 Share Purchase Mandate will expire on the date of the forthcoming Sixty-Seventh Annual General Meeting of the Company to be held on 29 April 2009. Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM immediately following the Sixty-Seventh Annual General Meeting of the Company convened to be held on the same date and at the same place.

2.2 **Rationale for the Proposed Renewal of the Share Purchase Mandate.** The proposed renewal of the Share Purchase Mandate would give UOB the flexibility to undertake the purchase or acquisition of its issued Shares as and when appropriate to:

(a) manage the capital structure of UOB, with a view to achieving an efficient capital mix;

(b) manage surplus capital, such that surplus capital and funds which are in excess of UOB's requirements may be returned to Shareholders in an expedient and cost-efficient manner;

(c) improve ROE, which is one of the key objectives of UOB; and

(d) manage and minimise the dilution impact (if any) associated with any share option scheme and/ or staff incentive scheme as may be implemented by UOB from time to time.

The Share Purchase Mandate will be exercised by the Directors in circumstances where it is considered to be in the best interests of UOB, after taking into account factors such as the amount of surplus cash available and working capital requirements of UOB, the prevailing market conditions, liquidity and orderly trading of the Shares.

2.3 **Authority and Limits on the Share Purchase Mandate.** The authority and limits on the Share Purchase Mandate are summarised below.

2.3.1 ***Maximum Number of Shares***

The total number of Shares that may be purchased or acquired by UOB pursuant to the Share Purchase Mandate is limited to that number of Shares representing five per cent. of the total number of issued Shares of UOB as at the date of the EGM at which this renewal of the Share Purchase Mandate is approved (the "**Approval Date**") unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Companies Act, at any time during the Relevant Period, in which event the issued Shares shall be taken to be the total number of the issued Shares as altered by such capital reduction. Only Shares which are issued and fully paid-up may be purchased or acquired by UOB. The Shares which are held as treasury shares will be disregarded for the purposes of computing the five per cent. limit.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the five per cent. limit, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out up to the full five per cent. as authorised, or at all.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the Approval Date up to:

(a) the date on which the next Annual General Meeting of UOB is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 ***Manner of Purchase or Acquisition of Shares***

Purchases or acquisitions of Shares may be made by:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed dealers appointed by UOB for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The purchases or acquisitions may be subject to such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as the Directors may consider fit in connection with or in relation to any equal access scheme or schemes.

Off-Market Purchases must satisfy all the following conditions:

(i) offers for the purchase or the acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If UOB wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rule 883(2), (3), (4) and (5) of the Listing Manual.

2.3.4 ***Maximum Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105 per cent. of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110 per cent. of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of the Share over the five consecutive Market Days on which the Shares were transacted on the SGX-ST immediately preceding the date of the Market Purchase by UOB or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which UOB announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Source of Funds.** The Companies Act permits UOB to purchase or acquire its own Shares out of capital, as well as from its distributable profits.

UOB intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital of UOB and the Group would be materially adversely affected.

2.5 **Reporting Requirements.** Pursuant to Rule 886 of the Listing Manual, UOB will notify the SGX-ST of any purchase or acquisition of Shares under the proposed Share Purchase Mandate as follows:

(a) in the case of a Market Purchase, by 9.00 a.m. on the Market Day following the day on which it purchased the Shares; and

(b) in the case of an Off-Market Purchase, by 9.00 a.m. on the second Market Day after the close of acceptances of the offer.

Such announcement (which must be in the form of Appendix 8.3.1 of the Listing Manual) must include, *inter alia,* details of the maximum number of Shares authorised for purchase, the date of the purchase, the total number of Shares purchased, the number of Shares cancelled, the number of Shares held as treasury shares, the purchase price per Share or the highest and lowest prices paid for such Shares (as applicable), the total consideration (including stamp duties, brokerage and clearing charges) paid or payable for the Shares, the number of Shares purchased as at the date of announcement (on a cumulative basis), the number of issued Shares excluding treasury shares and the number of treasury shares held after the purchase.

2.6 **Status of Purchased Shares.** Under the Companies Act, Shares purchased or acquired by UOB shall be deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on cancellation) unless such Shares are held by UOB as treasury shares. Accordingly, the total number of issued Shares will be diminished by the number of Shares purchased or acquired by UOB, which are cancelled and are not held as treasury shares.

2.7 **Treasury Shares.** UOB reserves the right to hold all or part of the purchased or acquired Shares as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below.

2.7.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10 per cent. of the total number of issued Shares.

2.7.2 ***Voting and Other Rights***

UOB cannot exercise any right in respect of treasury shares, including any right to attend or vote at meetings.

In addition, no dividend may be paid, and no other distribution of UOB's assets may be made, to UOB in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed and such bonus shares shall be treated for the purposes of the Companies Act as if they were purchased by UOB at the time they were allotted. A subdivision or consolidation of any treasury share is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.7.3 ***Disposal and Cancellation***

Where Shares purchased or acquired by UOB are held as treasury shares, UOB may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

2.8 **Financial Effects.** The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time. The financial effects on the Group for the financial year ended 31 December 2008 are based on the assumptions set out below.

2.8.1 ***Purchase or Acquisition out of Capital or Profits***

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of dividends by UOB will not be reduced.

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of profits, such consideration will correspondingly reduce the amount available for the distribution of dividends by UOB.

2.8.2 ***Number of Shares Acquired or Purchased***

The maximum number of Shares which can be purchased by UOB will depend on the number of issued Shares, excluding treasury shares, of UOB as at Approval Date. As at the Latest Practicable Date, the issued share capital of UOB comprised 1,505,610,625 Shares, excluding treasury shares. As at the Latest Practicable Date, there were outstanding Share Options held by executives of the Group, which have been granted pursuant to the UOB Share Option Scheme, to subscribe for up to an aggregate of 269,000 Shares. Save in respect of the Shares which are issuable on exercise of the outstanding Share Options, no Shares were reserved for issue by UOB as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 1,505,610,625 Shares in issue, excluding treasury shares, as at the Latest Practicable Date, and assuming that no further Shares are issued pursuant to the exercise of Share Options on or prior to the EGM, not more than 75,280,531 Shares (representing five per cent. of the Shares in issue, excluding treasury shares, as at that date) may be purchased or acquired by UOB pursuant to the proposed Share Purchase Mandate.

2.8.3 ***Maximum Price Paid for Shares Acquired or Purchased***

Assuming that UOB purchases or acquires the maximum number of Shares at the Maximum Price, the amount of funds required is approximately:

(a) in the case of Market Purchases of Shares, S$732,479,567 based on S$9.73 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date); and

(b) in the case of Off-Market Purchases of Shares, S$767,861,416 based on S$10.20 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date).

2.8.4 ***Illustrative Financial Effects***

For illustrative purposes only, on the basis of the assumptions set out in paragraphs 2.8.2 and 2.8.3 above, as well as the following:

(a) the Share Purchase Mandate had been effective on 1 January 2008 and UOB had purchased 75,280,531 Shares (representing five per cent. of the total Shares in issue as at the Latest Practicable Date, excluding the Shares held in treasury) on 1 January 2008;

(b) there have been no issuance of Shares from the exercise of Share Options after the Latest Practicable Date;

(c) no Shares were purchased by UOB after the Latest Practicable Date; and

(d) the purchase consideration was funded by UOB from excess funds deployed in the inter-bank market with an effective pre-tax yield of 0.44 per cent., being the inter-bank one-month offer rate as at 24 March 2009, and at the tax rate of 17 per cent., the financial effects on the audited financial accounts of the Group for the financial year ended 31 December 2008 are set out below:

Market Purchases

As at 31 December 2008	Before Share Purchases	After Share Purchases[(1)]
Total Shareholders' equity (S$'000)	15,572,883	14,837,728
Number of issued Shares ('000)	1,505,611	1,430,330
Weighted average number of issued Shares ('000)	1,505,834	1,430,553
Net profit attributable to Shareholders (S$'000)	1,936,823	1,934,148
Financial Ratios		
NTA per Share (S$)[(2)]	6.11	5.91
Earnings per Share - Basic (S$)[(3)]	1.25	1.31
ROE (%)[(3)]	12.2	12.8
Capital Adequacy Ratio (%)	15.3	14.7

Notes:

(1) The disclosed financial effects remain the same irrespective of whether the purchase of Shares are:
   (a) effected out of capital or profits; and
   (b) held in treasury or cancelled.

(2) Preference shares were excluded from the computation.

(3) Calculated based on profit attributable to Shareholders net of preference share dividends for the financial year.

Off-Market Purchases

As at 31 December 2008	Before Share Purchases	After Share Purchases[(1)]
Total Shareholders' equity (S$'000)	15,572,883	14,802,217
Number of issued Shares ('000)	1,505,611	1,430,330
Weighted average number of issued Shares ('000)	1,505,834	1,430,553
Net profit attributable to Shareholders (S$'000)	1,936,823	1,934,018
Financial Ratios		
NTA per Share (S$)[(2)]	6.11	5.89
Earnings per Share - Basic (S$)[(3)]	1.25	1.31
ROE (%)[(3)]	12.2	12.8
Capital Adequacy Ratio (%)	15.3	14.7

Notes:

(1) The disclosed financial effects remain the same irrespective of whether the purchase of Shares are:
   (a) effected out of capital or profits; and
   (b) held in treasury or cancelled.

(2) Preference shares were excluded from the computation.

(3) Calculated based on profit attributable to Shareholders net of preference share dividends for the financial year.

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise UOB to purchase or acquire up to five per cent. of the issued Shares (excluding the Shares held in treasury), UOB may not necessarily purchase or acquire or be able to purchase or acquire any or all of the five per cent. of the issued Shares (excluding the Shares held in treasury). In addition, UOB may cancel all or part of the Shares repurchased and/or hold all or part of the Shares repurchased as treasury shares.

UOB will take into account both financial and non-financial factors (for example, stock market conditions and the performance of the Shares) in assessing the relative impact of a purchase or acquisition of Shares before execution.

2.9 **Details of Share Buy Backs in the last 12 months.** As at the Latest Practicable Date, UOB had not purchased or acquired any Shares in the preceding 12 months.

2.10 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least ten per cent. of the total number of issued shares (excluding preference shares, convertible equity securities and treasury shares) in a class that is listed, must be held by public shareholders. The "public", as defined in the Listing Manual, are persons other than the directors, chief executive officer, substantial shareholders or controlling shareholders of a listed company and its subsidiaries, as well as associates (as defined in the Listing Manual) of such persons. As at the Latest Practicable Date, approximately 76 per cent. of the issued Shares (excluding the Shares held in treasury) are held by public shareholders. Assuming UOB had purchased or acquired Shares from the public up to the full five per cent. limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date and these Shares had been held as treasury shares, the percentage of issued Shares held by public shareholders would be reduced to approximately 75 per cent. of the issued Shares (excluding the Shares held in treasury).

Accordingly, UOB is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit UOB to undertake purchases or acquisitions of its Shares through Market Purchases up to the full five per cent. limit pursuant to the Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST.

2.11 **Shareholding Limits.** Under the Banking Act:

(a) no person shall enter into any agreement or arrangement, whether oral or in writing and whether express or implied, to act together with any person with respect to the acquisition, holding or disposal of, or the exercise of rights in relation to, their interests in voting shares of an aggregate of five per cent. or more of the total votes attached to all voting shares in a designated financial institution, without first obtaining the approval of the Minister designated for the purposes of the Banking Act (the "**Minister**") (the "**5% Limit**"); and

(b) no person shall be a 12% controller (as defined below) or a 20% controller (as defined below) of a designated financial institution without first obtaining the approval of the Minister.

For the purposes of the Banking Act:

"**designated financial institution**" means (i) a bank incorporated in Singapore; or (ii) a financial holding company;

"**total number of issued shares**", in relation to a company, does not include treasury shares;

"**12% controller**" means a person, not being a 20% controller, who alone or together with his associates, (i) holds not less than 12% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 12% in the designated financial institution; and

"**20% controller**" means a person who, alone or together with his associates, (i) holds not less than 20% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 20% in the designated financial institution.

For purposes of the Banking Act, the percentage of the total number of issued Shares held by a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) and the percentage voting rights of a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued Shares immediately following any purchase or acquisition of Shares will increase should UOB hold in treasury or cancel the Shares purchased or acquired by UOB.

UOB wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Shares by UOB pursuant to the Share Purchase Mandate, if the proposed renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY UOB MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON TO REACH OR EXCEED THE 5% LIMIT OR CAUSE ANY PERSON TO BECOME A 12% CONTROLLER OR A 20% CONTROLLER.

Shareholders whose shareholdings are close to the limits set out in the Banking Act **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Shares which are in excess of any of such limits as a consequence of a purchase or acquisition of Shares by UOB. Shareholders who are in doubt as to the action that they should take should consult their professional advisers at the earliest opportunity.

2.12 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-back Guidance Note. The take-over implications arising from any purchase or acquisition by UOB of its Shares are set out below.

2.12.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by UOB of its Shares, a Shareholder's proportionate interest in the voting capital of UOB increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert acquires or consolidates effective control of UOB, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for UOB under Rule 14 of the Take-over Code.

2.12.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv);

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights;

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts);

(c) a company with any of its pension funds and employee share schemes;

(d) a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account which such person manages;

(e) a financial or other professional adviser, including a stockbroker, with its client in respect of the shareholdings of the adviser and the persons controlling, controlled by or under the same control as the adviser and all the funds which the adviser manages on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10 per cent. or more of the client's equity share capital;

(f) directors of a company, together with their close relatives, related trusts and companies controlled by any of them, which is subject to an offer or where they have reason to believe a bona fide offer for their company may be imminent;

(g) partners; and

(h) an individual, his close relatives, his related trusts, and any person who is accustomed to act in accordance with his instructions, companies controlled by any of the above persons, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights.

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by UOB are set out in Appendix 2 to the Take-over Code.

2.12.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or in the event that such Directors and their concert parties hold between 30 per cent. and 50 per cent. of UOB's voting rights, if the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months. In calculating the percentage of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 to the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30 per cent. or more, or, if such Shareholder holds between 30 per cent. and 50 per cent. of UOB's voting rights, the voting rights of such Shareholder would increase by more than one per cent. in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by UOB should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

3. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

3.1 **Directors.** As at the Latest Practicable Date, the interests of the Directors in the Shares, Class E Preference Shares (as defined below) and Share Options as recorded in the Register of Directors' shareholdings are as follows:

Ordinary Shares

Director	Shares Registered in the Name of Directors	%[1]	Shares in which Directors are Deemed to have an interest	%[1]	Number of new Shares comprised in outstanding Share Options granted pursuant to UOB Share Option Scheme
Wee Cho Yaw	16,390,248	1.09	248,208,142	16.49	–
Wee Ee Cheong	2,865,357	0.19	147,064,793	9.77	–
Ngiam Tong Dow	–	–	13,600	–	–
Prof Cham Tao Soon	–	–	9,775	–	–
Wong Meng Meng	–	–	–	–	–
Philip Yeo Liat Kok	–	–	–	–	–
Prof Lim Pin	–	–	–	–	–
Michael Lien Jown Leam	–	–	–	–	–
Reggie Thein	–	–	–	–	–

[1] Based on 1,505,610,625 issued Shares in the capital of UOB, excluding treasury shares, as at the Latest Practicable Date.

Class E non-cumulative non-convertible preference shares (Class E Preference Shares)

	Class E Preference Shares Registered in the Name of Directors	%	Class E Preference Shares in which Directors are Deemed to have an interest	%
Wee Cho Yaw	155,900	–	–	–
Wee Ee Cheong	20,000	–	–	–
Ngiam Tong Dow	2,000	–	2,000	–
Prof Cham Tao Soon	–	–	1,000	–
Wong Meng Meng	–	–	–	–
Phillip Yeo Liat Kok	–	–	1,000	–
Prof Lim Pin	2,500	–	–	–
Michael Lien Jown Leam	–	–	–	–
Reggie Thein	1,000	–	–	–

3.2 **Substantial Shareholders.** As at the Latest Practicable Date, the interests of the substantial shareholders of UOB as recorded in the Register of Substantial Shareholders are as follows:

Ordinary Shares

	Shareholdings Registered in the name of Substantial Shareholders		Other shareholdings in which Substantial Shareholders are deemed to have an interest		Total interest	
Substantial Shareholder	**No. of Shares**	**%[1]**	**No. of Shares**	**%[1]**	**No. of Shares**	**%[1]**
Estate of Lien Ying Chow, deceased	316,516	0.02	81,331,554[2]	5.40	81,648,070	5.42
Lien Ying Chow Private Limited	–	–	81,231,771[2]	5.40	81,231,771	5.40
Wah Hin and Company Private Limited	81,221,771	5.39	10,000[3]	–	81,231,771	5.40
Sandstone Capital Pte Ltd	10,000	–	81,221,771[4]	5.39	81,231,771	5.40
Wee Cho Yaw	16,390,248	1.09	245,459,557[5]	16.30	261,849,805	17.39
Wee Ee Cheong	2,865,357	0.19	147,030,553[5]	9.77	149,895,910	9.96
Wee Ee Chao	141,164	0.01	116,802,696[5]	7.76	116,943,860	7.77
Wee Ee Lim	1,606,834	0.11	147,033,758[5]	9.77	148,640,592	9.87
Wee Investments Private Ltd	112,809,021	7.49	171,021	0.01	112,980,042	7.50

[1] Based on 1,505,610,625 issued Shares in the capital of UOB, excluding treasury shares, as at the Latest Practicable Date.

[2] Estate of Lien Ying Chow, deceased and Lien Ying Chow Private Limited are each deemed to have an interest in the 81,231,771 UOB shares in which Wah Hin and Company Private Limited has an interest.

[3] Wah Hin and Company Private Limited is deemed to have an interest in the 10,000 UOB shares held by Sandstone Capital Pte Ltd.

[4] Sandstone Capital Pte Ltd is deemed to have an interest in the 81,221,771 UOB shares held by Wah Hin and Company Private Limited.

[5] Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.

4. DIRECTORS' RECOMMENDATION

The Proposed Renewal of the Share Purchase Mandate. The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of UOB. Accordingly, they recommend that Shareholders vote in favour of the Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

5. EXTRAORDINARY GENERAL MEETING

5.1 **EGM.** The EGM, notice of which is set out on pages 19 to 21, will be held at Pan Pacific Singapore, Pacific 2 - 3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on Wednesday, 29 April 2009 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Seventh Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Resolution set out in the Notice of EGM.

5.2 **Depositor.** If you are a Depositor, you shall not be entitled to attend and vote at the EGM unless you are shown to have Shares entered against your name in the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by CDP to UOB.

6. ACTION TO BE TAKEN BY SHAREHOLDERS

Appointment of Proxies. There is enclosed with this Circular a notice of EGM and a Proxy Form. If any Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, such Shareholder should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the Company's office at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624, (Attention: The Company Secretary) not later than 48 hours before the time fixed for the EGM. Completing and returning a Proxy Form does not preclude the Shareholder from attending and voting in person at the EGM in place of his proxy.

7. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm that they have taken reasonable care to ensure that the facts stated and the opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the office of the Company Secretary of UOB at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624, during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of UOB;

(b) the annual report of UOB for the financial year ended 31 December 2008; and

(c) the 2008 Circular.

Yours faithfully,
For and on behalf of
the Board of Directors
UNITED OVERSEAS BANK LIMITED

Wee Cho Yaw
Chairman


UOB
大華銀行

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of United Overseas Bank Limited (the "**Company**") will be held at Pan Pacific Singapore, Pacific 2 - 3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on Wednesday, 29 April 2009 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Seventh Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolution as an Ordinary Resolution:

Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company ("**AGM**") is held; and

(ii) the date by which the next AGM is required by law to be held;

(c) in this Resolution:

"**Relevant Period**" means the period commencing from the date on which the last AGM was held and expiring on the date the next AGM is held or is required by law to be held, whichever is the earlier, after the date of this Resolution;

"**Maximum Limit**" means that number of Shares representing five per cent. of the total number of issued Shares (excluding any Shares which are held as treasury shares) as at the date of the passing of this Resolution unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Companies Act, at any time during the Relevant Period, in which event the issued Shares shall be taken to be the total number of the issued Shares as altered by such capital reduction (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105 per cent. of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Shares,

where:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive market days on which the Shares were transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

BY ORDER OF THE BOARD

Vivien Chan
Company Secretary
United Overseas Bank Limited

8 April 2009

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy or proxies must be deposited at the Company's office at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.

3. The Company intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the Consideration paid at the relevant time.

   Based on the total number of issued Shares as at 24 March 2009 (the "**Latest Practicable Date**"), the purchase by the Company of five per cent. of its issued Shares (excluding the Shares held in treasury) will result in the purchase or acquisition of 75,280,531 Shares.

   Assuming that the Company purchases or acquires 75,280,531 Shares at the Maximum Price, the maximum amount of funds required is approximately:

   (a) in the case of Market Purchases of Shares, S$732,479,567 based on S$9.73 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date); and

   (b) in the case of Off-Market Purchases of Shares, S$767,861,416 based on S$10.20 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date).

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial accounts of the UOB Group for the financial year ended 31 December 2008, based on certain assumptions, are set out in paragraph 2.8.4 of the circular to shareholders of the Company dated 8 April 2009.



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 193500026Z)

IMPORTANT

1. This Circular is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM FOR EXTRAORDINARY GENERAL MEETING

I/We ____ (Name)

of ____ (Address)
being (a) member/members of United Overseas Bank Limited (the "**Company**"), hereby appoint :

Name	NRIC/Passport No.	Proportion of Shareholdings	
		No. of Shares	%
Address			

and/or*

Name	NRIC/Passport No.	Proportion of Shareholdings	
		No. of Shares	%
Address			

** Please delete as appropriate.*

or failing him/her, **the Chairman of the Meeting** as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at Pan Pacific Singapore, Pacific 2 - 3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on Wednesday, 29 April 2009 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Seventh Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy/proxies to vote. In the absence of specific directions, the proxy/proxies will vote as the proxy/proxies deem fit.)

	For	Against
Ordinary Resolution To approve the proposed renewal of the Share Purchase Mandate		

Dated this ________ day of ______________ 2009.

Shares in:	No. of Shares
(i) Depository Register	
(ii) Register of Members	
Total	



____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the meeting.
5. The instrument appointing a proxy or proxies must be deposited at the Company's Office at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time appointed for the Meeting.
6. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorized. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.
7. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.
8. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.
9. Agent Banks acting on the request of CPF Investors who wish to attend the meeting as Observers are required to submit in writing, a list with details of the investors' names, NRIC/Passport numbers, addresses and numbers of shares held. The list, signed by an authorised signatory of the Agent Bank, should reach the Company Secretary at 80 Raffles Place #04-20 UOB Plaza 2, Singapore 048624 not later than 48 hours before the time fixed for holding the meeting.

1st FOLD

2nd FOLD

UOB

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399



The Company Secretary
UNITED OVERSEAS BANK LIMITED
80 Raffles Place, #04-20, UOB Plaza 2
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.